As Filed with the Securities and Exchange Commission on February 23, 2005

Registration No.: 333- 119760

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AXESSTEL, INC.

(Exact name of Registrant as specified in its charter)

Nevada	3661	91-1982205
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6815 Flanders Drive, Suite 210

San Diego, CA 92121

(858) 625-2100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mike H.P. Kwon

Chief Executive Officer

Axesstel, Inc.

6815 Flanders Drive, Suite 210

San Diego, CA 92121

(858) 625-2100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Hentrich, Esq. John D. Tishler, Esq. Stephen R. LaSala, Esq. Sheppard, Mullin, Richter & Hampton LLP 12544 High Bluff Drive San Diego, CA 92130 Ph (858) 720-8900 Fax (858) 509-3691

David Morash

President, Chief Operating Officer

and Acting Chief Financial Officer

Helen Chao, Esq.

Secretary and General Counsel

Axesstel, Inc.

6815 Flanders Drive, Suite 210

San Diego, CA 92121

Ph (858) 625-2100

Fax (858) 625-2110

	Stanton D. Wong, Esq. Gabriella A. Lombardi, Esq. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, CA 94304-1114 Ph (650) 233-4500 Fax (650) 233-4545	Christopher M. Forrester, Esq. Pillsbury Winthrop LLP 11682 El Camino Real San Diego, CA 92130 Ph (858) 509-4000 Fax (858) 509-4010

Approximate date of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 23, 2005

8,455,548 Shares

Common Stock

We are offering 4,000,000 shares of our common stock and the selling stockholders are offering 4,455,548 shares of our common stock. Our common stock is traded on the American Stock Exchange under the symbol “AFT.” The last reported sale price of our common stock on the American Stock Exchange on February 18, 2005 was $4.48 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 6.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Axesstel, Inc.	$	$
Proceeds to the Selling Stockholders	$	$

Affiliates of ComVentures, a venture capital firm based in Palo Alto, California, and one of our significant stockholders, have indicated an interest in purchasing 500,000 shares of our common stock at the public offering price in a private placement concurrent with the closing of this offering. ComVentures and its affiliates are referred to as ComVentures in this prospectus. The underwriters will not receive any discount or commission on the sale of these shares. ComVentures has agreed not to sell any shares of our common stock, including the shares being purchased concurrent with this offering, for a period of at least 90 days following the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to 847,634 additional shares of our common stock and Mike H.P. Kwon, our Chairman, Chief Executive Officer and one of our selling stockholders, has granted the underwriters a 30-day option to purchase up to 420,698 additional shares of our common stock to cover over-allotments, if any.

Sole Book Runner

First Albany Capital	Pacific Growth Equities, LLC

Merriman Curhan Ford & Co.

Prospectus dated                     , 2005

CONNECTING
THE WORLD NOW
CDMA2000 1x Fixed Wireless Phone
CDMA2000 1xEV-DO Broadband Modem
CDMA2000 1xRTT Fixed Wireless Terminal
axess·tel

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus, “Axesstel,” “we,” “us” and “our” refer to Axesstel, Inc., a Nevada corporation, and its subsidiaries, unless otherwise noted.

We own the trademark “Axesstel.” All other tradenames and trademarks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, and it may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” and the consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We design, develop and market fixed wireless voice and data products for the worldwide telecommunications market. Fixed wireless products are stationary telephones, data terminals and broadband modems that connect to telecommunications networks using wireless transmission instead of a landline. Our products are based on Code Division Multiple Access, or CDMA, technology and include desktop phone terminals, payphone terminals, voice/data terminals and broadband modems used for high-speed data services.

According to International Data Corporation, the worldwide telecommunications market is estimated to be $1.1 trillion in 2005. Despite the size of this market, telephone penetration is less than 5% of the world’s population outside of Europe and North America. We believe that for much of the world’s population, basic telephone service is available only through wireless technology. In addition, even in areas where wireless networks have been widely deployed, the cost of ownership for a mobile phone is high and mobile phones are not always well-suited for use as a landline substitute. We believe recent developments have made fixed wireless telephones an attractive alternative to both mobile and landline telephones. For example, the cost of licensing fixed wireless spectrum has generally decreased, governments and telecommunications service providers are subsidizing the purchase of fixed wireless phones, systems costs have declined, and transmission protocols have standardized around CDMA and Global System for Mobile Communication, or GSM, technologies.

We currently sell our products to telecommunications service providers in developing countries where large segments of the population do not have access to telephone service and demand for telephone service has grown substantially in recent years. At present, our principal customers are Tata Teleservices Limited in India, TeleCard Limited in Pakistan, Telefonica Moviles, S.A. in Latin America and Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela. We believe there are over 80 CDMA-based telecommunications service providers in over 35 countries that have deployed or plan to deploy fixed wireless solutions. We intend to increase our customer base by marketing our products to these service providers.

Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless phones. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products. All of our revenues in 2004 were generated from the sale of our voice and data desktop terminals; however, we believe an increasing portion of our revenues in 2005 will be derived from sales of our broadband data products. Our newest product is our CDMA2000 1xEV-DO broadband modem. The CDMA2000 1xEV-DO standard is a third generation, or 3G, CDMA technology used for high-speed data communications.

We outsource the manufacturing of all of our products to Wistron NeWeb Corporation, or WNC, a contract manufacturer based in Taiwan that specializes in advanced wireless communications. We believe that outsourcing our manufacturing to WNC allows us to scale production rapidly, focus on our core competency of designing, engineering and selling our products and reduce our capital requirements.

We believe that we provide the following benefits to our customers:

•	high-quality products at affordable prices;

•	reliable delivery of products with short lead-times;

•	products that are easy to deploy, install and use; and

•	products with a full range of voice and data features.

Our objective is to be the leading provider of CDMA-based fixed wireless voice and data products in our target markets. Key elements of our strategy include:

•	increasing market share with existing customers;

•	acquiring new customers;

•	continuing to aggressively manage the costs of developing and manufacturing our products;

•	continuing to develop innovative products;

•	establishing and expanding strategic partnerships; and

•	penetrating developed markets through the rollout of data products.

Recent Developments

On February 15, 2005, we completed the sale of 270,271 shares of our common stock to three private equity funds managed by ComVentures, a venture capital firm based in Palo Alto, California, that invests in communications and infrastructure companies, at a per share price of $3.70 for aggregate proceeds of $1.0 million. ComVentures and its affiliates are referred to in this prospectus as ComVentures. ComVentures has also indicated an interest in purchasing 500,000 shares of our common stock at the public offering price in a private placement concurrent with the closing of this offering. Assuming the purchase of 500,000 shares by ComVentures concurrent with the closing of this offering, ComVentures will beneficially own approximately 2,803,605 shares of our common stock, or 14% of our outstanding common stock, after this offering. If these purchases are completed and the underwriters exercise their over-allotment option in full, ComVentures will beneficially own approximately 13% of our outstanding common stock after this offering.

Our Address

Our principal executive offices are located at 6815 Flanders Drive, Suite 210, San Diego, CA 92121, and our telephone number at that address is (858) 625-2100. Information contained in our website is not part of this prospectus.

The Offering

Common stock offered by Axesstel	4,000,000 shares

Common stock offered by the selling stockholders	4,455,548 shares

Common stock outstanding after this offering	20,019,284 shares

Over-allotment option	847,634 shares from Axesstel 420,698 shares from a selling stockholder

Use of proceeds

We intend to use the net proceeds primarily for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds to acquire or invest in businesses, products or technologies, either directly or through joint ventures or other arrangements, or to repay the outstanding balance due to Laurus Master Fund, Ltd. under two convertible term notes issued to Laurus. We have no current plans for acquisitions of any businesses, products or technologies. We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Use of Proceeds.”

American Stock Exchange symbol	AFT

The total number of shares of our common stock that will be outstanding after this offering is based on 12,318,176 shares outstanding as of February 2, 2005, and includes the exercise for cash by some of the selling stockholders prior to the closing of this offering of options to purchase 818,497 shares of common stock with a weighted average exercise price of $0.30 per share and warrants to purchase 2,112,340 shares of common stock with a weighted average exercise price of $0.19 per share, 270,271 shares of common stock that ComVentures purchased from us pursuant to an agreement dated February 2, 2005, and 500,000 shares of common stock that may be issued and sold to ComVentures concurrent with the closing of this offering; and unless specifically stated otherwise:

•	excludes 1,193,038 shares of common stock reserved for issuance upon the exercise of convertible notes;

•	excludes 3,558,544 shares of common stock reserved for issuance upon the exercise of 2,549,222 outstanding options with a weighted average exercise price of $1.91 per share and 1,009,322 outstanding warrants with a weighted average exercise price of $1.66 per share;

•	excludes 1,810,211 shares of common stock reserved for future grants under our equity incentive plans; and

•	excludes 847,634 shares of common stock that the underwriters may purchase from us and 420,698 shares of our common stock that the underwriters may purchase from Mike H.P. Kwon, our Chairman and Chief Executive Officer, to cover over-allotments, if any.

Unless we state otherwise, information in this prospectus assumes that the underwriters will not exercise their over-allotment option, that no other person, other than the selling stockholders described above, will exercise any other outstanding options or warrants or will convert any convertible securities.

Summary Consolidated Financial Data

The tables below summarize our consolidated statements of operations and balance sheet data as of and for the periods indicated. The data are derived from, and are qualified by reference to, the consolidated financial statements and related notes included elsewhere in this prospectus. The data in the following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2003	2004
Consolidated Statements of Operations Data:
Revenues:
Product sales	$4,290,013	$62,564,602
Engineering development service	7,253,980	—

Total revenues	11,543,993	62,564,602

Cost of goods sold:
Product sales	4,067,376	55,849,162
Engineering development service	3,391,537	—

Total cost of goods sold	7,458,913	55,849,162

Gross profit:
Product sales	222,637	6,715,440
Engineering development service	3,862,443	—

Total gross profit	4,085,080	6,715,440

Total operating expenses	7,823,385	14,405,700
Operating loss	(3,738,305)	(7,690,260)

Other expense	(137,696)	(882,792)

Loss before income taxes	(3,876,001)	(8,573,052)

Benefit for income taxes	(1,266,730)	(302,694)

Net loss	$(2,609,271)	$(8,270,358)

Loss per share:
Basic	$(0.41)	$(0.91)

Diluted	$(0.41)	$(0.91)

Weighted average shares outstanding:
Basic	6,417,376	9,123,084

Diluted	6,417,376	9,123,084

	As of December 31, 2004
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,525,259	$27,271,384
Working capital (deficit)	(391,922)	19,354,203
Total assets	24,990,592	44,736,717
Long-term liabilities	2,629,000	2,629,000
Total stockholders’ equity	3,123,526	22,869,651

The as adjusted consolidated balance sheet data as of December 31, 2004 gives effect to:

•	the sale of the 4,000,000 shares of common stock we are offering pursuant to this prospectus, at an assumed public offering price of $4.48 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us;

•	the sale of 939,710 shares of common stock during January 2005 upon the exercise of options and warrants existing as of December 31, 2004;

•	the sale of 270,271 shares of common stock that ComVentures purchased from us on February 15, 2005;

•	the sale of 500,000 shares of common stock that may be issued and sold to ComVentures concurrent with the closing of this offering;

•	the sale of 2,930,837 shares of common stock for existing options and warrants; and

•	the payment of $975,000 to acquire convertible bonds from Axess Telecom.

The as adjusted calculation does not reflect repayment of any of our debt to Laurus Master Fund, Ltd., as described in “Use of Proceeds.”

RISK FACTORS

You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

If we do not successfully execute our new business model, the value of your investment will decline.

Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless phones. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products. Our limited experience in executing our new business model reduces our ability to evaluate our prospects and make appropriate forecasts and assumptions with certainty. Our new business model requires that we continue to design competitive products, manufacture these products in high volumes and at increasingly lower unit cost, and sell these products at attractive prices and in increasingly large quantities. If we do not successfully execute our new business model, our results of operations will be harmed substantially and the value of your investment in our stock will decline.

We rely on a small number of customers for substantially all of our revenues and the loss of one or more of these customers would seriously harm our business.

For the year ended December 31, 2004, two of our seven customers and their affiliates accounted for approximately 86% of our revenues, of which one customer comprised approximately 71% and the other customer comprised approximately 15%. We expect that our dependence on a small number of customers will continue into the foreseeable future. At present, these customers generally purchase products from us on a purchase order basis. Orders covered by firm purchase orders are generally not cancelable; however, customers may decide to delay or cancel orders. In the event that we experience any delays or cancellations, we would have difficulty enforcing the provisions of the purchase order and our revenues could decline substantially. Any such decline could result in us incurring net losses, increasing our accumulated deficit and needing to raise additional capital to fund our operations.

If we cannot eliminate our operating losses, we may need to raise additional capital to continue our operations, which may not be available on commercially reasonable terms, or at all, and which may dilute your investment.

We have incurred significant operating losses since we changed our business model. For the year ended December 31, 2004, we incurred a net loss of $8.3 million. At December 31, 2004, we had an accumulated deficit of $11.8 million. Eliminating these losses and achieving profitability will require us to increase our revenues, reduce our manufacturing costs and manage our operating and administrative expenses. We cannot guarantee that we will be successful in achieving or maintaining profitability and eliminating our accumulated deficit. If we are unable to generate sufficient revenues to pay our expenses, and the proceeds from this offering and our existing sources of cash and cash flows are otherwise insufficient to fund our activities, we will need to raise additional funds to continue our operations. These funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we are unsuccessful in eliminating our losses and reducing our accumulated deficit, and we cannot obtain additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment in our stock.

We depend in substantial part on the adoption and acceptance of fixed wireless telecommunications in developing countries and regions to create demand for our products.

Our target customers are large telecommunications service providers who are developing wireless services in developing countries and regions where demand for basic telephone service has grown substantially in recent years and where the cost of building a wireless telecommunications infrastructure is preferable to a traditional wireline infrastructure. We sell our products to these service providers, who in turn resell our products to their customers, the end users, to use over the services providers’ telecommunications networks. The economies in many of these countries are fragile and are subject to significant change based on world events. This results in unpredictable demand for our products. If demand for wireless infrastructure in these countries does not continue to increase, if the service providers elect to develop traditional landline infrastructure instead of fixed wireless infrastructure in these countries or if the service providers are unable to finance network expansion and fixed wireless products, demand for our products will not develop. Even if these service providers elect to develop fixed wireless infrastructure, demand for our products will not develop if the service providers are unable to sell their services and our products to the end users at affordable prices. In some instances, service providers purchase our products from us and resell the products to their end users at reduced prices in order to establish a service relationship with those users. If telecommunications service providers do not continue to subsidize the purchase of our products, our revenues may decline if end users cannot afford our products on their own.

We expect our operating results to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

We believe that our operating results may fluctuate substantially from quarter-to-quarter and year-to-year for a variety of reasons, many of which are beyond our control. Factors that could affect our quarterly and annual operating results include those listed below as well as others listed in this “Risk Factors” section:

•	changes in our pricing policies or those of our competitors;

•	the introduction of new products or product enhancements by us or our competitors;

•	changes in the terms of our arrangements with customers or suppliers;

•	our current reliance on large-volume orders from only a few customers;

•	variability between customer and product mix;

•	ability of our customers to accurately forecast demand for our products by their end users;

•	general economic conditions in developing countries which are in our target markets;

•	the timing of final product approvals from any major customer;

•	delays or failures to fulfill orders for our products on a timely basis;

•	the ability of our customers to obtain letters of credit that are satisfactory to us and our ability to confirm them in a timely manner;

•	our inability to forecast our manufacturing needs;

•	delays in the introduction of new or enhanced products by us or market acceptance of these products;

•	change in the financial position of our manufacturer;

•	the availability and cost of raw materials and components for our products;

•	limited use of our net operating loss carryforwards;

•	an increase in product warranty returns or in our allowance for doubtful accounts; and

•	operational disruptions, such as transportation delays or failures of our order processing system.

As a result of these factors, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results may fall below the expectations of public market analysts or investors. In this event, our stock price could decline significantly.

If CDMA technology does not continue to be accepted and to grow throughout the world, demand for our products will decline.

All of our products are based on CDMA technology; therefore, our business will suffer if telecommunications service providers in markets where fixed wireless infrastructure is being developed do not elect to base their telecommunications infrastructure on CDMA technology. If a competing standard, such as GSM, is chosen by a particular telecommunications service provider, we will be unable to market our products to that service provider unless we are able to change our products to operate on that standard. This would require significant investment to modify our products or would reduce the number of service providers to which we could market our existing products. If one of our customers is purchased by a larger telecommunications service provider that uses another standard such as GSM, our customer may switch to the competing standard and our sales of CDMA fixed wireless phones could decrease.

Our growth strategy is dependent on the widespread adoption of third generation CDMA technology by telecommunications service providers.

Although we have historically generated substantially all of our revenues from sales of our voice and data desktop terminals, our future growth strategy is predicated on deriving a substantial and increasing portion of our revenues from sales of our broadband data products. Our existing broadband data products are based, and we anticipate that our future broadband data products will be based, on the CDMA2000 1xEV-DO standard, which is third generation, or 3G, CDMA technology used for high-speed data and voice communications. To date, there are only a limited number of telecommunications service providers whose networks are compatible with our CDMA2000 1xEV-DO broadband modem. Although we believe this standard will eventually be adopted by the majority of telecommunications service providers currently using CDMA technology, implementing the standard is expensive for service providers, and there can be no assurance that they will adopt the standard or if they do, how rapidly and widely the standard will be implemented. If the CDMA2000 1xEV-DO standard is not widely implemented, the market for our broadband data products will be limited, and we will not be able to execute our growth strategy unless we change our products to operate on a competing standard which is more widely deployed. Changing our products would require significant investment and place us at a distinct disadvantage in getting our products to market in a competitive manner.

We must expand our customer base in order to grow our business.

To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to develop relationships with additional telecommunications service providers and obtain purchase orders from those service providers. Further, even if we do obtain purchase orders from additional telecommunications service providers, there is no guarantee that those orders will be for product quantities or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling the orders. Whether we will be able to obtain additional orders for our products will depend on a number of factors, including:

•	the continued acceptance of fixed wireless products;

•	the growth in our target markets of fixed wireless infrastructure that support CDMA standards;

•	our ability to manufacture reliable products at competitive prices that have the features that are required by our customers and the end users of those products; and

•	our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products.

We expect to experience competitive pricing pressure for our products, which may impair our revenue growth, gross margins and ability to achieve profitability.

Pricing for fixed wireless phones has been declining along with pricing in general for telecommunications equipment and other technology products. We believe that these pricing trends will continue in the future and perhaps accelerate, particularly if large companies with greater purchasing power enter the market. Accordingly, as we reduce our selling prices, our results of operations will be adversely affected unless we can generate equivalent cost reductions in our cost of goods and otherwise.

We depend on a single third-party manufacturer to produce all of our products.

We currently rely on WNC, which is located in Taiwan, to manufacture all of our products. We expect to continue to rely primarily on a limited number of third-party manufacturers to produce our products. Our reliance on others for our manufacturing exposes us to a number of risks which are outside our control, including:

•	unexpected increases in manufacturing costs;

•	interruptions in shipments if a third-party manufacturer is unable to complete production in a timely manner;

•	interruptions in shipments for an extended period of time due to acts of God, war, terrorism, earthquakes, tsunamis, typhoons, damaging winds or floods or a recurrence of sudden acute respiratory syndrome or similar widespread pandemic;

•	interruptions in manufacturing and shipments for an extended period of time due to shortages of electricity or water;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	inability to control production levels and to meet minimum volume commitments to our customers;

•	inability to control manufacturing yield;

•	inability to maintain adequate manufacturing capacity;

•	inability to secure adequate volumes of components in a timely fashion or at expected prices;

•	unwillingness of our current or future manufacturing suppliers to provide sufficient credit to support our sales;

•	manufacturing delays due to lack of financing, availability of parts, labor stoppages, disruptions or political instability in the region; and

•	scarcity of shipping containers.

In addition, we currently purchase all of our products from WNC on a purchase order basis. WNC is not obligated to accept any purchase order we submit and therefore may elect not to supply products to us on the terms we request, including terms related to specific quantities, pricing or timing of deliveries. If WNC were to refuse to fulfill our purchase orders on terms that we request or on terms that would enable us to recover our expenses and make a profit, we may lose sales or experience reduced margins, either of which would adversely affect our results of operation. Further, if WNC were to cease manufacturing our products on acceptable terms, we might not be able to identify and secure the services of a new third-party manufacturer in a timely manner or on commercially reasonable terms.

Given that we rely exclusively on WNC to manufacture our products, we are subject to risks affecting WNC’s business, including delays in its manufacturing process, availability of components, disruptions in its workforce or manufacturing capabilities, capacity constraints, quality control problems and compliance by WNC with import and export restrictions of the United States and foreign countries. In particular, in order to meet our projected demand, WNC will need to make additional capital expenditures, which it may choose not to do. Any of these risks could result in a delay of quality products being shipped to our customers, which could negatively impact our revenues, our reputation and our competitive position in our industry.

We may experience delays in manufacturing and our costs may increase if we are unable to provide our manufacturer with an accurate forecast of our needs.

We provide WNC with a rolling forecast of demand, which it uses to determine our component requirements. Lead times for ordering components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand for and availability of a component at a given time. If our forecasts are less than our actual requirements, WNC or any other third-party manufacturer that we use in the future may not be able to manufacture products in a timely manner. Furthermore, if we cannot produce our products in a timely manner, the liquidated damages provisions in some of our contracts with our customers may result in our selling our products at a loss. If our forecasts are too high, our manufacturer will be unable to use the components it has purchased on our behalf. The cost of the components used in our products tends to drop rapidly as volumes increase and technologies mature. Therefore, if WNC is unable to use fully components purchased on our behalf, our cost of producing products may be higher than our competitors due to an oversupply of higher priced components.

If we do not obtain letters of credit we may need to maintain greater working capital in the future, which may harm our ability to accept high-volume purchase orders and may create difficulties in the collection of our accounts receivable.

We have arrangements with two of our seven customers pursuant to which we accept customer orders based on letters of credit that our customers place with us. This generally enables us to maintain a low level of working capital because we are able to quickly collect payment for the products that we deliver and pay our third-party vendors. If there are any discrepancies with the documents presented by the manufacturers, the freight forwarder or us, it may cause the letters of credit to be invalid or payment to be delayed. If a letter of credit is issued late or we experience problems collecting on letters of credit, shipments will be delayed, which may cause us to miss our quarterly financial projections. If we are unable to continue to obtain letters of credit from our customers, we may be required to maintain a greater level of working capital or borrow money in order to pay our manufacturer and third-party vendors or offer open terms to customers and obtain assurance of payment via other financial methods such as credit insurance. We had to borrow money in August 2004 to pay our operating expenses until delays in collecting on letters of credit were resolved, and we may be required to do so in the future. It is possible that current or future customers may not be able to or may be unwilling to establish letters of credit acceptable to us, which could result in a need for us to have greater working capital in order to fulfill such customers’ orders. In such an event, we would be subject to greater collections risks and might be precluded from accepting large orders from these customers because of limitations on our working capital. Any inability to accept orders could harm our ability to meet our projections and reduce our revenues. In addition, if we are unable to collect on our customer accounts, we may be required to recognize bad debt expense, which would harm our results of operations.

In order to stay competitive and meet customer demand on a timely basis, we may decide or be forced to stock inventory of components or finished product.

At present, we do not carry inventory; instead, WNC manufactures our products based upon purchase orders it receives from us, which are based upon purchase orders that we receive from our customers. For competitive reasons or because of delays in the supply chain, we may be forced to stock components or finished product ourselves. This may require substantial working capital which would be costly and might be unavailable. If we were required to stock components or finished product ourselves, the inventory we stock might become obsolete, requiring us to write it off and sustain a loss, which could be substantial.

We rely upon a license and chipsets from Qualcomm Incorporated for CDMA technology that is critical to our products.

All of our products are based on proprietary CDMA technology that we license from Qualcomm. Our non-exclusive license from Qualcomm does not have a specified term and may be terminated by us or by Qualcomm for cause or upon the occurrence of specified events. If we were to lose access to this licensed technology, we would be forced to acquire rights to, or otherwise develop, other non-infringing technology, which would likely require us to adopt a wireless protocol other than CDMA, such as GSM. We might be unsuccessful in acquiring rights to, or otherwise developing, this technology, and even if we are successful, the costs of acquiring or developing this technology and adapting our products to incorporate such technology might be so great that it would preclude us from being able to sell our products at competitive prices in the market.

We also depend upon Qualcomm to provide the chipsets critical for the manufacture of our products. We purchase these chipsets from Qualcomm on a purchase order basis, and we cannot be certain that we will receive chipsets from Qualcomm on terms, including pricing, quality and timing, that allow us to deliver our products to our customers on a timely basis, or at all. From time to time, we may experience delays in receiving chipsets from Qualcomm because of increased demand in the market for these chipsets. Further, as Qualcomm modifies its chipsets, we must ensure that our products and the networks upon which our products function are compatible with the modified chipsets in accordance with the requirements of our customers.

We are not aware of any second source for these chipsets, and even if there is a second source, establishing a relationship with that source may be time consuming and expensive, which could adversely affect our ability to manufacture our product on a timely basis and at a price that will enable us to sell our products at a price above our cost of sales.

If we experience any delay in the delivery of chipsets, if we are unable to obtain chipsets on terms that are consistent with our expectations or if our products are not compatible with the modified chipsets, our ability to timely deliver our products to our customers and at prices that will enable us to make a profit might be harmed, which could negatively impact our gross margins, our reputation and our competitive position in the marketplace.

Qualcomm offers limited warranties and indemnities to us in connection with the non-exclusive license and chipsets. If our customers or the end users of our products look to us for specific product warranties or seek damages related to the CDMA technology or chipsets, we may be unable to obtain redress or indemnification from Qualcomm, which could result in reduced or negative gross margins, harm to our reputation if we are unable to provide remedies to our customers and general harm to our competitive position in the marketplace.

If Qualcomm does not enforce its intellectual property rights, our competitors who do not pay license fees and royalties to Qualcomm will be able to produce CDMA-based products at a lower cost than us.

Qualcomm may not protect its license and royalty structure in the fixed wireless communications market. Due to the size of the fixed wireless communications market and the number of small companies in overseas locations such as South Korea and China, Qualcomm may decide that it is unable or unwilling to protect its license and royalty structure in the fixed wireless marketplace. If Qualcomm does not strictly enforce its intellectual property rights under its patent portfolio, our competitors who do not pay license fees and royalties to Qualcomm will be able to produce product at a lower cost, which may adversely affect our competitive position in the marketplace.

We rely on limited or sole sources for many of our components.

In addition to Qualcomm, we rely on third-party vendors to supply WNC with components for the manufacture of our products. Our components are purchased on a purchase order basis. Any shortage or delay in the supply of key components may harm our ability to meet scheduled product deliveries. It is not always possible to maintain multiple qualified suppliers for all of our components and subassemblies. As a result, some key components are purchased only from a single supplier or a limited number of suppliers. If demand for a specific component increases, we may not be able to obtain an adequate supply of that component in a timely manner. In addition, if our suppliers experience financial or other difficulties, the availability of these components could be limited. We have experienced, and may experience in the future, problems in obtaining or delays in receiving adequate and reliable quantities of various components from certain key suppliers. It could be difficult, costly and time-consuming to obtain alternative sources for these components or to change product designs to make use of alternative components. If we are unable to obtain a sufficient supply of components, if we experience any interruption in the supply of components or if the cost of our components increases, our ability to meet scheduled product deliveries could be harmed, which could result in lost orders, harm to our reputation and reduced revenues.

We have little experience with the length of sales cycles for our new business model.

Until late 2003, our business was focused on contract research and development, and we engaged in only limited manufacturing and product sales on behalf of third parties. As a result, we do not have extensive experience with the length of the sales cycle for our products. Our sales cycle depends on the length of time required for adoption of new technologies in our target markets. In addition, the period between our initial contact with a potential customer and its decision to purchase our products is relatively long. The evaluation, testing, acceptance, proposal, contract negotiation, funding and implementation process can extend over many months. Based on our limited operating history, it generally takes us between three and six months to complete a sale to a customer; however, it is possible that the sales cycle may be substantially longer. As a result, we may not be successful in forecasting with certainty the sales that we will make in a given period.

If our sales cycle unexpectedly lengthens in general or for one or more large orders, the timing of our revenues and results of operations could be harmed, which in turn could reduce our revenues in any quarter. Therefore, period-to-period comparisons of our results of operations may not necessarily be meaningful, and these comparisons should not be relied upon as indications of future performance. Further, sales cycles that are longer than we expect likely will harm our ability to generate sufficient cash to cover our working capital requirements for a given period.

If we do not compete effectively in the fixed wireless telecommunications market, our revenues and market share will decline.

The markets for fixed wireless products are highly competitive, and we expect competition to increase. Many of our competitors, including LG Electronics Inc., Huawei Technologies Co., Ltd., ZTE Corporation, Westech Korea, Inc. and Telular Corporation, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to:

•	select more accurately the new or emerging technologies desired by the market;

•	respond more rapidly than we can to new or emerging technologies;

•	respond more rapidly than we can to changes in customer requirements;

•	devote greater resources than we do to research and development efforts;

•	promote their products more effectively, including selling their products at a loss in order to obtain market share or bundling their products with other products that we do not offer in order to promote an end-to-end solution for their customers that we cannot match; and

•	obtain components and manufacture and sell products at lower prices as a result of efficiencies of scale or purchasing power, thereby rendering our products non-competitive or forcing us to sell our products at reduced or negative gross margins.

We currently partner with large wireless infrastructure providers who could decide to compete with us in the future. In addition, other companies that are not current competitors may enter our field rapidly, either by developing products on their own or by partnering with our competitors that already have products in existence. If we are not successful in continuing to win competitive bids, in enhancing our products and customer relationships and in managing our cost structure so that we can provide competitive prices, we may experience reduced sales and our market share may decline.

We will need to develop new products and features to meet the needs of our customers in order to be successful.

The fixed wireless telecommunications market is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. To maintain and increase our revenues, we must develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of our customers and their end users. The process of developing new technology and products is complex, uncertain and expensive, and success depends on a number of factors, including:

•	proper product definition;

•	component cost;

•	resolving technical hurdles;

•	timely completion and introduction to the market;

•	differentiation from the products of our competitors; and

•	market acceptance of our products.

We must commit significant resources for research and development of new products before knowing whether our investments will result in products the fixed wireless telecommunications market will accept. Further, we may be required to purchase licenses from third parties in connection with the development of new products and these licenses may not be available on commercially reasonable terms, or at all. Even if we successfully introduce new products and technologies, our products may not be accepted by the market or we may be unable to sell our products at prices that are sufficient to recover our investment in developing those new products. In particular, many of the end users in our target markets have low incomes and rely on subsidies from telecommunications service providers in order to purchase our products. If we fail to introduce new products at prices that are competitive and allow us to generate a profit, we will lose customers and market share and the value of our company will decline.

We may have difficulty managing further growth that we might experience.

Our business has grown at a significant rate, and at this time, we have only limited management resources to manage this growth. If we continue to experience growth in our operations, our management team and our operational, financial and accounting systems, procedures and controls will need to be expanded, which will result in increased expenses and could distract us from our business plan. Our future success will depend substantially on our ability to manage growth effectively. These challenges may include:

•	attracting and hiring additional management employees;

•	maintaining our cost structure at an appropriate level based on the net sales we generate;

•	managing manufacturing expansion projects;

•	implementing and improving our operational, financial and accounting systems, procedures and controls;

•	managing operations in multiple locations and multiple time zones; and

•	reducing our operating expenses as a percentage of revenues.

Any failure to maintain sales through agents and other third-party resellers, distributors and manufacturers of complementary technologies could harm our business.

To date, we have sold our products to our seven customers through our direct sales force with significant involvement from senior management and, when desirable or required by the laws of a particular jurisdiction or a prospective customer, through local agents and a network of other third parties, such as resellers, distributors and manufacturers of complementary technologies. We rely on these agents and third parties to assist us in providing customer contacts and marketing our products directly to our potential customers. When working with agents, we may enter into exclusive arrangements that preclude us from using another agent in a particular jurisdiction, which could harm our ability to develop new customer relationships. Certain agents and other third parties are not obligated to continue selling our products, and they may terminate their arrangements with us at any time. Our ability to increase our revenues in the future will depend in large part on our success in developing and maintaining relationships with these agents and other third parties. Any failure to develop or maintain our relationships with these third parties and any failure of these third parties to effectively market our products could harm our business, financial condition and results of operations.

We depend upon the fixed wireless telecommunications industry, and any downturns in the industry may reduce our sales.

All of our sales are derived from the fixed wireless telecommunications industry, and a substantial portion of our sales are derived from customers in developing countries. In general, the global wireless telecommunications industry, particularly in developing countries, is subject to economic cycles and has experienced in the past, and is likely to experience in the future, periods of slowdown. Intense competition, relatively short product cycles and significant fluctuations in product demand characterize the industry as a whole. The wireless telecommunications industry generally is subject to rapid technological change and product obsolescence. Fluctuations in demand for our products as a result of periods of slowdown in the wireless telecommunications market or discontinuation of products or modifications developed in connection with standards or next generation products could reduce our sales.

Some of our current and former employees and consultants who previously received shares of our common stock or options to purchase shares of our common stock may have the right to require us to reacquire their shares or options.

From February 2003 to May 2004, we issued shares of our common stock and options to purchase shares of our common stock to approximately 34 of our current and former employees and consultants as compensation for their services to us. Because our principal executive offices are located in California, the issuances of these securities were required to be qualified in accordance with California securities laws, unless an exemption from the qualification requirement was available. The issuances of our shares and options during the period from February 2003 to May 2004 were not qualified under California law and an exemption from the qualification requirement may not have been available. Under California law, the individuals who received shares or options as compensation for their services during this period may have the right to require us to reacquire their shares or options for an aggregate repurchase price of approximately $800,000, which includes statutory interest from the date of issuance. In November 2004, some of our employees executed releases by which they released any liability we might have to them for issuances of our securities as compensation for their services. Our potential repurchase obligation to those employees and consultants who have not executed releases is approximately $400,000. These amounts are merely estimates, and it is possible that our potential liability could be higher. We are not aware of any claims against us at this time, but individuals who received securities as compensation for their services may have up to two years to initiate legal proceedings against us. In addition, if it is determined that we offered securities in violation of California law, California regulators could impose monetary fines or other sanctions against us.

Our products are complex and may contain errors or defects, which may cause us to incur significant unexpected expenses and lose sales.

Our products are complex and must meet stringent customer and end user requirements. Although our products are examined and tested prior to release, these tests cannot uncover all problems that may occur once our products are widely deployed to end users. We have only recently begun to sell our products, and in many cases, our products have not been installed with the end user. As a result, we remain uncertain as to the long-term performance attributes of our products and whether they will develop errors in the future. If errors are discovered and we are unable to promptly correct those errors, we could experience the following, any of which would harm our business:

•	costs associated with testing, verification and the remediation of any problems;

•	costs associated with design modifications;

•	loss of or delay in sales;

•	loss of customers;

•	failure to achieve market acceptance or loss of market share;

•	increased service and warranty costs;

•	liabilities and damages to our customers and end users; and

•	increased insurance costs.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

Our primary target markets include India, China, Pakistan, Brazil and Russia. Much of our research and development operations are in South Korea. Our focus on these developing markets and our international operations subject us to increased international risks, many of which are beyond our control, including:

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, where substantially all of our customers are located;

•	difficulties in complying with foreign regulatory requirements applicable to our products;

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses and compliance with foreign laws, including employment laws;

•	difficulties in staffing and managing foreign operations, including cultural differences in the conduct of business, labor and other workforce requirements and inadequate local infrastructure;

•	trade restrictions or higher tariffs;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and

•	public health emergencies such as SARS and avian bird flu.

These international risks make our ability to meet the demand for wireless products unpredictable. In addition, because all of our sales are denominated in U.S. dollars, changes in foreign currency exchange rates affect the market price for our products in countries in which they are sold. If the currency of a particular country weakens against the U.S. dollar, the cost of our products in that country may increase to the service provider and end user, which may result in the service provider or end user choosing to purchase the products of one of our competitors instead of our products.

If we are unable to retain our key personnel necessary to operate our business, our ability to develop and market our products successfully could be harmed.

We depend substantially on our current executive officers and management, including Mike H.P. Kwon, our Chief Executive Officer, and David Morash, our President, Chief Operating Officer and Acting Chief Financial Officer. We maintain a “key man” life insurance policy in the amount of $5.0 million for each of Mike H.P. Kwon and David Morash; however, this amount may not adequately compensate us in the event we lose their services. The loss of any key employee or the inability to attract or retain qualified personnel, including engineering, finance, accounting, sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage the market’s perception of us. Our success also may depend on our ability to identify, attract and retain additional qualified management, engineering and sales and marketing personnel. In particular, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications. Competition for qualified engineers is intense, especially in San Diego, California, where our headquarters are located, and in Seoul, South Korea, where our research and development center is located. If we lose the services of a significant number of our engineers and cannot hire and integrate additional engineers, our ability to develop our products and implement our business strategy could be harmed.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technology. We rely on a combination of contracts and trademark and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective trademark and trade secret protection may be unavailable or limited in some foreign countries.

There is no guarantee any patent will issue on any patent application that we may file. We do not believe these patents, if issued, will enhance our competitive position. Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented. If we do not secure and maintain patent protection for our technology and products, our competitive position will be significantly harmed because it will be much easier for competitors to sell products similar to ours. Alternatively, a competitor may independently develop or patent technologies that are substantially equivalent to or superior to our technology. If this happens, any patent that we may obtain may not provide protection and our competitive position could be significantly harmed.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new products or enhancements to existing products, there is no guarantee that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection. In some countries outside of the United States, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in those countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

Our competitive position will be seriously damaged if we become party to lawsuits alleging that our products infringe the intellectual property rights of others.

Other companies, including our competitors, may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe the intellectual property rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results.

A third party has notified us of its intention to assert a claim for indemnification under an agreement we have with that party. Under the agreement, we may be required to obtain a license to certain patented technologies at our expense and for the benefit of the third party. If the third party is sued for patent infringement, we may be required to defend the third party at our expense. In either case, we may incur costs that may impair our financial forecasts and competitive position.

We have also been asked to obtain a license from a third party in connection with that party’s portfolio of patents directed to wireless data communication technologies. If we fail to purchase this license, we may be sued for patent infringement. If we cannot negotiate favorable terms for the license, our financial position may be harmed.

Failure to adequately protect our trademark rights could cause us to lose market share and cause our sales to decline.

We sell our products under our brand name, Axesstel. We use our brand name to compete in the fixed wireless telecommunications market. We have expended significant resources promoting our brand name, and we have applied for a registered trademark in the United States for our brand name. However, registration of our brand name trademark could be denied, and if granted, such registration will not necessarily deter or prevent unauthorized use by others. If other companies, including our competitors, use our brand name, consumers may not recognize us as the source of our products. This would reduce the value of goodwill associated with our brand name. This consumer confusion and the resulting reduction in goodwill could cause us to lose market share and cause our sales to decline.

We may face litigation that could significantly damage our business and financial condition.

In the telecommunications equipment industry, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as antitrust, breach of contract, trade secret, copyright or patent infringement, patent or copyright invalidity, and unfair business practices. If we are required to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could harm our business and result in a decline in the value of your investment in our stock.

Our exclusive arrangements with some customers may limit our ability to sell our products to other potential customers in our target markets.

We have agreed with some of our customers not to sell products to competitors of our customers within specific geographic regions for specified periods of time. As a result of these exclusive arrangements, the number of service providers to which we can sell products is reduced in those geographic regions. We expect that our existing customers may continue to require, and new customers may require, us to agree to these exclusive arrangements, which could further limit our potential customer base. If we are required to continue to enter into these arrangements or we cannot obtain waivers of the exclusivity provisions of our existing arrangements, our ability to develop new customer relationships may be limited, which could harm our ability to develop new customer relationships and generate more revenues.

Changes in stock option accounting rules may adversely affect our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our efforts in recruiting additional employees.

Technology companies in general, and our company in particular, have a history of depending upon and using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Currently, we do not recognize compensation expense for stock options issued to employees or directors, except in limited cases involving modifications of stock options, and we instead disclose in the notes to our financial statements information about what such charges would be if they were expensed. An accounting standard setting body has recently adopted a new accounting standard that will require us to record equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We will be required to record these expenses beginning with the first quarter of the year ending December 31, 2006. The change in accounting rules will lead to a decrease in reported earnings, if we have earnings, or an increased loss, if we do not have earnings. This may negatively impact our future stock price. In addition, this change in accounting rules could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

In the event we are unable to address problems with our disclosure controls and procedures and our internal controls, our business could suffer.

In connection with the audit of our financial statements for the year ended December 31, 2003, our independent registered public accounting firm identified several matters relating to significant deficiencies in the design or operation of our internal controls, some of which were characterized as material weaknesses. A material weakness constitutes a greater deficiency than a significant deficiency. For the year ended December 31, 2003, and for each of the quarters within that year, these items had the potential to impair our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements. The material weaknesses identified involved our ability to classify costs by expense category and project, specifically in the areas of research and development, product development and engineering services. The significant deficiencies included a lack of formal month-end closings and financial reporting and analysis procedures for our San Diego, California operations.

In addition, these significant deficiencies contributed to a determination by our Audit Committee, in consultation with our independent auditors and our executive officers, to restate our financial statements from

January 1, 2000 to June 30, 2004. This restatement included material changes to our consolidated balance sheets, consolidated statements of operations, stockholders’ equity and cash flows for the financial statements mentioned above. In the past, stockholders of other companies that have restated their financial statements sometimes have brought securities class action litigation against those companies. If we are required to defend ourselves against one or more lawsuits brought by our stockholders, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. We believe that we have addressed the matters identified by our registered public accounting firm, but similar problems, or other deficiencies in our internal controls over financial reporting.

We are subject to increased costs as a result of newly adopted accounting and SEC regulations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management will be required by the end of 2005 to perform an evaluation of our internal controls over financial reporting and have our independent auditor attest to that evaluation. Compliance with these requirements is expected to be expensive and time consuming. If we fail to timely complete this evaluation, or if our independent auditors cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and management is required to apply its judgment in evaluating the cost- benefit relationship of possible controls and procedures. No system of internal controls can be designed to provide absolute assurance of effectiveness and any material failure of internal controls over financial reporting could materially impact our reported financial results and the market price of our stock could significantly decline. In addition, adverse publicity related to a material failure of internal controls over financial reporting would have a negative impact on our reputation and business.

The convertible term notes we issued to Laurus Master Fund, Ltd. are collateralized by a general security interest in our assets. If we were to default under the terms of the notes or corresponding security agreement, then Laurus would have the right to foreclose on our assets.

In March 2004 and August 2004, we completed the sale and issuance to Laurus Master Fund, Ltd. of a $3.0 million convertible term note and a $1.0 million convertible term note, respectively. As of December 31, 2004, $2.8 million was outstanding under the March note and $980,000 was outstanding under the August note. Both notes are collateralized by a general security interest in our assets pursuant to the terms of the security agreements executed by us in connection with the sale and issuance of the notes. If we were to default under the terms and conditions of the notes or the security agreements, Laurus would have the right to accelerate any indebtedness outstanding and foreclose on our assets in order to satisfy our indebtedness. Such a foreclosure could have a material adverse effect on our business, liquidity, results of operations and financial position. Also, our agreements with Laurus preclude us from incurring additional debt without the permission of Laurus.

Following this offering, our Chief Executive Officer will beneficially own approximately 17% of our outstanding common stock and ComVentures will beneficially own approximately 14% of our outstanding common stock, and each will be able to exert substantial influence over us and our major corporate decisions.

Upon completion of this offering, our Chief Executive Officer, Mike H.P. Kwon, who is a selling stockholder in this offering, will beneficially own approximately 17% of our outstanding common stock, or approximately 15% if the underwriters exercise their over-allotment option in full, and ComVentures will beneficially own approximately 14% of our outstanding common stock, or approximately 13% if the underwriters exercise their over-allotment option in full. As a result of their respective ownership interests, Mr. Kwon and ComVentures each will have substantial influence over who is elected to our board of directors each year as well as whether we enter into any significant corporate transaction that requires stockholder approval.

Presently, neither our articles of incorporation nor our bylaws prevent our stockholders from taking action by written consent; therefore, stockholders holding more than 50% of our outstanding voting power can take action without a stockholder meeting. Examples of corporate actions that we may seek to take that would require stockholder approval include:

•	an amendment to our articles of incorporation;

•	a sale of all or substantially all of our assets;

•	a merger or reorganization transaction; and

•	an issuance of shares of our common stock in an offering other than a public offering at a price of less than fair market value if the number of shares being sold exceed 20% of our then outstanding common stock.

The lack of a requirement for a stockholder meeting prior to taking such action means that our minority stockholders may be unable to articulate objections to the actions sought to be taken by stockholders participating in the action by written consent. In addition, our board of directors may be unable to provide a recommendation to the stockholders as to how they should vote on any such matter. This concentration of ownership may also discourage, delay or prevent a change of control of our company, which could deprive our other stockholders of an opportunity to receive a premium for their stock as part of a sale of our company, could harm the market price of our common stock and could impede the growth of our company. In addition, Mr. Kwon’s employment agreement entitles him to be included on the recommended slate of directors nominated for election at our annual stockholder meetings so long as Mr. Kwon remains our Chief Executive Officer.

We may not address successfully the problems encountered in connection with any potential future acquisitions.

We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting costs as a result of the newly adopted rules and regulations related to the Sarbanes-Oxley Act of 2002.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.

Nevada law and provisions in our charter documents may delay or prevent a potential takeover bid that would be beneficial to common stockholders.

Our articles of incorporation and our bylaws contain provisions that may enable our board of directors to discourage, delay or prevent a change in our ownership or in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. These provisions include the following:

•	our board of directors may fill vacancies on the board of directors;

•	our stockholders are permitted to remove members of our board of directors only upon the vote of at least two-thirds of the outstanding shares of stock entitled to vote at a meeting called for such purpose or by written consent;

•	stockholder proposals and nominations for directors to be brought before an annual meeting of our stockholders must comply with advance notice procedures, which require that all such proposals and nominations must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year;

•	our bylaws provide that a special meeting of stockholders may be called only by our president, secretary, board of directors or the holders of a majority of our outstanding stock entitled to vote at a meeting called for such purpose or by a written consent; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

In addition, provisions of the Nevada Revised Statutes provide that a person acquiring a controlling interest in an issuing corporation, and those acting in association with such person, obtain only such voting rights in the control shares as are conferred by stockholders (excluding such acquiring and associated persons) holding a majority of the voting power of the issuing corporation. For purposes of these provisions, “issuing corporation” means a corporation organized in Nevada which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada on the corporation’s stock ledger, and does business in Nevada directly or through an affiliate, and “controlling interest” means the ownership of outstanding voting shares enabling the acquiring person to exercise (either directly or in association with others) one-fifth or more but less than one-third, one- third but less than a majority, or a majority or more of the voting power of the issuing corporation in the election of directors. Accordingly, the provisions could require multiple votes with respect to voting rights in share acquisitions effected in separate stages, and the effect of these provisions may be to discourage, delay or prevent a change in control of our company.

Risks Related to this Offering

Our stock price may be volatile and you may not be able to resell our shares at a profit or at all.

To date, there has been a limited public market for the shares of our common stock. The trading price of our common stock could fluctuate due to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of these analysts were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, the stock market in general, and technology companies in particular, have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We may invest or spend the net proceeds of this offering we receive in a manner with which you may not agree or which may not yield a return.

We will have broad discretion over the net proceeds we receive from this offering. We will not receive any of the net proceeds from the sale of shares of our common stock by our selling stockholders. The net proceeds we receive from this offering will be used for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds we receive to acquire or invest in businesses, products or technologies either directly or through joint ventures or other arrangements. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds we receive. Accordingly, our management will have considerable discretion in the application of the net proceeds we receive, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds we receive may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Sales of a substantial number of shares of common stock in the public market following this offering may adversely affect the market price for our common stock.

Upon completion of this offering, we will have 20,019,284 shares, 21,287,616 shares if the underwriters’ over-allotment option is exercised in full, of common stock outstanding, of which 8,455,548 shares, 9,723,880 shares if the underwriters’ over allotment option is exercised in full, will be sold in this offering. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by our “affiliates,” as that term is defined under the Securities Act, in which case those shares will be subject to the resale limitations, but not the holding period requirements, of Rule 144 under the Securities Act. We and our executive officers and directors, the selling stockholders and a significant number of our other stockholders, option holders and warrant holders, who together represent approximately 80% of our outstanding common stock, have entered into 90-day lock-up agreements with the underwriters. Additionally, all shares of common stock underlying options are subject to lock-up provisions in the option agreements for a period that is not to exceed 180 days following the closing of this offering.

As of February 2, 2005, holders of an aggregate of 2,938,520 shares and holders of warrants to purchase an aggregate of 155,290 shares are not subject to a lock-up agreement.

The lock-up agreements prohibit us and our security holders from selling or otherwise disposing of our shares of common stock except in limited circumstances. The lock-up agreements are contractual agreements, and the lead underwriter, in its discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow the sale of shares of our common stock. If the restrictions in the lock-up agreements are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock.

Some of our stockholders and warrant holders also have customary demand and piggyback registration rights. See “Description of Capital Stock—Registration Rights.” In addition, on the date of this prospectus, we intend to file a registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2004 Equity Incentive Plan, the stock option plans established by our board of directors in September 2002, March 2003 and September 2003, and certain other compensatory option and warrant grants, which will, when issued in accordance with such plans, be eligible for immediate sale in the public market, subject to the lock-up restrictions described above and for certain persons who are affiliates of ours, resale volume limitations. We may also issue our common stock in connection with acquisitions or investments. The perception of investors that a large number of shares may enter the market when prices rise could depress the market price for our common stock.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of their shares.

The public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Given that our common stock has in the past been sold at prices substantially lower than the public offering price that you will pay, you will suffer immediate dilution of $3.55 per share in pro forma net tangible book value, based on an assumed public offering price of $4.48 per share of common stock. If all of our options and warrants outstanding as of December 31, 2004 were exercised as of the completion of this offering, the dilution in pro forma net tangible book value to new investors would be $3.41 per share.

Sales of common stock issuable on the exercise of outstanding options and warrants may depress the price of the common stock.

As of February 2, 2005, there were options and warrants granted to our employees, directors and consultants to purchase 6,489,381 shares of our common stock, of which options and warrants for approximately 5,120,000 shares were exercisable at that time. The exercise prices for the options and warrants range from $0.07 to $4.35 per share with a weighted average exercise price of approximately $1.11. Options to purchase approximately 1,370,000 shares will become exercisable over the next three years. In the future we may issue additional shares of common stock, convertible securities, options and warrants. The issuance of shares of common stock issuable upon the exercise of convertible securities, options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events, our future financial performance, growth of our target market and growth of the worldwide telecommunications markets, future demand for our products, the acceptance and growth of CDMA-based wireless systems and similar expectations. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on any forward-looking statements as they reflect our management’s view only as of the date of this prospectus. We will not update any forward-looking statements to reflect events or circumstances that occur after the date on which such statement is made.

This prospectus contains statistical data that we obtained from industry sources. These sources generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of the information. Although we believe that the industry sources are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale by us of 4,000,000 shares of common stock in this offering will be $15.1 million, or $18.6 million if the over-allotment option is exercised in full, based on an assumed public offering price of $4.48 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses we are responsible for paying. In addition, we will receive $640,483 in connection with the exercise by selling stockholders of options and warrants being exercised in connection with this offering.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use up to $4.6 million of the net proceeds from this offering to repay the outstanding balances under two convertible term notes issued in March 2004 and August 2004 in favor of Laurus Master Fund, Ltd. Each note accrues interest at a rate of 3% above prime, subject to certain adjustments; however, in no event will the interest rate be below 7% or greater than 10% on either note. All unpaid principal, approximately $2.8 million, and accrued interest due under the March 2004 note, if not sooner converted, is due on March 16, 2007, and all unpaid principal, approximately $980,000, and accrued interest due under the August 2004 note, if not sooner converted, is due on August 18, 2007.

The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds to acquire or invest in businesses, products or technologies either directly or through joint ventures or other arrangements. We have no agreements or commitments for acquisitions of any businesses, products or technologies. Pending these uses, we intend to invest the net proceeds of this offering in short-term money market and money market equivalent securities.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Since May 20, 2004, our common stock has been listed on the American Stock Exchange under the symbol “AFT.” Prior to May 20, 2004, our common stock was quoted on the OTC Bulletin Board under the symbol “AXES.” The following table sets forth, for our common stock for the periods indicated, the high and low sales prices as reported by the American Stock Exchange for the period from May 20, 2004 to February 18, 2005 and the high and low bid prices as quoted on the OTC Bulletin Board from January 1, 2003 to May 20, 2004.

	Common Stock Price
	High	Low
Year Ended December 31, 2003
First Quarter	$3.50	$1.20
Second Quarter	$4.65	$1.10
Third Quarter	$4.52	$2.00
Fourth Quarter	$3.25	$1.55
Year Ended December 31, 2004
First Quarter	$3.05	$1.75
Second Quarter	$5.95	$3.00
Third Quarter	$5.00	$2.10
Fourth Quarter	$4.50	$2.99
Year Ended December 31, 2005
First Quarter (through February 18, 2005)	$4.68	$2.89

On February 18, 2005, the last day prior to the date of this prospectus for which information was practicably available, the closing price for our common stock was $4.48 per share. As of February 18, 2005, our common stock was held by 324 stockholders of record. The prices reported for the period prior to May 20, 2004 set forth above reflect inter-dealer prices without retail markup, mark down or commission, and may not represent actual prices.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. Under the terms of our agreements with Laurus Master Fund, Ltd., we are required to obtain the prior written consent of Laurus prior to paying any dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the exercise of 2,930,837 options and warrants by selling stockholders prior to this offering and the sale of 4,000,000 shares of our common stock offered by us under this prospectus at an assumed public offering price of $4.48 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	on an as adjusted basis to give effect to the sale of 270,271 shares of common stock that ComVentures purchased from us at $3.70 per share on February 15, 2005, and 500,000 shares of common stock that may be issued and sold to ComVentures at the offering price concurrent with the closing of this offering; and

•	on an as adjusted basis to give effect to the payment of $975,000 to acquire convertible bonds from Axess Telecom.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	As Adjusted
Cash and cash equivalents	$7,525,259	$27,271,384

Total notes payable	$3,769,000	$3,769,000

Stockholders’ equity:
Common stock, par value $0.0001; authorized 50,000,000 shares; 11,253,466 shares issued and outstanding, actual; 20,019,284 shares issued and outstanding, as adjusted	1,125	2,002
Additional paid-in capital	15,757,532	35,502,780
Accumulated other comprehensive loss	(45,614)	(45,614)
Unearned compensation	(779,483)	(779,483)
Accumulated deficit	(11,810,034)	(11,810,034)

Total stockholders’ equity	3,123,526	22,869,651

Total capitalization	$6,892,526	$26,638,651

The actual and as adjusted information set forth in the table:

•	excludes 1,318,038 shares of common stock reserved for issuance on the exercise of convertible notes;

•	excludes 4,818,396 shares of common stock reserved for issuance upon the exercise of 3,288,932 outstanding options with a weighted average exercise price of $1.53 per share and 1,309,322 outstanding warrants with a weighted average exercise price of $1.52 per share;

•	excludes 1,472,607 shares of common stock reserved for future grants under our equity incentive plans; and

•	excludes 847,643 shares of common stock that the underwriters may purchase from us and 420,698 shares of our common stock that underwriters may purchase from Mike H.P. Kwon, our Chairman and Chief Executive Officer, to cover over-allotments, if any.

The as adjusted calculation does not reflect repayment of any of our debt to Laurus Master Fund, Ltd., as described in “Use of Proceeds.”

DILUTION

The net tangible book value of our common stock at December 31, 2004 was $(1,164,510), or $(0.10) per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the 4,000,000 shares of common stock offered by us hereby at an assumed public offering price of $4.48 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and including the exercise for cash by selling stockholders prior to the closing of this offering of options to purchase 818,497 shares of common stock with a weighted average exercise price of $0.30 per share and warrants to purchase 2,112,340 shares of common stock with a weighted average exercise price of $0.19 per share, and giving effect to the completion of the sale of 270,271 shares of common stock at $3.70 per share that ComVentures purchased from us on February 15, 2005 and the completion of the sale of 500,000 shares of common stock at the offering price that ComVentures may purchase concurrently with the closing of this offering, our pro forma net tangible book value at December 31, 2004 would have been approximately $18.6 million, or $0.93 per share. This represents an immediate increase in net tangible book value of $1.03 per share to existing stockholders and an immediate dilution of $3.55 per share to the new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$4.48
Net tangible book value per share as of December 31, 2004	$(0.10)
Increase in net tangible book value per share attributable to the sale of common stock in this offering	$1.03

Pro forma net tangible book value per share after this offering		$0.93

Dilution in net tangible book value per share to new investors in this offering		$3.55

If the underwriters’ over-allotment option is exercised in full, the as adjusted net tangible book value per share after this offering would be $1.04 per share, the increase in net tangible book value per share to existing stockholders would be $1.14 per share and the dilution in net tangible book value to new investors would be $3.44 per share.

The table assumes that none of the stock options and warrants outstanding as of February 2, 2005 are exercised. As of February 2, 2005, there were 3,558,544 shares of common stock issuable upon exercise of outstanding stock options and warrants at a weighted average exercise price of $1.00 per share, $1.91 per share with respect to 2,549,222 shares underlying options and $1.66 per share with respect to 1,009,322 shares underlying warrants.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated statements of operations and balance sheet data for the years ended December 31, 2003 and 2004 are derived from our consolidated financial statements that have been audited by Gumbiner Savett Inc., independent registered accountants, which are included elsewhere herein. The financial data presented below is only a summary and should be read in conjunction with the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,
	2003	2004
Consolidated Statements of Operations:
Revenues:
Product sales	$4,290,013	$62,564,602
Engineering development service	7,253,980	—

Total revenues	11,543,993	62,564,602

Cost of goods sold:
Product sales	4,067,376	55,849,162
Engineering development service	3,391,537	—

Total cost of goods sold	7,458,913	55,849,162

Gross profit:
Product sales	222,637	6,715,440
Engineering development service	3,862,443	—

Total gross profit	4,085,080	6,715,440

Operating expenses:
Research and development	2,278,141	4,245,278
Selling, general and administrative	5,545,244	8,420,422
Litigation settlement	—	1,740,000

Total operating expenses	7,823,385	14,405,700

Operating loss	(3,738,305)	(7,690,260)

Other income (expense):
Interest income and other income	230,749	11,379
Interest expense and other expense	(368,445)	(894,171)

Total other expense	(137,696)	(882,792)

Loss before income taxes	(3,876,001)	(8,573,052)

Benefit for income taxes	(1,266,730)	(302,694)

Net loss	(2,609,271)	(8,270,358)

Other comprehensive income (loss):
Foreign currency translation adjustment	5,361	(7,920)

Comprehensive loss	$(2,603,910)	$(8,278,278)

Loss per share:
Basic	$(0.41)	(0.91)

Diluted	$(0.41)	$(0.91)

Weighted average shares outstanding:
Basic	6,417,376	9,123,084

Diluted	6,417,376	9,123,084

	As of December 31,
	2003	2004
Consolidated Balance Sheet Data:
Cash and cash equivalents	$376,336	$7,525,259
Working capital (deficit)	(3,333,119)	(391,922)
Total assets	8,474,684	24,990,592
Long-term liabilities	—	2,629,000
Total stockholders’ equity	2,743,654	3,123,526

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management’s expectations. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Overview

We design, develop and market fixed wireless voice and data products for the worldwide telecommunications market. Our product line includes fixed wireless desktop phone terminals, payphone terminals, voice/data terminals and broadband modems used for high-speed data services. Our products are based on the Code Division Multiple Access, or CDMA, technology developed by Qualcomm. Our products have similar functionality to phones and modems that use the traditional landline telecommunications network; however, they are wireless desktop devices and can be substituted for wired phones and modems.

We currently sell our products to telecommunications service providers in developing countries where large segments of the population do not have telephone service and demand for telephone services has grown substantially in recent years. At present, our principal customers are Tata Teleservices Limited in India, TeleCard Limited in Pakistan, Telefonica Moviles, S.A. in Latin America and Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela. We believe there are over 80 CDMA-based telecommunications service providers in over 35 countries that have deployed or plan to deploy fixed wireless solutions.

To date, the products we have sold have been used primarily for their voice capabilities; however, in the future we believe an increasing portion of our sales and growth will be generated from sales of broadband data products, like our broadband modem which is based on the CDMA2000 1xEV-DO standard, a newer version of the CDMA standard used for high-speed data communications. Telecommunications service providers began rolling out the CDMA2000 1xEV-DO standard on their networks in the last two years, and as of the date of this prospectus, we believe less than half of telecommunications service providers using CDMA technologies have commenced testing and implementation of the CDMA2000 1xEV-DO standard.

History

We were founded in July 2000 as Axesstel, Inc., a California corporation, which we refer to as Axesstel California. In August 2002, we were acquired by Miracom Industries, Inc., a Nevada corporation, the stock of which was quoted on the OTC Bulletin Board. Immediately following the closing of the transaction, Miracom changed its name to Axesstel, Inc. and adopted our business plan as its exclusive business. In late 2002 and 2003, we began performing original design manufacturing and product engineering and development for major international telecommunications companies. In December 2002, we acquired Entatel, Ltd., a South Korean company, in order to meet the engineering requirements of these projects, and changed its name to Axesstel R & D Center Co., Ltd. Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless phones. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products.

In the first quarter of 2004, we commenced large scale product manufacturing with our Taiwan-based manufacturing partner, Wistron NeWeb Corporation, or WNC. We work with WNC in sourcing components for our products in an effort to reduce costs, ensure the quality of the components we purchase and mitigate against the risk that components are not available at the time we need the components to fulfill our customer orders. We believe WNC provides flexibility and scalability to our manufacturing operations.

Revenues

Our portfolio consists of fixed wireless products in four categories: desktop phone terminals, payphone terminals, voice/data terminals and broadband modems. We currently are shipping fixed wireless phones and fixed wireless payphones. We received an initial order for our fixed wireless CDMA2000 1xEV-DO modems and began product shipments under this order in the first quarter of 2005. We expect fixed wireless phone terminals will continue to represent a major portion of our revenues for the foreseeable future. However, we believe that an increasing portion of our anticipated growth will come from sales of our next generation data products, such as our fixed wireless broadband modem, into developing and industrialized countries as demand grows for broadband data services.

We sell our products to telecommunications service providers on a fixed price-per-unit basis. Our customers in turn resell our products to end users as part of the end users’ service activation. For the year ended December 31, 2004, approximately 86% of our revenues have been derived from two customers, of which one customer comprised 71% and the other customer comprised 15%. All of our sales are based on purchase orders or other short-term arrangements. We negotiate the pricing of our products based on the quantity and the length of the time for which deliveries are to be made. For orders involving a significant number of units, or which involve deliveries over a long period of time, we typically receive rolling forecasts or a predetermined quantity for a fixed period of time from our customers, which in turn allows us to forecast internal volume and component requirements for manufacturing. In order to minimize our collection risks, we generally have sold to our international customers on a cash basis or under letters of credit issued or confirmed by major international banks. To date, substantially all of our product sales have been to customers outside of the United States. In order to minimize foreign exchange risk, we have made all sales to date in U.S. dollars.

We supply WNC with rolling forecasts. In addition, we receive forecasts from our customers, and in turn, place orders with WNC for near-term production. Based upon our purchase orders and forecasts, WNC procures components in amounts intended to meet the near-term demand. Additionally, we provide Qualcomm with rolling forecasts for chipsets. WNC places the chipset orders and pays Qualcomm. Following receipt of our orders, WNC generally manufactures our products and delivers the finished goods to the customer’s freight forwarder in Taiwan, transferring title at that point. We generally recognize revenue upon the transfer of title to the freight forwarder. The freight forwarder and WNC supply us with the shipping documents, which we in turn present to the negotiating bank under the letter of credit for payment. Upon receipt of payment, we generally pay WNC within 30 days after delivering to the freight forwarder. We arrange for WNC to manufacture our products based on the delivery needs of our customers, and therefore we do not maintain inventory of products or components. As a result of the security offered by the letters of credit, WNC extends us credit terms which minimize our working capital requirements. If we are unable to establish letters of credit with future customers, or continue to do so with our current customers, we will need to generate greater working capital resources in order to accept large orders.

Cost of Goods Sold

Cost of goods sold consists of direct materials, manufacturing expense and royalty fees. We believe our success and growth will depend on our ability to reduce cost of goods sold. We have and continue to reduce our cost of goods sold through the following initiatives: increasing our purchasing power through increased volume; ordering standardized parts used across our product lines; looking for additional manufacturing partners in regions where labor costs are low, such as China or India; reengineering our products with new technologies and expertise to decrease the number of components; relying more on applications processing than hardware; and improving our manufacturing processes. We are also considering outsourcing our supply chain to major distributors to competitively bid our component and hardware requirements while extending our credit terms, automating the buying process and obtaining volume rebates.

Research and Development

Research and development expenses consist primarily of salaries and related expenses for engineering personnel, facility expenses, fees for consultants and outside service providers, and depreciation of developmental test equipment. The majority of this activity is for software, mechanical and hardware product development. We expense these costs as they are incurred.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of salaries and related expenses for management, finance, legal, sales and marketing, program management and administrative personnel. Other costs include facility expenses, employee travel, fees for legal, accounting, and professional service providers, shareholder relations, and amortization and depreciation expense of intangible and fixed assets.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with our board of directors, we have identified the following accounting policies that we believe are key to an understanding of our financial statements. These accounting policies require management’s most difficult, subjective judgments.

Revenue Recognition

Revenues from product sales are recognized when the risks of ownership and title pass to the customer as specified in the respective sales agreements and other revenue recognition criterion as prescribed by Staff Accounting Bulletin, or SAB, No. 101 “Revenue Recognition in Financial Statements,” as amended by SAB No. 104. Generally, the risks of ownership and title pass when product is received by the customer’s freight forwarder. We do not have a specific sales return policy, and sales returns have been immaterial historically. If and when products are returned, we normally exchange them or provide credits to the customer. The returned products in turn are shipped back to the manufacturer, and we are issued a credit or exchange from the manufacturer. We have not established a sales return allowance as returns have been insignificant to date and none are anticipated.

Revenues from engineering services are recorded as milestones are reached pursuant to the terms of the contract. There have been no such revenues in 2004, and none are anticipated for the future.

Accounts Receivable Allowance

Collections from product sales are generally received via letter of credit arrangements. As such, collections on trade accounts receivable are reasonably assured. At times, we extend credit based on evaluation of the customer’s financial condition, generally without requiring collateral. We have not established an accounts receivable allowance as credit losses incurred to date have been insignificant.

Warranty Reserve

On certain contracts, we provide a warranty replacement unit at one percent of total units shipped. The cost related to the warranty replacement unit is included in cost of goods sold and recorded when revenue is recognized. For one contract, pursuant to the provisions of the contract, we have established a warranty reserve. In addition, a warranty reserve may be established based on historical costs incurred to repair returned products or specific contract requirements. All products are tested for quality by our manufacturer prior to shipment and, to date, we have experienced a minimal level of defective units.

Capitalized Software Costs

Software development costs for products sold, which consist primarily of firmware embedded in our products, incurred after technological feasibility is established are capitalized in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Amortization of these costs begins when the products are ready for sale. SFAS No. 86 and other authoritative literature, interpretations and industry practices prescribe that the technological feasibility is reached when both the software and other components of the product’s research and development activities are completed. We begin capitalizing software development costs upon attainment of both requirements. Our engineering processes demonstrate that the research and development activities of our products are completed simultaneously with the commencement of the manufacturing process. As such, we expense all research and development activities performed up to the commencement of the manufacturing process.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill

We assess the impairment of long-lived assets, intangible assets and goodwill at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Our intangible assets consist mainly of our license from Qualcomm, which we amortize over a ten-year life.

Deferred Tax Assets

We periodically and at least annually evaluate the realizability of the net deferred tax assets, taking into consideration prior earnings history, actual revenue and operations, projected operating results and the reversal of temporary differences. Based on a three-year financial projection prepared by us, we expect to generate a sufficient level of income to utilize the benefits of the deferred tax assets recorded. Significant management judgment is required in projecting such cash flows and in determining whether a valuation allowance is required.

When we determine in the future that it is more likely than not that we will not be able to use all our deferred tax assets, we will make a valuation allowance for the portion of the deferred tax assets we are unlikely to use, which would reduce our reportable income in the period when the allowance is taken.

Furthermore, as a result of certain Internal Revenue Service regulations, our net operating loss carryforward is limited as to its annual usage. Accordingly, we have determined not to project longer than three years for expected usage of our net operating loss carryforward.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” establishes the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Bulletin Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for stock-based compensation issued to employees. Through December 31, 2004, we have elected to use the intrinsic value based method and have disclosed the pro forma effect of using the fair value based method to account for our stock-based compensation. We plan to continue using the intrinsic value based method and providing disclosure for the pro forma effect of using the fair value based method to account for our stock-based compensation through December 31, 2005.

As a result of the recent adoption by the Financial Accounting Standards Board of SFAS No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123(R), we will be required, beginning in the quarter ending March 31, 2006, to apply the fair value method as prescribed in SFAS No. 123(R). Although our adoption of SFAS No. 123(R) could have a material impact on our financial position and results of operations, we are still evaluating the potential impact from adopting this statement. See “Recent Accounting Pronouncements” elsewhere in this prospectus.

Results of Operations

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2004

The following table sets forth, as a percentage of total revenues, our consolidated statements of operations data for the years ended December 31, 2003 and 2004.

	Results as Percentage of Revenues for the Year Ended December 31,
	2003	2004
Revenues:
Product sales	37.2%	100.0%
Engineering development service	62.8	0.0

Total revenues	100.0	100.0

Cost of goods sold:
Product sales	35.2	89.3
Engineering development service	29.4	0.0

Total cost of goods sold	64.6	89.3

Gross profit:
Product sales	2.0	10.7
Engineering development service	33.4	0.0

Total gross profit	35.4	10.7

Operating expenses:
Research and development	19.8	6.8
Selling, general and administrative	48.0	13.4
Litigation settlement	0.0	2.8

Total operating expenses	67.8	23.0

Operating loss	(32.4)	(12.3)
Other expense	(1.2)	(1.4)

Loss before income taxes	(33.6)	(13.7)

Benefit for income taxes	(11.0)	(0.5)

Net loss	(22.6)%	(13.2)%

General.

As discussed above in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” our business focus changed at the end of 2003. We therefore believe that comparison of our results of operations for the years ended December 31, 2003 and December 31, 2004 should not be relied on as an indication of future performance. Factors that may cause our results of operations to fluctuate include those discussed in the “Risk Factors” section of this prospectus.

Revenues.

For the year ended December 31, 2004, revenues were $62.6 million compared to $11.5 million for the year ended December 31, 2003, representing a 442% increase. Our revenues for the year ended December 31, 2004 consisted entirely of product sales, compared to $4.3 million of product sales during the year ended December 31, 2003. For the year ended December 31, 2003, $7.3 million of revenues were derived from engineering development services. We did not recognize any engineering development service revenues in 2004, and we do not anticipate recognizing any engineering development service revenues in 2005. Revenues increased substantially during 2004, from $429,000 in the first quarter to $28.2 million in the fourth quarter. These revenues were principally derived from two customers and two products. We are expecting to introduce two new products during the first quarter of 2005 and expand our customer base among new customers and new regions. In 2004, two customers totaled 86% of our revenues, of which one customer comprised 71% and the other customer comprised 15%. As we grow, we expect to become less dependent on these customers. We continue to expect that most of our sales will be to foreign customers or for products to be used in foreign countries.

Cost of Goods Sold.

For the year ended December 31, 2004, cost of goods sold was $55.8 million compared to $7.5 million for the year ended December 31, 2003, an increase of 649%. Our cost of goods sold during the year ended December 31, 2004 consisted entirely of payments to third parties of cost for the manufacture of our products, whereas during the year ended December 31, 2003, we recorded $4.1 million to third parties for the manufacture of our products and $3.4 million for engineering expenses associated with our engineering development service revenue. The increase in product-related expense reflects our decision to shift our business exclusively to the design, manufacture and marketing of fixed wireless products. During 2004, substantially all of our products were manufactured by one vendor. We are looking to reduce manufacturing costs on a unit basis. Our principal vendor should be able to decrease its costs to us as our purchase volume increases. More cost savings are expected to occur as we utilize additional manufacturing vendors and other vendors which are located to produce specific hardware and other components used in the manufacturing process at a lower cost.

Gross Profit.

For the year ended December 31, 2004, gross profit as a percentage of revenues was 11% compared to 35% for the year ended December 31, 2003. The majority of this decrease is due to the replacement of revenues from engineering development services, which carried low material content and high margins, with revenues from product sales, which carries a higher component cost and lower margins. In the year ended December 31, 2003, engineering development service gross profit as a percentage of revenues was 53%, which contributed to the overall higher margins for that period compared to the year ended December 31, 2004.

Research and Development.

For the year ended December 31, 2004, research and development expenses were $4.2 million compared to $2.3 million for the year ended December 31, 2003, an increase of 86%. This increase is attributable to a shift from a combination of engineering development service revenue and product revenue to solely product revenue. During the year ended December 31, 2003, $3.4 million of engineering expenses was recorded to cost of goods sold for work performed by our engineering development service business and $2.3 million was recorded to research and development expenses for our company funded expenses. For the year ended December 31, 2004, the entire engineering staff was dedicated to the development and implementation of our products. Our research and development efforts have increased substantially during 2004, but on a percentage of revenue basis, decreased from 20% to 7%. Two new products were developed during 2004 and are currently available for sale. In addition, significant modifications to current products are required for each customer and each geographical location where the end user is located. Our research and development expenditures are expected to increase in absolute terms and decrease as a percentage of revenues in 2005.

Selling, General and Administrative.

For the year ended December 31, 2004, selling, general and administrative expenses were $8.4 million compared to $5.5 million for the year ended December 31, 2003, an increase of 52%. This increase is primarily attributed to an increase in wages and benefits of $1.2 million, increased legal, professional and outside consulting fees of approximately $574,000, sales commissions of approximately $270,000, bank service and confirmation fees of approximately $137,000, depreciation and amortization of approximately $179,000, shareholder and director expenses of $197,000, and other operating expenses of approximately $391,000. Our selling, general and administrative expenses increased substantially during the year as we continued to grow and build our infrastructure. On a percentage of revenue basis, selling, general and administrative expenses were 48% of revenue in 2003, as compared to 13% in 2004. Selling, general and administrative expenses are expected to increase in absolute terms and decrease as a percentage of revenues in 2005.

Litigation Settlement

In October 2004, we entered into a settlement agreement with Axess Telecom Co., Ltd., or Axess Telecom. Pursuant to the agreement, we paid Axess Telecom $900,000 (of which $870,000 related to the settlement agreement and $30,000 relates to the currency exchange rates) in December 2004. Under the settlement agreement, Axess Telecom agreed to dismiss its lawsuit against our wholly-owned subsidiary, Axesstel California. We in turn agreed on behalf of our subsidiary, Axesstel R&D Center Co., Ltd., not to enforce a court order prohibiting Axess Telecom from using certain trade names related to a trademark owned by Axesstel R&D Center, provided Axess Telecom stops all use within six months from the date of the settlement agreement. The parties agreed that the former agreements to which Axess Telecom and Axesstel California were parties are terminated, that neither party’s current or prior products infringe on the other party’s intellectual property rights, and that the parties are free to compete with each other.

We also entered into a memorandum of understanding with Axess Telecom pursuant to which we agreed to purchase a convertible bond of Axess Telecom for KRW 1 billion (approximately $870,000 based on currency exchange rates at the time of settlement). Due to the uncertainty as to the recoupment of our investment in Axess Telecom, if any, we charged the additional $870,000 as litigation settlement during the quarter ended September 30, 2004. Furthermore, we provided a reserve of $88,000 to reflect the payment at the current currency exchange rates. The memorandum of understanding also provides for Axess Telecom to transition its manufacturing of fixed wireless products to us on terms to be negotiated.

On February 16, 2005, we entered into an agreement with Axess Telecom for the purchase of the convertible bond for KRW $1.0 billion (approximately $975,000 based on currency exchange rates at the time of the agreement). The convertible bond has a three-year maturity, accrues interest at the rate of 8% per annum, pays interest quarterly, and provides that all payments are made in Korean won. The convertible bond may be prepaid without penalty and is secured by all the assets of Axess Telecom. After one year, the convertible bond may be converted, at our election, into shares of common stock of Axess Telecom at the conversion rate of KRW 2,550 per share (as adjusted for stock splits, stock dividends and certain stock issuances). The common stock of Axess Telecom is quoted on the Korean KOSDAQ stock market. The agreement also requires Axess Telecom to cease the use of the “Axess,” “Axess Telecom,” “Axesstel” and other trademarks confusingly similar to “Axess” within sixty days. As indicated in the previous paragraph, we have charged the cost of this purchase against operations during the quarter ended September 30, 2004.

Operating Income (Loss).

For the year ended December 31, 2004, operating loss was $7.7 million compared to an operating loss of approximately $3.7 million for the year ended December 31, 2003. The increased loss was attributable to a reduction in gross margins as a result of a shift in our business plan from providing engineering development services and products to third parties to designing, manufacturing and marketing our branded fixed wireless products, increased investment in research and development, additional selling, general and administrative expenses incurred to expand business activities, and to a $1.7 million expense recorded in connection with the settlement of the litigation with Axess Telecom.

Other Income (Expense).

For the year ended December 31, 2004, other expense was $883,000 compared to other expense of approximately $138,000 for the year ended December 31, 2003. The shift to net expense was the result of increased interest charges and transaction costs related to our financings that occurred during 2004.

Provision (Benefit) for Income Taxes.

For the year ended December 31, 2004, income tax benefit was $303,000 compared to income tax benefit of approximately $1.3 million for the year ended December 31, 2003. According to Internal Revenue Code regulations, we were deemed in October 2004 to have experienced a 50% change in ownership during the past three years. This change in ownership limits the use of our net operating loss carryforward to a specific amount each year. Accordingly, we have limited our deferred tax asset and related income tax benefit for the year and reduced the deferred tax asset and related income tax benefit by $1.5 million during the fourth quarter of 2004. The deferred tax asset represents the amount to be realized over the next three years. In connection with this offering, the exercise of options and warrants by the selling stockholders, the sale of 270,271 shares of common stock to ComVentures on February 15, 2005 and our intention to sell an additional 500,000 shares to ComVentures concurrently with this offering, we will be deemed to experience an additional 50% ownership change event. Such event will limit our use of net operating loss carryforwards related to losses incurred since October 2004. We may in the future experience further ownership change events, which would similarly limit use of any net operating loss carryforwards that might otherwise be available subsequent to the date of most recent 50% ownership change.

Quarterly Results of Operations

The following table sets forth our quarterly consolidated statements of operations data for the eight quarters ended December 31, 2004. The information for each quarter is unaudited, and we have prepared it on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any one quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(in thousands, except per share data)
Revenues:
Product sales	$603	$1,645	$1	$2,041	$429	$7,875	$26,068	$28,193
Engineering development service	2,844	3,318	1,042	50	—	—	—	—

Total revenue	3,447	4,963	1,043	2,091	429	7,875	26,068	28,193

Cost of goods sold:
Product sales	555	2,229	—	1,283	346	6,898	22,785	25,822
Engineering development service	669	781	245	1,696	—	—	—	—

Total cost of goods sold	1,224	3,010	245	2,979	346	6,898	22,785	25,822

Gross profit:
Product sales	48	(584)	1	758	83	977	3,283	2,371
Engineering development service	2,175	2,537	797	(1,646)	—	—	—	—

Total gross profit	2,223	1,953	798	(888)	83	977	3,283	2,371

Operating Expenses:
Research and development	332	428	1,027	491	962	867	1,042	1,374
Selling, general and administrative	831	1,482	1,287	1,945	1,698	1,726	2,619	2,377
Litigation settlement	—	—	—	—	—	—	1,740	—

Total operating expenses	1,163	1,910	2,314	2,436	2,660	2,593	5,401	3,751

Operating income (loss)	1,060	43	(1,516)	(3,324)	(2,577)	(1,616)	(2,118)	(1,380)

Other income (expense):
Interest income and other income	116	110	—	4	5	2	1	3
Interest expense and other expense	(6)	(72)	(1)	(289)	(85)	(127)	(271)	(411)

Total other income (expense)	110	38	(1)	(285)	(80)	(125)	(270)	(408)

Income (loss) before income taxes	1,170	81	(1,517)	(3,609)	(2,657)	(1,741)	(2,388)	(1,788)

Provision or reduction of benefit (benefit) for income taxes	386	27	(501)	(1,179)	(1,063)	(696)	—	1,456

Net income (loss)	$784	$54	$(1,016)	$(2,430)	$(1,594)	$(1,045)	$(2,388)	$(3,244)

Earnings (loss) per share:
Basic	$0.13	$0.01	$(0.15)	$(0.37)	$(0.20)	$(0.13)	$(0.26)	$(0.30)

Diluted	$0.10	$0.01	$(0.15)	$(0.37)	$(0.20)	$(0.13)	$(0.26)	$(0.30)

Our primary business in 2003 was focused on contract research and development, and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless phones. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products. Our product mix and other components of our results of operations have fluctuated significantly and are likely to do so again in the future. Therefore, we believe that period-to-period comparison of our results of operations should not be relied on as an indication of future performance. Factors that may cause our net sales and operating results to fluctuate include those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

At December 31, 2004, our principal sources of liquidity included cash and cash equivalents of $7.5 million. At December 31, 2004, we had negative working capital of approximately $392,000 compared to negative working capital of $3.3 million at December 31, 2003. For the year ended December 31, 2004, we used $573,000 of cash in operations. Cash used in operations reflected increased research and development expense of $2.0 million and a higher level of selling, general and administrative expense to support our business plan. Investment activities used approximately $1.3 million of cash during the year ended December 31, 2004, reflecting software and equipment purchases related to our product development efforts.

At December 31, 2004, accounts receivable were $8.8 million, compared to $1.4 million at December 31, 2003. Substantially all of our accounts receivable are covered by letters of credit. In order to meet operational cash needs while payments were delayed under letters of credit, we borrowed $1.7 million in August 2004 under a short-term loan secured by accounts receivable of approximately the same amount. This loan was repaid in October 2004.

We believe our current cash, together with the proceeds of this planned public offering, our sale of 270,271 shares at $3.70 per share to ComVentures completed in February 2005 and the proposed sale of 500,000 shares to ComVentures to be completed concurrently with this offering, will provide sufficient working capital to fund our operations for at least the next 12 months. Changes in our operating plans, lower than anticipated revenues, increased expenses or other events, including those described in “Factors That May Affect Future Results of Operations,” may cause us to seek additional debt or equity financing in the future. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations.

During the year ended December 31, 2004, we funded our operations from cash generated from operations and from private sales of equity and debt securities. At December 31, 2004, cash of $7.5 million represented an increase of approximately $7.1 million compared to December 31, 2003. We used $573,000 of cash in operations and approximately $1.3 million cash for investment activities. Cash used for investment activities consisted primarily of the purchase of computer software for product development. Cash used in operations reflected our net loss of $8.3 million, offset by increases in accounts payable, depreciation and non-cash consulting payments. We also used $975,000 in deferred offering costs related to the planned public offering. To fund our cash deficits from operations and investment activities, we raised approximately $4.9 million from the sale of common stock and borrowed approximately $6.2 million during 2004.

During 2003, we funded our operations from cash generated from operations and from private sales of securities. At December 31, 2003, cash of approximately $376,000 represented a decrease of approximately $392,000 compared to December 31, 2002. We used $1.6 million cash in operations and approximately $806,000 cash for investment activities. Cash used for investment activities consisted primarily of the purchase of computer software for product development. Cash used in operations reflected our net loss of $2.6 million, offset by increases in accounts payable, depreciation and non-cash consulting payments. To fund our cash deficits from operations and investment activities, we raised approximately $185,000 from the sale of common stock during 2003, and we received advances of $1.7 million on our equity financings completed in January 2004.

As indicated above, to finance the cash needs for the transition of our business during the year ended December 31, 2004, we have raised capital in various private placement transactions and borrowed from a bank using an account receivable as security. These arrangements are described below.

Equity Financings

January 2004 Common Stock and Warrant Financing. In January 2004, we sold to seven accredited investors in a private placement an aggregate of 1,360,000 shares of our common stock at a price of $2.00 per share for gross proceeds of $2.7 million. In connection with the private placement, we also issued to the investors warrants to purchase an aggregate of 1,632,000 shares of our common stock. Of these, warrants with respect to 860,000 shares have an exercise price of $1.00 per share and were exercised as of their July 8, 2004 deadline, and warrants with respect to 500,000 shares have an exercise price of $1.00 per share and were exercised in October 2004 through use of a net exercise procedure through which 382,352 shares were issued upon exercise. The other warrants with respect to 272,000 shares have an exercise price of $2.00 per share, and are exercisable for an 18- month period that began on January 13, 2005. In connection with this financing, we paid to a finder approximately $200,000 and 50,000 shares of common stock, and we agreed to issue 50,000 additional shares in each of January 2005 and January 2006.

ComVentures. In October 2004, we sold 833,334 shares of our common stock in a private placement to three private equity funds managed by ComVentures of Palo Alto, California. The purchase price was $3.60 per share, resulting in cash proceeds to us of approximately $3.0 million.

Debt Arrangements

North America Venture Fund II, L.P.  In January 2004, we completed the sale and issuance of an unsecured convertible term note in the original principal amount of $1.0 million to North America Venture Fund II, L.P., which note was amended pursuant to a letter agreement dated April 15, 2004. Interest accrued on the note at the rate of 3% above prime and was payable monthly in cash. The principal due under the note was convertible by North America into shares of our common stock at a conversion price of $2.00 per share. North America converted 25% of the original principal amount due under the note in each of May 2004, September 2004, November 2004 and January 2005.

Laurus Master Fund, Ltd.  In March 2004, we completed the sale and issuance of a $3.0 million secured convertible term note to Laurus Master Fund, Ltd. In August 2004, we completed the sale and issuance of an additional $1.0 million secured convertible term note to Laurus. Interest accrues on both notes at a rate of 3% above prime, subject to certain adjustments; however, in no event will the interest rate on the notes be lower than 7% or greater than 10%. All unpaid principal and accrued interest under the note issued in March 2004, if not sooner converted, is due on March 16, 2007, and all unpaid principal and accrued interest under the note issued in August 2004, if not sooner converted, is due on August 18, 2007.

Under the terms of each note, we are obligated to make monthly payments of principal and interest. We have the option to pay these monthly payments in cash or in shares of our common stock (so long as the closing price of the common stock is greater than $3.38 for ten trading days preceding the payment date). If we elect to pay in stock, we must issue to Laurus an amount of shares equivalent to the amount of the monthly payment due divided by $3.16. If we elect to pay in cash, we must pay 102% of the amount of the monthly payment due. We may pay the monthly payment in shares of our common stock only so long as there is an effective registration statement on file covering the resale of those shares. We have the option to convert all or a portion of the outstanding principal of each note into shares of our common stock at $3.16 per share if the closing price of our common stock is greater than $3.70 for ten consecutive trading days. However, the number of shares issued upon conversion of either note cannot exceed 30% of the aggregate dollar trading volume of the common stock for the 22 trading days immediately preceding the payment date. Laurus has the option, at any time, to convert all or a portion of each note into shares of our common stock at $3.16 per share. We also have the option to repay the notes in cash. If we elect to repay the principal balance in cash, we must pay 120% of the outstanding principal if paid during the first year subsequent to the closing date, 115% of the outstanding principal if paid during the second year subsequent to the closing date and 110% of the outstanding principal if paid during the third year subsequent to the closing date.

Each note is secured by a blanket lien on substantially all of our assets pursuant to a security agreement executed by us in connection with the issuance and sale of each note. If an event of default occurs under either security agreement, Laurus has the right to accelerate payments under both notes and to take possession of our assets, in addition to other remedies.

In connection with the note issued in March 2004, we issued to Laurus a warrant exercisable for 100,000 shares of common stock that is exercisable until March 11, 2011. The exercise price of this warrant is as follows: $3.31 per share for the first 50,000 shares, $3.59 per share for the next 25,000 shares and $3.88 per share for the remaining 25,000 shares. In connection with the note issued in August 2004, we issued to Laurus a warrant exercisable for 33,334 shares of our common stock that is exercisable until August 18, 2011. The exercise price of the warrant is as follows: $3.31 per share for the first 16,000 shares, $3.59 per share for the next 8,000 shares and $3.88 per share for the remaining 9,334 shares.

Under the terms of each note and each warrant, Laurus is not entitled to receive shares upon exercise of either warrant, upon payment of principal and interest on either note or upon conversion of either note if the receipt of those shares would cause Laurus to hold more than 4.99% of the outstanding shares of our common stock.

We paid Laurus Capital Management, LLC, the manager of Laurus Master Fund, Ltd., a fee equal to 3.6% of the principal amount of each note issued in those financings, which equaled $108,000 and $36,000. We also issued a warrant to purchase 47,468 shares of our common stock at an exercise price of $3.16 per share to a finder as compensation for its services in connection with the March 2004 financing, and a warrant to purchase 15,822 shares of our common stock at an exercise price of $3.16 per share to the finder as compensation for its services in connection with the August 2004 financing. The warrants are exercisable for five years after the date of issuance. We also paid the finder a fee of $172,500, representing 5.75% of the gross proceeds from the March 2004 financing, and a fee of $57,500, representing 5.75% of the gross proceeds from the August 2004 financing.

As of December 31, 2004, approximately $2.8 million in unpaid principal remained outstanding under the note issued in March 2004 and approximately $980,000 in unpaid principal remained outstanding under the note issued in August 2004.

We agreed to file a registration statement with the SEC covering the resale of the shares of our common stock that are issuable to Laurus upon the repayment or conversion of the notes and the exercise of the warrants issued in these financings. A registration statement covering the resale of the shares issuable to Laurus in connection with the March 2004 financing has been filed with the SEC and declared effective. A registration statement covering the resale of the shares issuable to Laurus in connection with the August 2004 financing has not yet been filed with the SEC. We were required to file this registration statement by October 2, 2004 and therefore are obligated to pay to Laurus $10,000 as liquidated damages for each subsequent 30-day period in which the required registration statement is not effective, pro-rated for partial periods.

Wells Fargo HSBC Trade Bank. In August 2004, we borrowed $1.7 million from Wells Fargo HSBC Trade Bank, National Association, secured by an account receivable in approximately the same amount. The loan was repaid in October 2004. The outstanding principal balance of the loan bore interest at Wells Fargo’s prime rate, which is a variable rate. We also had the right in certain circumstances to request that all or a portion of the principal balance bear interest at Wells Fargo’s then current LIBOR rate plus 2.0%. Payments of principal were immediately due and payable to Wells Fargo in the amount of each payment that we received under the pledged receivable.

Contractual Obligations and Commitments

As of December 31, 2004, we had no off-balance sheet arrangements. The following summarizes our contractual obligations at December 31, 2004 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Short-term debt	$250	$250	$—	$—	$—
Long-term debt	3,770	1,210	2,560	—	—
Litigation settlement	958	958	—	—	—
Operating leases (facilities)	1,500	320	633	547	—

Total	$6,478	$2,738	$3,193	$547	$—

On February 8, 2005, we amended our license agreement with Qualcomm Incorporated to expand the scope of the license to allow us to make, use and sell certain mobile CDMA-based products in addition to the fixed wireless CDMA-based products we currently offer. This amendment eliminates the risk that CDMA-based products we have developed or offered since November 14, 2000, and CDMA-based products that we are currently developing or offering, are not covered by the license agreement. In consideration of our rights under the amendment, we agreed to pay Qualcomm license fees of $2.5 million, in addition to those already paid under the license agreement. These additional license fees are payable in installments and are anticipated to be capitalized and amortized over the estimated life of the license. We expect that these additional license fees will have minimal impact to our cash flow and operations.

In May 2004, we entered into a non-cancelable operating lease for approximately 13,000 square feet of office space for our corporate headquarters and U.S. operations, which lease is secured by a letter of credit. The lease term is 65 months plus a five-year option to renew. The lease commenced in August 2004, with basic monthly rent ranging from $20,000 to $24,000 during the 65-month term. We have an additional lease commitment at our former location in San Diego, California. This facility has been subleased as of August 2004 for the remainder term of our lease until November 2006. The difference between our lease payment for this facility versus our sublease is approximately $4,000 per month.

In February 2003, we amended our operating lease for approximately 17,000 square feet of office space for our research and development center in Seoul, South Korea. The remaining term ends in February 2005, with monthly payments of approximately $14,000. We are currently in discussions to extend this lease. In October 2004, we entered into a one-year lease for office space in Nanjing, China for $400 per month.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, or FIN No. 46, “Consolidation of Variable Interest Entities.” This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation required existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interest that effectively recombines risks that were previously dispersed. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, or SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us beginning October 1, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123(R). SFAS No. 123(R) revises FASB Statement No. 123 “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS No. 123(R) eliminates the ability to account for share-based compensation using the intrinsic value method under APB Opinion No. 25. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, known as the requisite service period, which is usually the vesting period. SFAS No. 123(R) is effective for companies filing under Regulation S-B as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for us will be our first quarter of the year ending December 31, 2006. We anticipate adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Accordingly, the provisions of SFAS No. 123(R) will apply to new awards and to awards modified, repurchased or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date must be recognized as the requisite service is rendered on or after the required effective date. These new accounting rules will lead to a decrease in reported earnings or an increase in reported losses, as applicable. Although our adoption of SFAS No. 123(R) could have a material impact on our financial position and results of operations, we are still evaluating the potential impact from adopting this statement.

BUSINESS

Overview

We design, develop and market fixed wireless voice and data products for the worldwide telecommunications market. Our fixed wireless CDMA-based product line includes desktop phone terminals, payphone terminals, voice/data terminals and broadband modems used for high-speed data services. We sell our products to telecommunications service providers in developing countries where large segments of the population do not have telephone service, who in turn resell our products to end users in order to access the providers’ wireless network. Our principal customers currently are Tata Teleservices in India, TeleCard Limited in Pakistan, Telefonica Moviles, S.A. in Latin America and Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela. We believe our customers choose our products because we are a reliable provider of affordable, feature-rich, high-quality products that are easy to deploy, install and use.

Industry Overview

The worldwide telecommunications market is estimated to be $1.1 trillion in 2005. Despite the size of this market, telephone penetration is less than 5% of the worldwide population outside of Europe and North America. Three and one-half billion people reside in developing countries throughout the world. The governments of these countries recognize that their populations need access to reliable basic voice services in order to improve socioeconomic conditions. Furthermore, organizations such as the World Bank have sponsored initiatives to accelerate the implementation of telephone service within developing areas. As a result, we expect the demand for voice and data services to increase.

Telecommunications Services in Developing Areas

Developing countries within Asia, Africa, Eastern Europe and Latin America, such as India, China, Brazil, Pakistan and Russia are among the world’s fastest growing emerging telecommunications markets. Within these areas, landline telecommunications networks typically are limited to densely populated urban areas because the cost of deploying landline telecommunications networks in developing areas has proven economically unfeasible. As a result, people living outside of urban areas or in unwired regions within urban areas generally do not have access to telephone service. Moreover, until recently, deployment of wireless telecommunications networks in these regions has proven to be expensive and therefore limited to the wealthiest portions of the population.

Recent changes in the worldwide telecommunications industry, and specifically in the wireless sector of the industry, have substantially increased the economic feasibility of deploying wireless telecommunications services to developing areas. These changes include:

•	industry deregulation and privatization, which have resulted in higher telecommunications services penetration, increased service revenues, greater operating efficiencies and improved quality of service;

•	advances in wireless technology and manufacturing, which have reduced infrastructure costs for network operators and equipment costs for consumers and increased the subscriber capacity on wireless networks;

•	emergence of creative subscriber plans, such as pre-paid phone plans, which have driven rapid subscriber growth; and

•	reduced government tariffs and increased government subsidies, which have encouraged the growth of telecommunications networks.

As a result of these factors, the geographic reach of wireless networks has expanded.

Emergence of Fixed Wireless Voice and Data Products

Fixed wireless products are stationary telephones, data terminals and broadband modems that connect to wireless networks. Although fixed wireless voice and data products are not a substitute in all cases for landline connections or mobile handsets, fixed wireless products offer advantages that make such products well-suited for use in developing areas.

Fixed Wireless as Compared to Landline

In many areas, landline telecommunications service is not available due to lack of infrastructure. In these regions, fixed wireless may be the only option available to the end user. Fixed wireless systems can be deployed more quickly than landline systems because there are no trenches to dig, poles to install or copper wires to lay; therefore, service providers can more rapidly rollout wireless service and begin earning revenue. We believe that even where landline service exists, fixed wireless systems offer the following key advantages over landline systems:

•	Network Deployment. Landline deployment is cumbersome and costly due to the significant amount of construction and installation required. By comparison, fixed wireless deployment is more rapid and less expensive as there is significantly less construction and no installation by the end user is required.

•	Scalability. Adding a subscriber to a landline network requires that the network be expanded to accommodate the additional subscriber and in many cases requires professional installation. By comparison, adding an additional subscriber to a fixed wireless network requires only that a nearby base station can accommodate the additional subscriber and that the subscriber has a fixed wireless phone terminal.

•	Value-Added Services. Telecommunications service providers are limited in their ability to offer value-added services using their existing landline infrastructure. By comparison, fixed wireless networks enable these providers to further monetize their network by offering value-added services such as text-messaging and downloadable ring tones.

Fixed Wireless as Compared to Mobile Handsets

As wireless networks expand into developing areas, consumers can connect to these networks by using mobile handsets or fixed wireless products. However, we believe fixed wireless products offer the following key advantages over mobile handsets:

•	Tariffs. Governments in developing areas are encouraging the adoption of fixed wireless systems through initiatives such as reduced tariffs and spectrum licensing costs. In addition, some governments have allocated or re-licensed mobile wireless spectrum specifically for fixed wireless applications. We believe that tariffs on fixed wireless spectrum will remain lower than that of mobile wireless spectrum, benefiting both the service provider and the end user.

•	Reception. Fixed wireless products normally receive substantially better reception than mobile handsets because they have more sensitive antennas and have the ability to be connected to external antennas to increase reception in remote areas.

•	Scalability. Due to the fixed location of the terminals, fixed wireless networks enable more efficient network utilization than mobile networks due to the strategic placement of wireless base stations.

•	Power Supply. Fixed wireless products generally are plugged into electrical outlets; therefore, they do not require frequent charging like a mobile handset.

•	Multiple Users. Unlike a mobile handset which is generally limited to use by one individual, a fixed wireless telephone allows multiple users, such as the members of a family or a group of employees in a business, to share a single telephone.

We believe that the following table compares the characteristics of fixed wireless, mobile and landline telecommunications services from the perspective of end users and telecommunications service providers.

	Fixed Wireless	Mobile Wireless	Landline
End Users:
Tariffs	Less expensive than mobile wireless	Most expensive	Less expensive than mobile wireless and generally less expensive than fixed wireless

Subscription Costs	Less expensive than mobile wireless	Most expensive	Least expensive

Reception	Better reception than mobile wireless	Reception is inconsistent	Best reception

Data Connectivity	No external modem needed	Limited data connection capabilities	Requires external modem

Mobility	Limited	Unlimited	Limited

Power Supply	Not dependent on a battery	Batteries required	Not dependent on a battery

Telecommunications Service Providers:
Network Deployment and Scalability	Rapid and less expensive than landline and mobile wireless	Rapid and less expensive than landline; requires contiguous coverage	Cumbersome and costly

Network Capacity	Requires fewer base stations than mobile wireless	Requires more base stations than fixed wireless	Requires additional construction

Maintenance /Operation	Only required for base stations	Only required for base stations	Required for entire infrastructure

Value Added Services	Requires software upgrade	Requires software upgrade	Requires infrastructure upgrade

CDMA and other Wireless Transmission Standards

Qualcomm’s CDMA technology has emerged as a leading standard for wireless networks. CDMA works by converting speech into digital information, which is transmitted in the form of a radio signal over the network. Unlike competing technologies, such as GSM, CDMA is a “spread spectrum” technology, which allows many users to occupy the same time and frequency allocations in a given band by assigning unique codes to each communication to differentiate it from others in the same spectrum. Given the finite wireless spectrum resources available, CDMA allows more efficient sharing of the airwaves among multiple users than alternative technologies.

Newer versions of CDMA technologies, popularly known as 3G, include CDMA2000 1xEV-DO (Evolution Data Optimized). This technology improves the ability to deliver high-speed data access to wireless devices and has been designed to provide wireless access speeds comparable to digital subscriber line, or DSL, and cable modems. Subscribers can attain wireless access to data at maximum speeds of up to 2.4 Mbps on CDMA2000 1xEV-DO networks. Telecommunications service providers first began rolling out the CDMA2000 1xEV-DO standard on their networks in the last two years, and as of the date of this prospectus, less than half of telecommunications service providers using CDMA technologies have commenced implementation of the CDMA2000 1xEV-DO standard.

Data Applications for Fixed Wireless

Telecommunications service providers continually are seeking high-margin, high-growth opportunities to complement their voice-based product offerings. Providing high-speed data access to existing voice customers enables telecommunications service providers to increase their revenue by leveraging their current infrastructure and customer base. Historically, high-speed data access was limited to businesses that could afford to purchase expensive hardware and pay the usage charges. As network costs have declined and technology and manufacturing advancements have developed, high-speed data access has increasingly become available for residential customers. In order to implement objectives to rollout high-speed data access, telecommunications service providers are seeking cost-effective technologies to allow users without existing landlines, DSL or cable connections to receive high-speed data transmissions.

In areas that are inaccessible to DSL and cable, CDMA2000 1xEV-DO is an attractive option for telecommunications service providers to deploy. Even in markets where DSL and cable modems are offered, CDMA2000 1xEV-DO is a cost-effective means to rollout high-speed data services to users. Utilizing the latest CDMA transmission standards, these areas can quickly be provided high-speed internet access and other data applications. Telecommunications service providers first began rolling out the CDMA2000 1xEV-DO standard on their networks in the last two years, and as of the date of this prospectus, less than half of telecommunications service providers using CDMA technologies have commenced implementation of the CDMA2000 1xEV-DO standard.

Our Solution

We are a provider of CDMA-based desktop phone terminals, payphone terminals, voice/data terminals and broadband modems used for high-speed data services. Our products are designed to enable telecommunication service providers to provide carrier-class, subscriber-based voice and data solutions to developing countries where large segments of the populations do not have basic telephone service. We believe that our solution provides the following benefits to our customers:

•	High-quality products at affordable prices. We offer telecommunications service providers high-quality, reliable products at low prices. Our products are designed and engineered around a single platform that uses a common set of components to help maintain low cost.

•	Reliable delivery of products with short lead-times. We have designed our products and structured our third-party manufacturing relationship to enable us to fulfill high-volume orders with short lead times. Our third party manufacturer has implemented comprehensive quality assurance procedures that are designed to ensure that our products are manufactured and shipped with minimal defects.

•	Ease of deployment, installation and use. Our products are frequently tested for interoperability with the systems of most major CDMA-based wireless infrastructure providers, such as Ericsson, Lucent, Motorola and Nortel. In addition, we have tested our products with telecommunications service providers in over 30 markets worldwide. For telecommunications service providers with existing networks in place, our products do not require any installation or rollout of additional networking infrastructure, unlike competing fixed wireless solutions that rely upon proprietary systems. We have designed our products with simple setup procedures and easy to understand user interfaces, which minimize customer support requirements of service providers.

•	Full range of voice and data products and features. Our products provide a full range of voice and data functionality, from wireless desktop phone and data terminals to our most sophisticated high-speed data modem. Our engineering expertise and product design enables us to modify our products to meet specific customer requirements. Furthermore, we can easily add enhanced features to our products, which enable service providers to drive subscription revenue.

Our Products

We offer CDMA-based desktop phone terminals, payphone terminals, voice/data terminals and broadband modems used for high-speed data services in homes, public places and businesses. Key features of our products include standard phone quality capability, high-quality liquid crystal displays, 3-way calling, call waiting, hands-free dialing, fax capabilities and 2-way text-messaging, or SMS.

Fixed Wireless Desktop Phone Terminals

Our fixed wireless desktop phone terminals are designed for voice and data usage in homes and businesses. Our phones are offered in basic and enhanced models. We offer phones that operate in each of three frequency bands: 1900 MHz, 800 MHz, and 450 MHz. The following table lists some of the features included in our basic and enhanced models.

Feature	Basic Model	Enhanced Model
Qualcomm Chipset	MSM 5010	MSM 5105
Signal Strength and Voicemail Indicator	✓	✓
3-Line LCD	✓	✓
Call Waiting	✓	✓
Call Forwarding	✓	✓
Call Transfer	✓	✓
3-Way Calling	✓	✓
Caller ID	✓	✓
SMS	✓	✓
Packet Data (up to 153.6 Kbps)		✓
Backlit Keys and Display		✓
RS-232C and USB Data Ports		✓
Speakerphone		✓
Circuit Data (up to 14.4 Kbps)		✓
Personal Computer Fax		✓

Fixed Wireless Payphone Terminals

We have two fixed wireless payphone terminals that enable telecommunications service providers to offer telephone service for public locations that are not serviced by landline networks. Our attended payphone couples proprietary metering technology with our fixed wireless desktop phones terminals, which displays in real-time the calling units used by the caller. Our unattended payphone converts a landline coin- or card-operated payphone into a wireless payphone by embedding our fixed wireless terminal into the payphone itself.

Fixed Wireless Voice/Data Terminals

Our fixed wireless terminal offers an affordable voice and high-speed data alternative to dial-up modems for areas not covered by a landline network. Users can plug their computers into the terminal for Internet access at data rates up to 153.6 Kbps. In addition, users can plug any telephone into the terminal for voice service and any analog facsimile machine into the terminal for receiving and sending facsimiles.

Fixed Wireless Broadband Modems

Our fixed wireless broadband modem is our next generation data-only terminal. Based on Qualcomm’s MSM 6500 chipset and the CDMA2000 1xEV-DO standard, the modem can support data rates up to 2.4 Mbps. It has been designed as a plug-and-play solution, with a convenient network connection and USB connection module embedded in the modem, which enables many users in developing countries that have multi-user, networked environments to connect to the Internet. A convenient network connection is desirable as it does not require the installation of any drivers and can support routed networks with ease. The modem can support single-user connections as well as local area networks providing high-speed Internet access to both small businesses and residential users.

Our Strategy

Our objective is to be the leading provider of CDMA-based fixed wireless voice and data products in our target markets. Key elements of our strategy include:

•	Increasing market share with existing customers. We believe telecommunications service providers will increasingly adopt fixed wireless as a cost-effective, easily-deployed voice and data solution in developing regions. We intend to continue to expand our relationships with our existing customers, by promoting the broad rollout of our existing products and our next generation products, including our next generation fixed wireless broadband modem utilizing CDMA2000 1xEV-DO.

•	Acquiring new customers. We intend to establish relationships with other telecommunications service providers throughout the world in order to expand our sales. We are currently targeting international and domestic service providers throughout the world that we believe are potential customers.

•	Continuing to aggressively manage the costs of developing and manufacturing our products. We intend to achieve and maintain pricing advantages over our competitors. As we increase our production volume, we intend to continue to reduce our costs through volume purchase discounts. In addition, our platform design allows us to engineer our products with manufacturing efficiencies, such as reduced component counts and design for ease in assembly, which lead to cost reductions. We are also currently seeking manufacturing partners in regions where labor costs are low, such as China and India. We believe these initiatives will provide us with significant advantage over our competitors and create barriers to entry for new competitors.

•	Continuing to develop innovative products. We intend to continue to leverage our research and development expertise to develop customizable next generation product solutions that will integrate advanced wireless technologies, voice-over-Internet protocol, or VoIP, and other carrier-grade standards. Recently, we launched a fixed wireless broadband modem based on the CDMA2000 1xEV-DO standard. We believe that the continued introduction of new products will enable us to increase penetration with existing customers, establish relationships with new customers and increase our profit margins.

•	Establishing and expanding strategic relationships. We intend to augment our internal sales efforts by establishing strategic relationships and expanding our current relationships with wireless infrastructure providers to incorporate our products into their bids for potential contracts to build new wireless systems that include our fixed wireless terminals. We believe our emphasis on product quality, technical performance, customer responsiveness, on-time delivery and cost competitiveness will help us to maintain and develop new strategic relationships.

•	Penetrating developed markets through the rollout of data products. We intend to offer high-speed wireless data products in developed markets as a more cost-effective alternative to wired broadband solutions, such as DSL and cable modems. We recently launched our CDMA2000 1xEV-DO fixed wireless broadband modem. We are in discussions with telecommunications service providers in the United States who are deploying mobile wireless data solutions or who we believe may begin to deploy fixed wireless data solutions in 2005. In addition, we believe that in developing markets, the same customers we now provide with CDMA-based voice products are also potential purchasers of these data products. For example, in January 2005, we received our first purchase order from Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela, for our CDMA2000 1xEV-DO based products.

Customers

We sell our products to telecommunications service providers that provide wireless voice or data services in developing markets. Our principal customers currently are Tata Teleservices Limited in India, TeleCard Limited in Pakistan, Telefonica Moviles, S.A., the wireless affiliate of Telefonica, S.A. in Latin America and Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela. The following is a description of our principal customers:

•	TeleCard Limited. In November 2003, we entered into two supply agreements in the amounts of $6.8 million and $10.8 million with TeleCard, pursuant to which TeleCard may order products from us. TeleCard provides prepaid wireless phone services to more than 45 cities in Pakistan. There are no material minimum purchase obligations under this agreement. TeleCard is the leading private sector telecommunications service provider in Pakistan with coverage reaching over 85.0 million people.

•	Telefonica Moviles, S.A. In March 2004, we executed a one-year supply agreement with BellSouth International, Inc., under which its affiliates in Argentina, Chile, Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela could purchase a custom-configured version of our basic fixed wireless phone. In January 2005, BellSouth completed the sale of its ownership interests in ten wireless telecommunications service providers in Latin American to Telefonica Moviles, S.A. In connection with these sales, our contract was assigned to Telefonica Moviles, S.A. Telefonica is the world’s leading communications service provider in Spanish and Portuguese-speaking markets, with a potential market of more than 99.0 million customers.

•	Tata Teleservices Limited. We entered into a Product Purchase Agreement effective June 2004 with Tata Teleservices Limited and Tata Teleservices (Maharashtra) Limited, pursuant to which we received a $45.2 million purchase order in July 2004 to supply custom-configured models of our fixed wireless phones. These shipments for Tata were completed in the fourth quarter of 2004. Pursuant to this agreement, we also received an additional purchase order for delivery through April 2005 with options for additional purchase orders during the remainder of 2005. However, prior to delivery of these products, the purchase order is subject to cancellation by Tata. Tata is the leading telecommunications service provider in India with over 2.0 million customers.

•	Telecommunicaciones Movilnet C.A. In August 2004, we received initial purchase orders from Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela, to purchase our fixed wireless phone. In January 2005, we received additional purchase orders from this provider for our CDMA2000 1x EV-DO based products. This customer is the leading Venezuelan telecommunications service provider with approximately 2.9 million access lines in service, 2.8 million cellular subscribers and 282,000 Internet subscribers.

We believe that there are over 80 CDMA-based telecommunications service providers in over 35 countries that have deployed or plan to deploy within the next 12 months a fixed wireless strategy. We intend to market our products to these telecommunications service providers, although to date we have only established customer relationships with a few of these entities.

In general, we sell our products on a negotiated fixed price-per-unit purchase order basis. To minimize our collection risk, we typically have our customers provide us with cash in advance or a letter of credit confirmed by a major international bank.

Sales and Marketing

We manage and conduct our own sales directly to telecommunications service providers worldwide. Our sales and marketing team consists of eight individuals who are located in our offices in San Diego, Miami, China and South Korea. We intend to expand our presence in Africa, Eastern Europe and the Middle East through the hiring of local sales representatives or agents. In general, we may rely on outside consultants to provide logistics services in the markets that we serve.

We have established and seek to establish strategic relationships with telecommunications infrastructure providers in order to promote our products. Our products are regularly included in bids by such service providers, which provides greater exposure for our products and brand. We also intend to enter into cooperative marketing relationships to facilitate market penetration.

Manufacturing

At present, we rely exclusively on WNC to manufacture our products. WNC provides us with services, including component procurement, product manufacturing, final assembly, testing, quality control, fulfillment and delivery services. WNC generally holds all raw materials, work-in-process and finished good inventory for our products. We believe outsourcing through WNC provides us with flexibility and allows us to:

•	focus on research and development, design, sales and marketing;

•	realize economies of scale;

•	access high-quality manufacturing resources and personnel;

•	scale production rapidly; and

•	reduce capital equipment costs and equipment obsolescence risk.

We commenced large-scale product manufacturing with WNC at the beginning of 2004. Our manufacturing arrangement with WNC is designed to allow us to fulfill high-volume orders with short lead-times. We manage our relationship with WNC to focus on improvements in design-for-manufacturing, test procedures, quality, cost optimization and production scheduling.

We intend to enter into manufacturing relationships with other manufacturing partners in low labor cost regions, such as China and India. We believe this would allow us to increase our manufacturing capacity and lower our unit costs.

Research and Development

We focus on developing innovative CDMA-based fixed wireless high-speed solutions to address opportunities presented by next generation wireless networks. As of December 31, 2004, we had 39 engineers, 31 of which are located in our South Korean research and development center and eight of which are based in our San Diego facility. Our engineers are categorized into the following groups: hardware, mechanical, software, platform, production and quality. For the fiscal year ended December 31, 2003, our research and development expenses were $2.3 million. For the fiscal year ended December 31, 2004, our research and development expenses were $4.2 million.

Intellectual Property

We protect our intellectual property through a combination of trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. Generally, we enter into non-disclosure and confidentiality agreements with our employees, consultants and third parties that have access to our proprietary technology.

We have entered into a license agreement with Qualcomm, one of our significant stockholders, under which we were granted a worldwide nonexclusive license to certain of Qualcomm’s CDMA technologies to make, sell and lease fixed wireless terminal CDMA-based products. On February 8, 2005, we amended this agreement to expand the scope of the license to allow us to make, use and sell certain mobile CDMA-based products in addition to the fixed wireless CDMA-based products we currently offer. This amendment eliminates the risk that CDMA-based products we have developed or offered since November 14, 2000, and CDMA-based products that we are currently developing or offering, are not covered by the license agreement. In consideration of our rights under the amendment, we agreed to pay Qualcomm license fees of $2.5 million, in addition to those already paid under the license agreement.

We have also entered into various software agreements with Qualcomm to license its software to use with our products that incorporate Qualcomm’s CDMA technology. These agreements are effective as long as the license agreement is effective. We intend to purchase additional software from Qualcomm that would be required for our newly proposed products.

Competition

The market for fixed wireless products is highly competitive and we expect competition to increase. We primarily compete against established companies such as LG Electronics, Inc., Huawei Technologies Co., Ltd., ZTE Corporation, Westech Korea, Inc. and Telular Corporation. In addition, there is always potential for new competition to enter our target markets.

We believe that we compete principally on the basis of functionality, reliability, quality, price and ease of deployment, installation and use. We believe that we compete favorably with our competitors based on these factors. Some of our competitors offer bundled end-to-end packages, which may be more appealing to potential customers seeking to use a single supplier of phones and infrastructure.

Many of our current and future competitors, and all of the competitors named above, may have significantly greater financial, technical and marketing resources as well as greater purchasing power than we do. These greater resources may allow these competitors to obtain better manufacturing prices and efficiencies than we have. Although we believe we have both a technological advantage and a superior business model over many of our existing competitors, maintaining this advantage will require substantial investments by us to continue to develop innovative products and reduce the costs of our products. However, we cannot guarantee that we will be able to compete successfully against current and future competitors.

Employees

As of December 31, 2004, we had a total of 78 full-time employees. Of the 78 employees, 30 are located in the United States, 47 are located in South Korea, and one is located in China. In the United States, eight are involved in product development, five are involved in operations, five are involved in sales and marketing, and 12 are involved in finance and administration, including our executive team. In South Korea, 31 of our employees are involved in product design and development of software and hardware, seven are involved in operations, seven are involved in administration, and two are involved in sales and marketing. In China, our one employee is involved in sales and marketing. We intend to hire additional employees as needed at each of our facilities. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We believe our relationships with our employees are good.

Properties

We own no real property. Our corporate headquarters is located in San Diego, California, where we lease approximately 13,000 square feet of office space pursuant to a lease that expires in December 2009. The monthly lease payment is approximately $22,000. We have secured our lease obligations under this lease with a letter of credit. We also lease approximately 5,500 square feet in San Diego for approximately $10,000 per month pursuant to a lease that expires in November 2006. We sublease this facility for $6,000 per month. Our principal research and development facilities are located in Seoul, South Korea, where we lease approximately 17,000 square feet of office space pursuant to a two-year lease that expires in February 2005. We are currently in discussions to extend this lease. The monthly lease payment for this facility is $14,000. In October 2004, we entered into a one-year lease for office space in Nanjing, China for $400 per month.

Each of our facilities is covered by insurance, and we believe them to be suitable for their respective uses and adequate for our present needs. We believe that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Governmental Regulation

Our products are incorporated into commercial wireless communications systems that are subject to regulation domestically by the Federal Communications Commission and internationally by other government agencies. Although the equipment operators are usually responsible for compliance with these regulations, regulatory changes, including changes in the allocation of available frequency spectrum, could negatively affect our business by restricting development efforts by our customers, making current products obsolete or increasing the opportunity for additional competition. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business, including claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. As of the date of this prospectus, we are not a party to any such litigation which we believe would have a material adverse effect on us.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of December 31, 2004:

Name	Age	Position
Mike H.P. Kwon	40	Chairman of the Board (Director) and Chief Executive Officer
David Morash	59	Director, President, Chief Operating Officer and Acting Chief Financial Officer
Lixin Cheng	38	Director, Executive Vice President and President of Fixed Wireless Group
Patrick Gray	43	Vice President, Controller
Alireza Saifi	29	Vice President, Finance
Jai Bhagat(2)(3)	58	Director
Harry Casari(1)(3)	68	Director
Haydn Hsieh	50	Director
Åke Persson(1)(2)	60	Director
Eric Schultz(1)(2)	43	Director
Seung Taik Yang(3)	64	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Governance Committee

Mike H.P. Kwon founded Axesstel California in July 2000 and has served as our Chief Executive Officer and Chairman of the Board since August 2002, when Axesstel California became our subsidiary. From 1998 to 2000, Mr. Kwon was the Vice President of Sales at Neopoint, Inc., a developer and manufacturer of wireless application protocol-enabled handsets. In 1996, Mr. Kwon founded Digital Line, Inc., a reseller of analog wireless phones, and served as its Chief Executive Officer until 1998. Mr. Kwon holds a B.A. in Business Administration from Rutgers University.

David Morash joined us in January 2004 as Chief Operating Officer and was appointed to our board of directors in March 2004. He was appointed to President in May 2004. Since August 2004, Mr. Morash has also served as Acting Chief Financial Officer. Prior to joining us, Mr. Morash served as Executive Vice President and Chief Financial Officer of REMEC, Inc. (Nasdaq: REMC), a telecommunications equipment company, from 2001 to 2003. From 2000 to 2001, Mr. Morash served as Executive Vice President and Chief Financial Officer at Wireless Knowledge, a San Diego-based joint venture between Qualcomm (Nasdaq: QCOM) and Microsoft (Nasdaq: MSFT). From 1994 to 2000, Mr. Morash was Executive Vice President and Chief Financial Officer of Safeskin Corporation, a medical supply company. Mr. Morash holds an M.B.A. from Columbia Graduate School of Business and a B.A. from Columbia College.

Lixin Cheng joined us in January 2004 as President of Axesstel California. Mr. Cheng now serves as Executive Vice President and President of Fixed Wireless Group to oversee manufacturing, research and development, product management, marketing and sales. He was appointed to our board in November 2004. From 2001 to 2004, he served as Director of Business Management at Ericsson Wireless Communications Inc., a San Diego-based affiliate of Telefon AB Ericsson LM (Nasdaq: ERICY), a global provider of wireless systems. In such role, he was responsible for developing and managing Ericsson CDMA business activities in various markets in Japan, South Korea, Europe, Middle East, Central Asia and Africa. Before moving to the United States in 2001, Mr. Cheng held the position of Vice President of Sales & Supply at Nanjing Ericsson Panda Communications Co., Ltd., a China-based affiliate of Ericsson. Mr. Cheng holds an M.B.A. in International

Business Management from the International University of America in San Francisco and a B.S. in Information and Electronics Engineering from Zhejiang University in China.

Patrick Gray joined us in March 2004 as our Vice President, Controller. From 1996 to 2004, he performed various finance and accounting roles including serving as VP-Corporate Controller and VP-Controller of Global Operation at REMEC, Inc. Mr. Gray holds an M.B.A. from Pepperdine University and a B.S. in Business Administration with a concentration in accounting from California State University, Northridge.

Alireza Saifi joined us in July 2004 as Vice President, Finance. From 2003 to 2004, he served as our outside investor relations advisor. From 2002 to 2003, Mr. Saifi was a Principal, Research Analyst, at Halpern Capital, a research and investment banking firm covering telecommunication, technology and special situation companies. From 2000 to 2001, Mr. Saifi was a Principal, Strategy Consultant in the Global Telecommunication Practice of PA Consulting Group, an information technology and management consulting company. From 1998 to 2000, Mr. Saifi served as the founder and Chief Executive Officer of an Internet search and community portal company focused on distance learning and application sharing. From 1996 to 1998, Mr. Saifi was part of the research team at Deutsche Bank Securities (NYSE: DB), an investment bank, covering the mobile satellite service and enterprise resource planning applications sectors. Mr. Saifi holds a B.S. in finance from Fordham University.

Jai Bhagat has served as one of our directors since August 2003. In 2000, he founded AIR2LAN, a broadband service provider, and currently serves as its Chairman of the board of directors. Prior to founding AIR2LAN, Mr. Bhagat co-founded SkyTel Communications, Inc., a wireless messaging services company, and served as its Vice Chairman and Chief Executive Officer prior to its acquisition by WorldCom in 1999. Mr. Bhagat also previously served as Chairman of “License Exempt” sector of Wireless Communications Association International, a national trade association representing the broadband wireless industry. Mr. Bhagat served on the Southern Governor’s Association Advisory Committee on Research, Development and Technology, and he was also recently appointed by the Governor of Mississippi to serve on Momentum Mississippi, a group formed by the Governor to help formulate a long-range economic development plan for Mississippi. He currently serves on the board of directors of JP Mobile, a Texas-based company that designs and markets advanced messaging software and solutions for handheld devices and wireless communications devices. Mr. Bhagat holds an M.S. in Electrical Engineering from Howard University and a B.S. in Electrical Engineering from Bits Pilani in India.

Harry Casari has served as one of our directors since August 2004. Mr. Casari worked as a certified public accountant for Ernst & Young LLP from 1969 until 1994, when he retired as a partner. Mr. Casari currently serves as Chairman of the board of directors of Meade Instruments Corporation (Nasdaq: MEAD), an optics and telescope manufacturer, as a member of the board of directors of Cohu, Inc. (Nasdaq: COHU), a semiconductor equipment, television camera, metal detection instrumentation and microwave communications equipment manufacturer and as a member of the board of directors of Orange 21, Inc. (Nasdaq: ORNG), a designer, developer and manufacturer of premium products for the action sports and youth lifestyle markets. Mr. Casari holds a B.S. in Business Administration from the University of Denver.

Haydn Hsieh has served as one of our directors since April 2004. Mr. Hsieh is currently the President and Chief Executive Officer of Wistron NeWeb Corporation. He was the Chairman of Acer Enrich Technology Corp, a subsidiary of Acer Group, a Taiwanese information-technology company. He has held various positions within the Acer Group, a diversified provider of information technology services, since 1981. Mr. Hsieh attended an M.B.A. Training Program at National ChengChi University and holds a B.E.E. from Ta-Tung Institute of Technology in Taiwan.

Åke Persson has served as one of our directors since November 2004. From 1999 until his retirement in February 2004, Mr. Persson was the President of Ericsson’s CDMA Systems Business Unit and President of Ericsson Wireless Communications Inc. in San Diego. From 1995 to 1999, Mr. Persson was the Vice President for Marketing and Sales for Ericsson Radio Systems, encompassing all wireless activities of the global Ericsson organization. From 1993 to 1995, he was the Vice President of Business Development for Ericsson US. Between 1970 and 1993, he served Ericsson in a number of other roles, including Vice President and General Manager of

Ericsson’s Mobile Voice and Data Systems from 1984 to 1989. In addition to his experience with Ericsson, for two years, Mr. Persson was the Executive Vice President of RAM Mobile Data, Inc., a nationwide data service provider, which was subsequently acquired by BellSouth International, Inc. Mr. Persson holds a B.Sc. in Theoretical Physics and Mathematics from the University of Uppsala, Sweden.

Eric Schultz has served as one of our directors since August 2004. Mr. Schultz was a founding partner, and has served since 2002 as Senior Partner, of Quantia Partners, LLC, which provides capital and consulting to early-stage companies focused on mobile enterprise. Since 2003, Mr. Schultz also has served as Chairman and Chief Executive Officer of Quantia Communications, LLC, a convergent communications software provider. From 2000 to 2002, Mr. Schultz was the Chairman and Chief Executive Officer of Wireless Knowledge, a San Diego-based joint venture between Qualcomm and Microsoft. In 1989, Mr. Schultz founded the MESA Group, an e-mail/groupware migration provider, which he managed until its acquisition by Microsoft in 1998. From 1997 to 2000, Mr. Schultz was the Worldwide Director for Wireless Strategy and Sales and the Group Program Manager for Microsoft’s Enhanced Platform Product Unit. In 1986, Mr. Schultz founded Blossom Software, Inc., which developed Lotus 1-2-3 aftermarket products. Mr. Schultz holds a B.A. in Biology and Computer Science from Harvard College.

Seung Taik Yang, Ph.D. has served as one of our directors since August 2003. Dr. Yang is currently the President of Tongmyong University of Information Technology in Busan, South Korea. From 2001 to 2002, Dr. Yang served as the Minister of Information and Communications for the Republic of Korea. Prior to serving as the Minister of Information and Communications, Dr. Yang was a chair professor at Kwangwoon University and at the Information and Communications University. In 1998, Dr. Yang established the Information and Communications University and became its first President. Between 1992 and 1998, Dr. Yang was President of the Electronics and Telecommunications Research Institute, served as Commissioner of the Korean Communications Commission, and was a member of the Presidential Council for Science and Technology. From 1986 to 1992, Dr. Yang founded and was President of Korea Informatics Telesis, Inc. and Korea Telecomm International, both of which are telecommunication companies and subsidiaries of Korea Telecom. Dr. Yang holds a Ph.D. in Electrical Engineering from the Polytechnic Institute of Brooklyn, an M.S. in Electrical Engineering from Virginia Polytechnic Institute and a B.S. in Electrical Engineering from Seoul National University in South Korea.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee. Our board of directors may also establish in the future any other committees that it deems necessary or advisable.

Audit Committee.  The members of our audit committee are Harry Casari, Eric Schultz and Åke Persson, each of whom qualifies as an independent director under the current American Stock Exchange and SEC rules and regulations. Mr. Casari chairs the audit committee and qualifies as an “audit committee financial expert,” as contemplated by Item 401(e) of Regulation S-B. Our audit committee, among other things:

•	selects the independent auditors, considering independence and effectiveness;

•	discusses the scope and results of the audit with the independent auditors and reviews with management and the independent auditors our interim and year-end operating results;

•	considers the adequacy of our internal accounting controls and audit proceeds;

•	reviews and approves all audit and non-audit services to be performed by the independent auditors; and

•	administers the whistleblower policy.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work.

Compensation Committee.  The members of our compensation committee are Jai Bhagat, Eric Schultz and Åke Persson, each of whom qualifies as an independent director under the current American Stock Exchange and SEC rules and regulations. Mr. Schultz chairs the compensation committee. Our compensation committee, among other things:

•	reviews and approves performance goals and objectives for executive officers, and recommends to the board of directors the compensation level of the executive officers;

•	reviews and makes recommendations to our board of directors with respect to our equity incentive plans;

•	administers and makes grants under our 2004 Equity Incentive Plan; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee.  The members of our nominating and governance committee are Jai Bhagat, Harry Casari and Seung Taik Yang, each of whom qualifies as an independent director under the current American Stock Exchange and SEC rules and regulations. Mr. Bhagat chairs the nominating and governance committee. Our nominating and governance committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors;

•	evaluates the performance of our board of directors and of individual directors;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to the board concerning corporate governance matters.

Director Compensation

Until August 2004, our non-employee directors did not receive cash fees as compensation for their services. Beginning in August 2004, we began compensating our non-employee directors in the amount of $2,500 per calendar quarter. It has been our policy to reimburse our directors for their reasonable out-of-pocket expenditures.

Each non-employee director who joined our board prior to August 2004 was granted 30,000 restricted shares of our common stock when such director first joined our board. These grants vested as to one-third of the shares on the date of the first board meeting the director attended, and an additional one-third of the shares on each of the first and second anniversaries following the director’s first board meeting attended. Beginning in August 2004, new non-employee directors have been entitled to 45,000 restricted shares of our common stock on the date of the appointment or election of such director to the board or upon a later date of acceptance. One-third of these shares vest immediately, and an additional one-third of these shares will vest on each of the first and second anniversaries of the date of grant. In addition, on the third anniversary of joining the board and each subsequent anniversary, each then-serving non-employee director will receive a fully vested option to purchase 15,000 shares of common stock with an exercise price equal to the fair market value of the common stock on the date of grant and expiring ten years after the date of grant, subject to earlier termination as provided in the 2004 Equity Incentive Plan, but will vest as if they were granted on the date of the appointment or election of such director to the board or the later date of acceptance, if applicable. In November 2004, Mr. Bhagat, Dr. Yang and Mr. Hsieh each received an additional 15,000 restricted shares of common stock vesting immediately as to one-third of the shares and as to one-third of the shares on each of the first and second anniversaries of the date of each such director joined our board. These shares were issued upon the effective date of the approval of our stockholders of our 2004 Equity Incentive Plan in accordance with our policies adopted in August 2004. The restricted shares of common stock granted to each of our outside directors who joined our board in or after August 2004 were issued in November 2004 upon the effective date of the approval of our stockholders of our 2004 Equity Incentive Plan. See “Stock Incentive Plans—2004 Equity Incentive Plan” below. All of the shares so granted are being treated for vesting purposes as if they had been granted on the date each such director first joined our board.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table sets forth all compensation awarded to, earned by, or paid to our named executive officers during the fiscal years ended December 31, 2004, 2003 and 2002. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and the four other most highly compensated executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended December 31, 2004.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)(2)		Securities Underlying Options / Warrants
Mike H.P. Kwon Chairman and Chief Executive Officer	2004 2003 2002	$265,000 243,000 160,000	$	— 60,000 —		$17,778 15,709 10,666	— — 1,227,171

Satoru Yukie President and Chief Executive Officer (former)(1)	2004 2003 2002	$97,062 220,000 100,000	$	— 50,000 —	$	— — —	— — 1,294,367

David Morash President, Chief Operating Officer and Acting Chief Financial Officer	2004	178,000		—		9,000	500,000

Lixin Cheng Director and Executive Vice President	2004	$160,042		$64,500		$5,633	250,000

Jin Yong (Jason) Kim Executive Vice President	2004 2003 2002	$170,000 160,000 116,333	$	— 35,000 —		$8,171 6,127 —	150,000 — 234,215

Patrick Gray Vice President, Controller	2004	$103,278		$—		$—	100,000

(1)	Mr. Yukie resigned as our President and Chief Executive Officer effective May 7, 2004. Mr. Kwon was appointed our Chief Executive Officer and Mr. Morash was appointed our President in May 2004 following Mr. Yukie’s resignation.
(2)	Other annual compensation consists of an automobile allowance.

During 2004, we hired the following officers: David Morash, our President, Chief Operating Officer and Acting Chief Financial Officer, whose annual salary is $180,000, and is expected to increase to $260,000 upon completion of this offering; Lixin Cheng, our Executive Vice President, whose annual salary is $192,000; Patrick Gray, our Vice President, Controller, whose annual salary is $165,000; and Alireza Saifi, our Vice President, Finance, whose annual salary is $155,000. In addition, each of these individuals are eligible to receive a bonus each year in accordance with our bonus plan. These individuals, together with Mike H.P. Kwon, comprise our current executive officers.

Options and Warrants

The following table shows all stock options granted during fiscal year 2004 to the executive officers named in the Summary Compensation Table. These options were granted under our 2004 Equity Incentive Plan and the stock option plans established by our board of directors in March 2003 and September 2003. No stock appreciation rights were granted during the last fiscal year.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share	Expiration Date
					5%	10%
Mike H.P. Kwon	—	—	—	—	—	—
Satoru Yukie	—	—	—	—	—	—
David Morash	500,000	34.6%	$2.50	1/5/2014	$786,118	$1,992,178
Lixin Cheng	200,000	13.8	2.15	1/19/2014	270,425	685,309
Lixin Cheng	50,000	3.5	3.25	12/31/2014	102,195	258,983
Jin Yong (Jason) Kim	—	—	—	—	—	—
Patrick Gray	50,000	3.5	2.25	3/15/2014	70,751	179,296
Patrick Gray	50,000	3.5	3.25	12/31/2014	102,195	258,983

(1)	Each option vests in equal installments on a quarterly basis over a 36-month period. The exercise price of each option shown in the table was the fair market value on the date of grant, and all options have ten-year terms. Vesting for each option accelerates in the event of a change of control, including a merger, sale or liquidation.
(2)	In fiscal year 2004, we granted options to purchase a total of 1,446,000 shares to employees, directors and consultants under all of our stock option plans.
(3)	The potential realizable value is calculated based on the original option term and the assumption that the market value of the underlying stock increases at the stated values, compounded annually over the term of the option. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. These assumed rates of appreciation do not represent our estimate or projection of the appreciation of our common stock, and actual gains will depend on the future performance of our common stock.

The following table sets forth information concerning options exercised and unexercised warrants and options held by our executive officers as of December 31, 2004. None of the named executive officers exercised any options during the year ended December 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired or Exercised (#)	Value Realized ($)		Number of Securities Underlying Unexercised Options at 12/31/04		Value of Unexercised in the Money Options at 12/31/04(1)
Name				Exercisable	Unexercisable	Exercisable	Unexercisable
Mike H.P. Kwon	300,000	$1,152,000	(2)	1,521,486	26,125	$4,735,904	$69,231
Satoru Yukie	—	—		1,252,367	—	3,960,267	—
David Morash	83,333	33,333	(3)	41,667	375,000	31,250	281,250
Lixin Cheng	—	—		50,000	200,000	55,000	165,000
Jin Yong (Jason) Kim	—	—		516,822	16,625	1,560,225	44,056
Patrick Gray	—	—		12,500	87,500	12,500	37,500

(1)	Represents the difference between the $3.25 closing selling price of our common stock on December 31, 2004 and the exercise price(s) of the named executive officer’s options.
(2)	Represents the difference between the $4.10 per share closing price on October 21, 2004, the date of exercise and the exercise price of the option, $0.26 per share.
(3)	Represents the difference between the $2.90 per share closing price on July 26, 2004, the date of exercise and the exercise price of the option, $2.50 per share.

Employment Contracts, Termination of Employment Arrangements and Change of Control Agreements

Mike H.P. Kwon.  In November 2004, we entered into an employment agreement with Mike H.P. Kwon under which Mr. Kwon is employed as our Chief Executive Officer. The agreement provides for a base salary of $265,000, which will increase to $310,000 upon the completion of this offering, and for Mr. Kwon to be eligible for an annual performance bonus under the terms of our incentive compensation plans that may be adopted from time to time. Mr. Kwon is also entitled to a vehicle allowance of $1,490 per month, and we are obligated to obtain and maintain one or more life insurance policies for Mr. Kwon, payable to his designated beneficiaries, with an aggregate death benefit of $5.0 million. The agreement also includes a termination provision stating that if we terminate Mr. Kwon’s employment without cause, or if Mr. Kwon terminates his employment for good reason, we will be obligated to pay to Mr. Kwon a severance benefit equivalent to 18 months base salary in one lump-sum payment, and all of his outstanding stock options and any other equity awards we may grant to him in the future will immediately vest in full. The agreement also provides that Mr. Kwon will be included on the recommended slate of directors nominated for election at our annual stockholder meetings so long as Mr. Kwon serves as our Chief Executive Officer.

David Morash.  In November 2004, we entered into an employment agreement with David Morash under which Mr. Morash will be employed as our President and Chief Operating Officer. The agreement provides for a base salary of $180,000, which will increase to $260,000 upon the completion of this offering, and for Mr. Morash to be eligible for an annual performance bonus under the terms of our incentive compensation plans that may be adopted from time to time. Mr. Morash is also entitled to a vehicle allowance of $1,000 per month, and we are obligated to obtain and maintain one or more life insurance policies for Mr. Morash, payable to his designated beneficiaries, with an aggregate death benefit of $5.0 million. The agreement also includes a termination provision stating that if we terminate Mr. Morash’s employment without cause, or if Mr. Morash terminates his employment for good reason, we will be obligated to pay to Mr. Morash a severance benefit equivalent to 18 months base salary in one lump-sum payment, and all of his outstanding stock options and any other equity awards we may grant to him in the future will immediately vest in full. The agreement also provides that Mr. Morash will be included on the recommended slate of directors nominated for election at our annual stockholder meeting so long as Mr. Morash serves as our President and Chief Operating Officer.

Lixin Cheng.  We entered into a letter agreement, dated as of December 22, 2003, with Mr. Cheng under which Mr. Cheng became our Executive Vice President beginning in January 2004. The letter agreement provides for a base salary of $167,000, the grant of 30,000 shares of our common stock and the grant of an option to purchase 200,000 shares of our common stock. In December 2004, the compensation committee voted to increase Mr. Cheng’s current annual base salary to $192,000 as of January 1, 2005, and the committee granted to Mr. Cheng an additional option to purchase 50,000 shares of our common stock. Mr. Cheng’s employment is terminable at-will by us or by Mr. Cheng for any reason, with or without notice.

Patrick Gray.  We entered into a letter agreement, dated as of February 11, 2004, with Mr. Gray under which Mr. Gray is employed as Vice President, Controller. The letter agreement provides for a base salary of $130,000 and the grant of an option to purchase 50,000 shares of our common stock. In December 2004, the compensation committee voted to increase Mr. Gray’s current annual base salary to $165,000 as of January 1, 2005, and the committee granted to Mr. Gray an additional option to purchase 50,000 shares of our common stock. Mr. Gray’s employment is terminable at-will by us or by Mr. Gray for any reason, with or without notice.

Alireza Saifi.  We entered into a letter agreement, dated as of July 8, 2004, with Mr. Saifi under which Mr. Saifi is employed as our Vice President, Finance. The letter agreement provides for a base salary of $155,000 and the grant of an option to purchase 150,000 shares of our common stock. Mr. Saifi’s employment is terminable at-will by us or by Mr. Saifi for any reason, with or without notice.

Incentive Bonus Plan

Our board of directors adopted and approved the Incentive Bonus Plan for Employees of Axesstel, Inc. in August 2004, which we refer to as our Incentive Bonus Plan. Under the Incentive Bonus Plan, all of our employees who work for us for at least 180 consecutive days and are employed as of the date of the bonus payout will be eligible for a yearly cash bonus. For each fiscal year, a bonus pool will be determined by our compensation committee using a formula pre-approved by our board of directors. For 2004, the bonus pool will be determined based upon a net adjusted earnings target to be determined by the board in its discretion. If the target is not met, the bonus pool will be zero. If the target is met, the bonus pool will be 20% of the first $2.0 million of net adjusted earnings and 25% of any excess net adjusted earnings.

The total bonus pool will be divided on a percentage basis among levels of eligible employees, and each level will be assigned a pre-set percentage of the total bonus pool. The three levels established under the plan for 2004, and the percentages of the bonus pool assigned to each level are as follows: (1) 45% for executive, (2) 30% for middle management and corporate staff, and (3) 25% for engineering and research and development. Each year after 2004, the compensation committee will establish the pre-set level percentages in its discretion. The compensation committee will determine individual payments for the executive level, and management will determine individual payments for all other eligible employees.

Stock Incentive Plans

As of December 31, 2004, we had an aggregate of 1,472,607 shares of common stock available for issuance under our stock incentive plans. In addition, we assumed stock options and compensatory stock warrants exercisable for an aggregate of 4,382,565 shares in connection with our acquisition of Axesstel California, 4,082,565 of which were outstanding as of December 31, 2004. The following is a description of our plans.

Equity Incentive Plan

The 2004 Equity Incentive Plan, which we refer to as our 2004 Equity Plan, was adopted by our board of directors in September 2004 and by our stockholders in November 2004. As of December 31, 2004, 180,000 restricted shares of common stock and options to purchase 374,000 shares of our common stock have been granted pursuant to the 2004 Equity Plan.

Share Reserve.  Under the 2004 Equity Plan, we have initially reserved for issuance an aggregate of 4,093,842 shares. The Prior Plans discussed below will no longer be available for new grants, and the initial share reserve under the 2004 Equity Plan will adjust downward to the extent that shares are issued upon exercise of options under the Prior Plans. Subject to a maximum of 11,593,842 shares that can be subject to the 2004 Equity Plan in the aggregate, the number of shares subject to the 2004 Equity Plan will increase each year by the least of:

•	three percent of our then outstanding shares;

•	750,000 shares; or

•	a number of shares determined by our board of directors.

Administration.  The 2004 Equity Plan may be administered by the board or a committee of the board. In the case of awards intended to qualify as “performance-based-compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, or the Code, the committee will consist of two or more outside directors within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the power to implement an award transfer program, whereby awards may be transferred to a financial institution or other person or entity selected by the administrator, and an exchange program whereby outstanding awards are surrendered or cancelled in exchange for awards of the same type, which may have lower exercise prices and different terms. Our board has delegated administration of the 2004 Equity Plan to our compensation committee.

Eligibility.  Awards under the 2004 Equity Plan may be granted to any of our employees, directors or consultants or those of our affiliates.

Options.  With respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and incentive stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price for any incentive stock option granted to any employee owning more than 10% of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant. The term of any stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term for incentive stock options must not exceed five years.

Stock Awards.  The administrator may determine the number of shares to be granted and impose whatever conditions to vesting it determines to be appropriate, including performance criteria. The criteria may be based on financial performance, personal performance evaluations and/or completion of service by the participant. The administrator will determine the level of achievement of performance criteria. Unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the participant’s service with us for any reason, including death or disability.

Stock Appreciation Rights  We may pay the appreciation either in cash, shares of our common stock with equivalent value, other property or some combination of the foregoing, as determined by the administrator.

Cash Awards.  The administrator will establish the performance criteria and level of achievement versus these criteria, which will determine the target and the minimum and maximum amount payable under a cash award. The criteria may be based on financial performance and/or personal performance evaluations.

Adjustments upon Merger or Change in Control.  The 2004 Equity Plan provides that in the event of a merger with or into another corporation or a “change in control,” including the sale of all or substantially all of our assets, and certain other events, our board (or a committee of the board) may, in its discretion, provide for some or all of:

•	assumption or substitution of, or adjustment to, each outstanding award;

•	acceleration of the vesting of options and stock appreciation rights;

•	termination of any restrictions on stock awards or cash awards; or

•	cancellation of awards in exchange for a cash payment to the participant.

Amendment and Termination.  The administrator has the authority to amend, alter or discontinue the 2004 Equity Plan, subject to the approval of the stockholders, but no amendment will impair the rights of any award, unless mutually agreed to between the participant and the administrator.

Other Plans

Prior Plans

Prior to the adoption of the 2004 Equity Plan, our board adopted three stock option plans reserving a total of 2,893,842 shares, which we refer to as the Prior Plans. The Prior Plans were adopted on September 16, 2002 (911,671 shares), March 5, 2003 (982,171 shares) and September 29, 2003 (1,000,000 shares). Options with respect to 2,010,902 shares are outstanding under the Prior Plans as of December 31, 2004. Options under the Prior Plans with respect to 120,142 shares that are held by our selling stockholders will be exercised in connection with the completion of this offering. Each of these plans provides for the issuance of non-statutory stock options to our employees, directors and consultants, with an exercise price equal to the fair market value of our common stock on the date of grant. All options granted under the Prior Plans vest quarterly over three years. Our board delegated authority to grant options under the Prior Plans to a special stock option committee consisting of one director, Mike H.P. Kwon. Mr. Kwon did not however have authority to grant options to himself. In late 2002 and early 2003, the stock option committee issued options for 164,000 shares to certain employees at a price below fair market value to satisfy promises made to such employees. These grants were subsequently ratified by the full board of directors. No additional options may be granted under the Prior Plans.

Assumed Options and Warrants

In connection with our acquisition of Axesstel California, we assumed stock options and warrants granted to employees, directors and consultants for an aggregate of 4,382,565 shares. As of December 31, 2004, 4,082,565 of these options and warrants remain outstanding, but options and warrants with respect to 2,610,695 shares that are held by our selling stockholders will be exercised in connection with the completion of this offering. The board of directors determined to accelerate the vesting of all outstanding options upon our assumption of those options.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by Section 78.7502 of the Nevada Revised Statutes, which we refer to as the NRS, our articles of incorporation provide that we must indemnify each person who is or was or who had agreed to become one of our directors or officers to the full extent permitted by the NRS or any other applicable laws. Consequently, our directors and officers generally will not be personally liable to us or our stockholders for monetary damages unless:

•	the director’s or officer’s act or failure to act constitutes a breach of his fiduciary duties as a director or officer, and his breach of those duties involves intentional misconduct, fraud or a knowing violation of law; or

•	the director or officer does not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his conduct was unlawful.

Our articles of incorporation also provide that no amendment or repeal of the articles of incorporation will apply to or have any effect on the right to indemnification for acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

Our bylaws provide that we must indemnify to the fullest extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s legal representative was or is one of our (or any of our predecessors) directors or officers or serves or served any other enterprise as a director or officer at our or our predecessor’s request. Our bylaws also provide that we must pay the expenses that any of our officers or directors incur in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to indemnification by us. Our bylaws also provide that we may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such articles of incorporation.

We have entered into and expect to continue to enter into indemnification agreements with certain of our directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that we will maintain directors’ and officers’ liability insurance in reasonable amounts from established insurers, subject to certain limitations. The indemnification agreements also provide for partial indemnification for a portion of expenses incurred by a director or officer even if the director or officer is not entitled to indemnification for the total amount. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We currently maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of our company or is or was serving at our request as a director, officer, employee or agent of another entity regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Wistron NeWeb Corporation

We use Wistron NeWeb Corporation exclusively as our contract manufacturer. During 2004, we received $52.5 million of product from WNC. During this period, we paid $38.9 million to WNC, and the amount payable at December 31, 2004 was $13.6 million. As of December 31, 2004, WNC owned 4.4% of our outstanding common stock. In addition, Mr. Haydn Hsieh, one of our directors, is also the President and Chief Executive Officer of WNC. In October 2004, WNC sold 500,000 shares of common stock to private equity funds managed by ComVentures.

Relationship with our Prior Independent Auditor

Kenny H. Lee CPA Group, Inc., which we refer to as Kenny Lee Group, acted as our independent auditor for the fiscal years ended December 31, 2001 and 2002 and from January 1, 2003 through November 3, 2003. In December 2002, our board extended an invitation to Kenny H. Lee, the Chief Executive Officer and Managing Director of Kenny Lee Group, to serve on our board. Mr. Lee declined such invitation. Mr. Lee then accepted a renewed invitation to join our board in June 2003 and served on our board from August 2003 until March 2004, during which time he also served as the chair of our audit committee. Kenny Lee Group completed its work with respect to our quarter ended June 30, 2003 shortly before Mr. Lee was formally appointed to the board. We dismissed Kenny Lee Group as our independent auditor effective as of November 3, 2003. In August 2003, we also issued 30,000 restricted shares of common stock to Mr. Lee in consideration of his services on the board, of which 10,000 shares vested in September 2003 and the remaining 20,000 shares have been cancelled as of August 31, 2004. Mr. Lee voluntarily resigned from our board in March 2004. We repurchased the 10,000 shares of our common stock owned by Mr. Lee at their fair market value of $3.15 per share on September 21, 2004, shortly before Kenny Lee Group commenced its audit work in connection with the restatement of our financial statements for the years ended December 31, 2003 and 2002, and his work in connection with this offering. During the period from January 1, 2003 to December 31, 2003, Kenny Lee Group billed us for $22,060 in audit fees and $5,000 in tax fees. During the period from January 1, 2004 to December 31, 2004, we paid Kenny Lee Group $21,500 in audit fees.

Relationship with ComVentures

In October 2004, we sold 833,334 shares of our common stock to ComVentures at a purchase price of $3.60 per share and, together with concurrent purchases by ComVentures of an additional 1,200,000 shares from existing stockholders, ComVentures became the beneficial owner of approximately 20% of our common stock at that time. In February 2005, we sold 270,271 shares of our common stock to ComVentures at a purchase price of $3.70 per share, which resulted in cash proceeds of $1.0 million. ComVentures has also indicated an interest on behalf of its affiliates in purchasing 500,000 shares of our common stock at the public offering price concurrent with the closing of this offering. After this offering, ComVentures will beneficially own approximately 2,803,605 shares of our common stock, or 14% of our outstanding common stock. If the underwriters exercise their over-allotment option in full, ComVentures will beneficially own approximately 13% of our outstanding common stock after this offering. As of February 2, 2005, affiliates of ComVentures beneficially owned 2,033,334 shares of our common stock, or 17% of our outstanding common stock.

Relationship with Qualcomm Incorporated

In November 2000, we entered into a license agreement with Qualcomm to manufacture and sell certain products incorporating Qualcomm’s CDMA technology. For the year ended December 31, 2004, we paid $3.2 million and owed an additional $1.6 million for software purchases, fees and royalties to Qualcomm. These payments do not include the Qualcomm chipsets purchased directly from our contract manufacturer, estimated at $12.8 million for 2004.

On February 8, 2005, we amended this agreement to expand the scope of the license to allow us to make, use and sell certain mobile CDMA-based products in addition to the fixed wireless CDMA-based products we currently offer. This amendment eliminates the risk that CDMA-based products we have developed or offered since November 14, 2000, and CDMA-based products that we are currently developing or offering, are not covered by the license agreement. In consideration of our rights under the amendment, we agreed to pay Qualcomm license fees of $2.5 million, in addition to those already paid under the license agreement. These additional license fees are payable in installments and are anticipated to be capitalized and amortized over the estimated life of the license. We expect that these additional license fees will have minimal impact to our cash flow and operations.

As of December 31, 2004, Qualcomm owned approximately 5.4% of our outstanding common stock.

Agreements with Officers and Directors

We have entered and expect to continue to enter into indemnification agreements with our directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. See “Management—Limitation of Liability and Indemnification of Directors and Officers.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of February 2, 2005 by:

•	each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our current directors and executive officers;

•	all of our current executive officers and directors as a group; and

•	each selling stockholder.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership is based on 12,318,176 shares outstanding on February 2, 2005 and 20,019,284 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of February 2, 2005 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The share numbers and percentages listed in the “Shares of Common Stock Beneficially Owned After Offering” columns include 270,271 shares that we issued to ComVentures on February 15, 2005 pursuant to an agreement dated February 2, 2005, and 500,000 shares which ComVentures has indicated an interest in purchasing concurrently with the closing of this offering, and assume that the underwriters do not exercise their over-allotment option to purchase up to 1,268,332 additional shares.

Name and Address(1)	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares of Common Stock to be Sold in the Offering	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percent		Number	Percent
5% or Greater Stockholders:
Entities affiliated with ComVentures(2) 305 Lytton Avenue Palo Alto, CA 94301	2,033,334	16.5%	—	2,803,605	14.0%
Entities affiliated with Nikko Antfactory K.K.(3) Tokio Marine Building, 5th Floor Shinkan 1-2-1, Marunochi Chiyoda-ku, Tokyo 100-0005 Japan	916,752	7.4	916,752	—	*

Name and Address(1)	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares of Common Stock to be Sold in the Offering	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Directors and Executive Officers:
Mike H.P. Kwon(4)	4,280,164	31.5%	701,973	3,578,191	17.4%
Satoru Yukie(5)	1,252,367	9.2	1,252,367	—	*
David Morash(6)	176,667	1.4	—	176,667	*
Lixin Cheng(7)	96,667	*	—	96,667	*
Jin Yong (Jason) Kim(8)	625,245	5.1	40,000	585,245	2.9
Patrick Gray(9)	16,667	*	—	16,667	*
Jai Bhagat(10)	45,000	*	—	45,000	*
Harry Casari(10)	48,000	*	—	48,000	*
Haydn Hsieh(11)	645,000	5.2	—	645,000	3.2
Eric Schultz(10)	45,000	*	—	45,000	*
Seung Taik Yang(10)	45,000	*	—	45,000	*
Åke Persson(10)	45,000	*	—	45,000	*
All current directors and executive officers as a group (11 persons)(12)	5,490,165	39.6	701,973	4,788,192	22.9

Additional Selling Stockholders:
Guardtec, Inc. 9F. E-space B/D, 212-26 Guro-dong, Guro-gu Seoul, Korea 152-050	233,645	1.9	233,645	—	*
John Chough(13)	267,282	2.1	267,282	—	*
Craig Hagopian(14)	166,295	1.3	151,295	15,000	*
Bobby Cha(15)	170,356	1.4	150,000	20,356	*
Qun (Chuck) Ai(16)	167,691	1.4	167,691	—	*
Peter Waldo(15)	106,013	*	106,013	—	*
Bong Soo Kim(15)	30,000	*	12,000	18,000	*
Yong Kyo Lee(15)	94,277	*	50,000	44,277	*
Bong Keun Kim	302,591	2.5	151,295	151,296	*
Newport Capital Consultants, Inc.(17) 16 Carmel Woods Laguna Niguel, CA 92677	150,000	1.2	50,000	100,000	*
The Search for Value Inc.(18)	150,000	1.2	50,000	100,000	*
Simon Yi(19)	100,000	*	30,000	70,000	*
Robert Lear	12,500	*	12,500	—	*
Yutaka Sato	15,000	*	15,000	—	*
Abitech Japan Corporation(20) Shinkoh Bldg. 6F.3-6-8 Kanda Ogawacho Chiyoda-ku. Tokyo 101-0052 Japan	25,000	*	25,000	—	*
Universal Bank 3455 Nogales St., 2nd Floor West Covina, CA 91792	32,828	*	32,828	—	*
Yeong Jee Chung(15)	18,155	*	18,155	—	*
Kazuhiko Shirai(15)	16,667	*	16,667	—	*
Jin Sik Min(15)	5,085	*	5,085	—	*

*	Represents beneficial ownership of less than 1%.

(1)	Except as otherwise indicated, the address for each beneficial owner is c/o Axesstel, Inc., 6815 Flanders Drive, Suite 210, San Diego, California 92121.
(2)	As of February 2, 2005, includes 1,907,279 shares held by ComVentures V, L.P.; 118,251 shares held by ComVentures V-B CEO Fund, L.P.; and 7,804 shares held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. Affiliates of ComVentures purchased 270,271 shares on February 15, 2005, and have indicated an interest to purchase an additional 500,000 shares concurrently with the closing of this offering, all of which shares are included in the computation of share numbers and percentages listed in the “Shares of Common Stock Beneficially Owned After Offering.”
(3)	Includes 408,376 shares, and 50,000 shares subject to warrants exercisable within 60 days of February 2, 2005, held by NC No. 7 Investment Enterprise Partnership; and 408,376 shares and 50,000 shares subject to warrants exercisable within 60 days of February 2, 2005, held by NC No. 8 Investment Enterprise Partnership. Nikko Antfactory K.K. is the executive partner of both NC No. 7 Investment Enterprise Partnership and NC No. 8 Investment Enterprise Partnership. Kazunori Ozaki is the Chief Executive Officer of Nikko Antfactory K.K., and exercises voting and investment control over these securities.
(4)	Shares of common stock beneficially owned prior to the offering include 1,257,430 shares subject to options and warrants exercisable within 60 days of February 2, 2005. Mr. Kwon is our Chairman and Chief Executive Officer.
(5)	Shares of common stock beneficially owned prior to the offering represent 1,252,367 shares subject to options and warrants exercisable within 60 days of February 2, 2005. Mr. Yukie formerly served as our President, Chief Executive Officer and a director.
(6)	Shares of common stock beneficially owned prior to the offering include 83,334 shares subject to options exercisable within 60 days of February 2, 2005 and 10,000 shares held by a family trust of which Mr. Morash is the trustee. Mr. Morash is our President, Chief Operating Officer, Acting Chief Financial Officer and a director.
(7)	Shares of common stock beneficially owned prior to the offering include 66,667 shares subject to options exercisable within 60 days of February 2, 2005. Mr. Cheng serves as our Executive Vice President, President of Fixed Wireless Group and a director.
(8)	Shares of common stock beneficially owned prior to the offering include 55,417 shares subject to options exercisable within 60 days of February 2, 2005. Mr. Kim serves as our Executive Vice President, New Business Development.
(9)	Shares of common stock beneficially owned prior to the offering include 16,667 shares subject to options exercisable within 60 days of February 2, 2005. Mr. Gray serves as our Vice President, Controller.
(10)	Shares of common stock beneficially owned prior to the offering include 30,000 shares subject to repurchase within 60 days of February 2, 2005, for each of Mr. Bhagat, Mr. Casari, Mr. Schultz and Dr. Yang, who are directors of our company.
(11)	Includes 500,000 shares held by Wistron NeWeb Corporation (WNC), 100,000 shares subject to a warrant held by WNC that is exercisable within 60 days of February 2, 2005, and 45,000 shares held by Mr. Hsieh. Mr. Hsieh is the President and Chief Executive Officer of WNC and one of our directors.
(12)	Shares of common stock beneficially owned prior to the offering include, in the aggregate, 1,549,098 shares subject to options and warrants exercisable within 60 days of February 2, 2005. The aggregate number of shares of common stock beneficially owned by all current directors and executive officers (i) excludes the shares beneficially owned by Satoru Yukie and Jin Yong (Jason) Kim and (ii) includes the shares beneficially owned by Alireza Saifi, the Vice President, Finance.
(13)	Shares of common stock beneficially owned prior to the offering include 267,282 shares subject to options exercisable within 60 days of February 2, 2005. Mr. Chough formerly served as our Chief Financial Officer.
(14)	Shares of common stock beneficially owned prior to the offering include 166,295 shares subject to options exercisable within 60 days of February 2, 2005. Mr. Hagopian formerly served as our Chief Marketing Officer.
(15)	The selling stockholder is a former employee. Shares of common stock beneficially owned prior to the offering represent shares subject to options exercisable within 60 days of February 2, 2005.
(16)	The selling stockholder is a former employee.

(17)	Includes 150,000 shares subject to warrants exercisable within 60 days of February 2, 2005. Newport Capital Consultants, Inc., served as an investor relations consultant to us during 2002 and 2003. Gary E. Bryant, the President of Newport Capital Consultants, Inc., exercises voting and investment control over these securities.
(18)	Includes 150,000 shares subject to warrants exercisable within 60 days of February 2, 2005. The Search for Value Inc. served as an investor relations consultant to us during 2002 and 2003. Al Kau, the President of The Search for Value Inc., exercises voting and investment control over these securities.
(19)	Shares of common stock beneficially owned prior to the offering represent 33,333 shares subject to repurchase within 60 days of February 2, 2005. Mr. Yi serves as our Chief Technology Officer.
(20)	Zenji Watanabe, the President and Chief Executive Officer of Abitech Japan, exercises voting and investment control over these securities.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and related provisions of our articles of incorporation and our bylaws, as will be in effect upon the closing of this offering. This summary is not complete. For more detailed information, please see our articles of incorporation, bylaws and registration rights agreements, which are filed as exhibits or incorporated by reference to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to 50,000,000 shares of common stock. As of February 2, 2005, there were 12,318,176 shares of common stock issued and outstanding. Each holder of issued and outstanding shares of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of our common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of our common stock will have the ability to elect all of our directors.

Holders of our common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of our common stock.

Common Stock Outstanding at Consummation of Offering

Upon the consummation of this offering, there will be 20,019,284 shares of common stock issued and outstanding.

Options to Purchase Common Stock

The following table describes the options to purchase shares of our common stock that are outstanding as of February 2, 2005, and that will be outstanding immediately following the offering:

Description	Total Number of Shares Underlying Options Before this Offering	Weighted Average Exercise Price Per Share Before This Offering	Total Number of Shares Underlying Options After This Offering	Weighted Average Exercise Price Per Share After This Offering
2001 Stock Option Plan(1)	1,009,817	$0.21	311,462	$0.20
September 2002 Plan(2)	845,151	1.19	725,009	1.26
March 2003 Plan(2)	723,751	2.15	723,751	2.15
September 2003 Plan(2)	442,000	2.54	442,000	2.54
2004 Equity Incentive Plan(3)	347,000	3.49	347,000	3.49

Total	3,367,719	$1.52	2,549,222	$1.91

(1)	We assumed all the options granted under the 2001 Stock Option Plan of Axesstel, Inc., a California corporation (Axesstel California), in connection with our acquisition of Axesstel California in August 2002. All options granted under the 2001 Stock Option Plan vested in full upon the acquisition and are generally exercisable for a period of ten years following the date of grant, subject to the satisfaction of certain conditions. The 2001 Stock Option Plan provided for the issuance of incentive and non-statutory stock options to the employees, directors and consultants of Axesstel California. Options with respect to 1,009,817 shares are outstanding under the 2001 Stock Option Plan as of February 2, 2005. Options under the 2001 Stock Option Plan with respect to 698,355 shares that are held by our selling stockholders will be exercised in connection with the completion of this offering.

(2)	Our board of directors adopted three stock option plans reserving a total of 2,893,842 shares of our common stock. We refer to these plans as the Prior Plans. The Prior Plans were adopted on September 16, 2002 (911,671 shares), March 5, 2003 (982,171 shares) and September 29, 2003 (1,000,000 shares). Options with respect to 2,010,902 shares are outstanding under the Prior Plans as of February 2, 2005. Options under the Prior Plans with respect to 120,142 shares that are held by our selling stockholders will be exercised in connection with the completion of this offering. Each of the Prior Plans provides for the issuance of non-statutory stock options to our employees, directors and consultants, with an exercise price equal to the fair market value of our common stock on the date of grant. All options granted under the Prior Plans vest quarterly over three years and are exercisable for a period of ten years following the date of grant, subject to the satisfaction of certain conditions. The Prior Plans are no longer available for new grants.
(3)	The 2004 Equity Incentive Plan was adopted by our board of directors in September 2004 and by our stockholders in November 2004. Options with respect to 347,000 shares are outstanding under the 2004 Equity Incentive Plan as of February 2, 2005 pursuant to the 2004 Equity Plan. No options under the 2004 Equity Incentive Plan will be executed in connection with the completion of this offering. For more information about the 2004 Equity Incentive Plan, see “Management—Stock Incentive Plans.”

All the shares of common stock underlying the options are subject to lock-up agreements for a period to that is not to exceed 180 days following the date of effectiveness of this registration statement. The options also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the options in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Warrants to Purchase Common Stock

The following table describes the warrants to purchase shares of our common stock that are outstanding as of February 2, 2005, and that will be outstanding immediately following the offering:

Warrantholder	Number of Shares Underlying Warrants Before this Offering	Weighted Average Exercise Price Per Share Before This Offering	Number of Shares Underlying Warrants After This Offering	Weighted Average Exercise Price Per Share After This Offering	Expiration Date
Mike H.P. Kwon	1,122,671	$0.07	420,698	$0.07	5/1/2012
Satoru Yukie	1,210,367	0.07	—	—	(1)
Laurus Master Fund, Ltd.	133,334	3.53	133,334	3.53	(2)
Investors in January 2004 common stock and warrant financing	272,000	2.00	172,000	2.00	7/13/2005
Other (consultants, advisors, finders)	383,290	2.32	283,290	2.93	(3)

Total	3,121,662	$0.66	1,009,322	$1.66	—

(1)	These warrants will no longer be exercisable after the third month following the filing by us of a registration statement on Form S-8.
(2)	Of the warrants with respect to 133,334 shares of our common stock held by Laurus Master Fund, Ltd.: warrants to purchase 50,000 shares have an exercise price of $3.31 per share and are exercisable until March 11, 2011; warrants to purchase 16,000 shares have an exercise price of $3.31 per share and are exercisable until August 18, 2011; warrants to purchase 25,000 shares have an exercise price of $3.59 per share and are exercisable until March 11, 2011; warrants to purchase 8,000 shares have an exercise price of $3.59 per share and are exercisable until August 18, 2004; warrants to purchase 25,000 shares have an exercise price of $3.88 per share and are exercisable until March 11, 2004; and warrants to purchase 9,334 shares have an exercise price of $3.88 per share and are exercisable until August 18, 2004.

(3)	Of the warrants with respect to 383,290 shares of our common stock issued to certain of our consultants, advisors and finders: warrants to purchase 100,000 shares have an exercise price of $0.60 per share and are exercisable until September 1, 2007; warrants to purchase 20,000 shares have an exercise price of $3.50 per share and are exercisable until July 9, 2008; warrants to purchase 200,000 shares have an exercise price of $2.80 per share and are exercisable until October 1, 2008; warrants to purchase 47,468 shares have an exercise price of $3.16 per share and are exercisable until March 11, 2009; and warrants to purchase 15,822 shares have an exercise price of $3.16 per share and are exercisable until August 19, 2009.

Certain of the warrants have net exercise provisions under which their respective holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

All of the shares of common stock underlying the warrants, except warrants to purchase 183,142 shares and warrants to purchase 2,012,340 shares to be sold in the offering, will be subject to 90 day lock-up agreements with the underwriters.

Promissory Notes

In March 2004 and August 2004, we sold a $3.0 million secured convertible term note and a $1.0 million secured convertible term note, respectively, to Laurus Master Fund Ltd., an accredited investor. Laurus may at any time convert the outstanding principal and accrued interest due under each note into shares of our common stock at a conversion price of $3.16 per share, provided that in no event may Laurus convert such amount if the conversion would result in Laurus beneficially owning in excess of 4.99% of our common stock. Interest accrues on each note at a rate of 3% above prime, subject to certain adjustments, and in no event will the interest rate on any note be lower than 7% or greater than 10%. Under certain circumstances, we have the ability to repay the amounts due under each note by issuing to Laurus a number of shares of common stock equal to the amount of the payment due divided by $3.16. Under certain circumstances, we also have the ability to convert all or a portion of the outstanding principal and accrued interest due under each note into shares of common stock at a conversion price of $3.16 per share.

The per share price and the number and kind of shares or other securities to be issued upon conversion of each note is subject to adjustment if we (i) issue additional shares of our common stock as a dividend or other distribution on outstanding common stock, (ii) subdivide our outstanding shares of common stock into a larger number of shares of common stock, or (iii) combine our outstanding shares of common stock into a smaller number of shares of common stock. The per share price is also subject to adjustment in connection with certain issuances of our common stock or securities convertible into shares of our common stock at an effective per share price that is less than $3.16.

Registration Rights

We have registered for resale an aggregate of 4,899,462 shares of our common stock on a Form S-3 Registration Statement (File No. 333-115168) on behalf of certain selling stockholders in satisfaction of registration rights held by these stockholders. The following is a summary of outstanding registration rights that have not yet been satisfied:

Mandatory Registration Rights.  In August 2004, we issued a convertible note and a warrant to purchase shares of our common stock to Laurus Master Fund, Ltd. Pursuant to an agreement with Laurus, we were required to register the shares of common stock underlying the convertible note and the warrant for resale by Laurus within 45 days after August 18, 2004. The registration statement filed in satisfaction of this requirement must then be declared effective by the Securities and Exchange Commission within 90 days after August 18, 2004. As a result of our failure to file this registration statement by October 2, 2004, we are obligated to pay to Laurus $10,000 as liquidated damages for each subsequent 30-day period in which the required registration statement is not effective, pro-rated for partial periods. In October 2004, we sold 833,334 shares of our common stock to ComVentures. On February 15, 2005, we sold an additional 270,271 shares of common stock to ComVentures. In connection with these transactions, we entered into two stock purchase agreements with ComVentures that require us to file a registration statement on or before March 31, 2005 for the shares issued in these transactions and certain other restricted securities held by ComVentures, including any shares that ComVentures may purchase concurrently with this offering.

Piggyback Registration Rights.  If we register any of our securities for public sale, we are obligated to register, subject to specified exceptions, an aggregate of 167,691 shares of common stock and an aggregate of 135,822 shares of common stock issuable upon the exercise of warrants. In general, the underwriters of any underwritten offering have the right to limit the number of shares registered by these security holders for marketing reasons. We must pay all expenses, with some exceptions including underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

Anti-Takeover Provisions

Our articles of incorporation and bylaws contain provisions that may make it less likely that our management would be changed, or someone would acquire voting control of us, without the consent of our board of directors. These provisions include:

•	our board of directors may fill vacancies on the board of directors;

•	our stockholders are permitted to remove members of our board of directors only upon the vote of at least two-thirds of the outstanding shares of stock entitled to vote at a meeting called for such purpose or by written consent;

•	stockholder proposals and nominations for directors to be brought before an annual meeting of our stockholders must comply with advance notice procedures, which require that all such proposals and nominations be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year;

•	our bylaws provide that a special meeting of stockholders may be called only by our president, secretary, board of directors or the holders of a majority of our outstanding stock entitled to vote at a meeting called for such purpose or by a written consent; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

These provisions are intended to enhance the continuity and stability in the composition of our board of directors and management and in the policies formulated by them. However, these provisions may delay, deter or prevent tender offers or takeover attempts that our stockholders may believe are in their best interests, including tender offers or takeover attempts that might allow our stockholders to receive a premium over the market price of our common stock.

In addition, Sections 78.411 to 78.444 of the Nevada Revised Statutes, inclusive, subject to certain exceptions, restrict the ability of a resident domestic corporation to engage in any combination with an interested stockholder for three years after the interested stockholder’s date of acquiring the shares that cause such stockholder to become an interested stockholder unless the combination or the purchase of shares by the interested stockholder on the interested stockholder’s date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets various fair price criteria. For purposes of the foregoing provisions, “resident domestic corporation” means a Nevada corporation that has 200 or more stockholders and “interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

•	an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of the resident domestic corporation.

Provisions of the Nevada Revised Statutes provide that a person acquiring a controlling interest in an issuing corporation, and those acting in association with such person, obtain only such voting rights in the control shares as are conferred by stockholders (excluding such acquiring and associated persons) holding a majority of the voting power of the issuing corporation. For purposes of the provisions, “issuing corporation” means a corporation organized in Nevada which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada on the corporation’s stock ledger, and does business in Nevada directly or through an affiliate, and “controlling interest” means the ownership of outstanding voting shares enabling the acquiring person to exercise (either directly or in association with others) one-fifth or more but less than one-third, one-third but less than a majority, or a majority or more of the voting power of the issuing corporation in the election of directors. Accordingly, the provisions could require multiple votes with respect to voting rights in share acquisitions effected in separate stages.

The above provisions do not apply to an acquisition of a controlling interest if the articles of incorporation or bylaws of the issuing corporation in effect on the tenth day following the acquisition of such controlling interest provide either specifically or generally that the provisions do not apply to such acquisitions. The provisions are also inapplicable to shares acquired pursuant to a statutory merger effected pursuant to Nevada law or by operation of law such as inheritance or the enforcement of a judgment or security interest. Depending on the issuing corporation’s articles and bylaws in effect on the tenth day following the applicable controlling interest acquisition, the issuing corporation may have rights to redeem the shares so acquired, and its stockholders may have dissenters’ rights with respect to the approval of voting rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer On-Line, which is located at 317 Southwest Alder Street, 2nd Floor, Portland, OR 97204 and its telephone number is (503) 227-2950.

Listing

Our common stock is listed on the American Stock Exchange under the symbol “AFT.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to a Non-U.S. Holder that holds our common stock as a capital asset. For purposes of this discussion, a “Non-U.S. Holder” is generally a beneficial owner of our common stock who is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purpose regardless of source; and

•	a trust (i) subject to the primary supervision of a court within the United States and the substantial control of one or more U.S. persons or (ii) which has made a valid election to be treated as a U.S. person.

The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not address tax considerations applicable to U.S. state and local or non-U.S. tax consequences. The following discussion also does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws, including without limitation:

•	partnerships or other pass-through entities and their owners;

•	banks and insurance companies or other financial institutions;

•	tax-exempt entities and governmental instrumentalities;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction;

•	holders of securities that are the subject of a constructive sale;

•	certain U.S. expatriates (including certain former citizens and former long-term residents of the United States);

•	certain foreign entities owned by U.S. persons including controlled foreign corporations and passive foreign investment companies;

•	persons who hold or receive common stock as compensation; and

•	any Non-U.S. Holder who owns, directly or indirectly, 5% or more of our common stock.

The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the federal, state, local or non-U.S. tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by the holder of a U.S. trade or business or (ii) in the case of a holder who is a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) of the holder in the United States. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates if a duly completed U.S. federal income tax return is filed within certain time periods. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, the distribution will constitute a return of capital and will first reduce your basis in our common stock (but not below zero), and then will be treated as gain from sale of the stock.

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements, including, in certain cases, the request to obtain and furnish an IRS taxpayer identifying number. If a Non-U.S. Holder holds the common stock through a foreign intermediary, a reduced rate of withholding may be obtained if the foreign intermediary provides a properly executed IRS Form W-8IMY, stating that such intermediary is holding the common stock on behalf of such Non-U.S. Holder and (unless such intermediary is a qualified intermediary) attaching a properly executed IRS Form W-8BEN of such Non-U.S. Holder to the Form W-8IMY. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. A Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or exchange of common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days during the calendar year in which the sale or exchange occurs and other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Information Reporting Requirements and Backup Withholding Tax

Dividends

We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Common Stock

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge (or reason to know) that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker does not have knowledge (or reason to know) to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

UNDERWRITING

We and our selling stockholders are offering the shares of our common stock through the underwriters named below. Our common stock is quoted on the American Stock Exchange under the symbol “AFT.”

The Underwriters and the Underwriting Agreement

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement relating to this offering. First Albany Capital Inc., Pacific Growth Equities, LLC and Merriman Curhan Ford & Co. are the representatives of the underwriters. The underwriters have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholders the number of shares indicated in the following table:

Underwriters	Number of Shares
First Albany Capital Inc.
Pacific Growth Equities, LLC
Merriman Curhan Ford & Co.

Total	8,455,548

Except for the underwriters’ over-allotment option described below, the underwriters must take and pay for all of the shares, if they take any shares.

We have granted to the underwriters the option to purchase up to an additional 847,634 shares of our common stock and Mike H.P. Kwon, our Chairman and Chief Executive Officer, has granted to the underwriters the option to purchase up to an additional 420,698 shares of our common stock to cover over-allotments, if any, made in connection with this offering. First Albany Capital Inc., on behalf of the underwriters, may exercise this option at any time, from time to time, on or before the 30th day after the date of this prospectus. If First Albany Capital Inc. exercises this option, the underwriters will each severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters are not obligated to purchase any of these additional shares if they do not exercise their over-allotment option.

We and the selling stockholders have agreed to indemnify the underwriters and their partners, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933. If we and the selling stockholders are unable to provide this indemnification, we will contribute to payments the underwriters and these persons may be required to make in respect of those liabilities.

Public Offering Price, Commissions and Discounts and Offering Expenses

The underwriters will initially offer the shares to the public at the public offering price set forth on the cover of this prospectus. If all the shares are not sold at this public offering price, the representatives may change the public offering price or any other selling term.

Shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $              per share from the public offering price.

The table below shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,268,332 additional shares:

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.7 million.

Lock-Up Agreements

We, each of our selling stockholders, each of our officers and directors and certain other security holders, have entered into lock-up agreements with the underwriters. Subject to certain exceptions, these lock-up agreements generally prohibit us and each of these persons, without the prior written consent of First Albany Capital Inc., from selling, offering to sell, contracting to sell, hypothecating, pledging, granting an option to purchase or otherwise disposing of any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock or any warrants or other rights to purchase common stock or such securities. These restrictions will be in effect for 90 days after the date of this prospectus. At any time and without public notice, First Albany Capital Inc. may in its sole discretion release all or some of the securities from these lock-up agreements.

Stabilization and Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock. These activities include stabilizing transactions, syndicate short covering and penalty bids. The underwriters may carry out these activities on the American Stock Exchange, in the over-the-counter market or otherwise. As a result of these activities, the price of our common stock may be higher than the price that may otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

Stabilizing Transactions and Syndicate Short Covering.  Stabilizing transactions consist of placing a bid or effecting a purchase for the purpose of pegging, fixing or maintaining the price of a security. Stabilizing activities may include purchases to cover short positions created by short sales. Short sales are sales by the underwriters in excess of the number of shares they are obligated to purchase from us in this offering. Short sales create short positions that can be either “covered” or “naked.” A covered short position is a short position in an amount that does not exceed the number of shares the underwriters may purchase from us by exercising their over-allotment option described above. A naked short position is a short position in excess of that amount.

The underwriters may close out a covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares by exercising their over-allotment option. The underwriters must close out a naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

Penalty Bids.  The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Affiliations

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various commercial banking, financial advisory and investment banking services for us for which they have received or will receive fees.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Relationship with Prior Independent Auditor

On November 3, 2003, we terminated our relationship with our prior independent auditors, Kenny H. Lee CPA Group, Inc., which we refer to as Kenny Lee Group. The decision to terminate our relationship with Kenny Lee Group was approved by our audit committee and ratified by our board of directors. Kenny Lee Group last reported on our financial statements as of February 28, 2003, which report pertained to our financial statements for the year ended December 31, 2002. Our financial statements for the fiscal year ended December 31, 2001, as audited by Kenny Lee Group, included an independent auditor’s report containing an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern. Our financial statements for the fiscal year ended December 31, 2002, as audited by Kenny Lee Group, contained no paragraph regarding any uncertainty as to our ability to continue as a going concern.

In September 2004, our audit committee approved the re-engagement of Kenny Lee Group as independent registered public accounting firm, to update Kenny Lee Group’s audit procedures and report for our restated financial statements for the year ended December 31, 2002, and to update Kenny Lee Group’s review procedures for our restated financial statements for the quarter ended March 31, 2003. Our restated financial statements for the year ended December 31, 2003 were audited by Gumbiner Savett Inc., which we refer to as Gumbiner, our principal registered public accounting firm. In connection with such re-engagement, our audit committee determined, based in part on representations of Kenny Lee Group, that Kenny Lee Group was independent with respect to the further audit and review procedures subject to the re-engagement. Kenny Lee Group reissued its audit report for the fiscal year ended December 31, 2002 in October 2004 and remained engaged thereafter for the purpose of addressing any issues with respect to such financial statements. The re-engagement of Kenny Lee Group for these limited purposes did not affect Gumbiner’s engagement as our principal registered public accounting firm.

Subsequent to re-issuance of Kenny Lee Group’s report for the fiscal year ended December 31, 2002, Kenny Lee Group communicated to us that it was unwilling to consent to use of its financial statements in this public offering. Our audit committee, and at the committee’s request, our management, attempted to communicate with Kenny Lee Group to clarify the concerns of Kenny Lee Group. Through those communications, we determined that Kenny Lee Group was requesting more documentation to support its audit procedures associated with the restatement of our financial statements for the year ended December 31, 2002 and more documentation supporting its independence. At the request of Kenny Lee Group, we provided further documentation to Kenny Lee Group. Kenny Lee Group has expressed no disagreement with the financial statement disclosure or on any matter of accounting principles or practices reflected in the financial statements that are the subject of its updated report, and Kenny Lee Group has not withdrawn its audit report or requested any further documentation from us. Our audit committee and management have offered to respond to any remaining concerns of Kenny Lee Group with respect to the documentation of its audit procedures for the year ended December 31, 2002, and we have authorized Kenny Lee Group to respond fully to any inquiries of Gumbiner concerning the subject matter of these events. The report of Kenny Lee Group for the year ended December 31, 2002 is not included in this prospectus, as the report of Gumbiner included in this prospectus covers the audited financial statements required to be included in this prospectus by the rules of the SEC.

Except as described above, during our two most recent fiscal years and any later interim periods, there have been no disagreements with Kenny Lee Group on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Kenny Lee Group’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and during the two most recent fiscal years and any later interim periods, there have been no reportable events (as defined in Regulation S-B Item 304(a)(1)(iv)). We provided Kenny Lee Group with a copy of this disclosure, and we requested Kenny Lee Group to furnish a letter to the SEC stating whether it agrees with the statements made by us, and if not, stating the respects in which it does not agree, within ten business days. Kenny Lee Group did not provide a copy of such letter to us within such ten business day period.

Engagement of New Independent Auditors

We engaged Gumbiner Savett Inc., which we refer to as Gumbiner, as our new independent accountants on November 3, 2003. Prior to November 3, 2003, we had not consulted with Gumbiner regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us by Gumbiner concluding there was an important factor to be considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions to Item 304 of Regulation S-B, or a reportable event, as that term is defined in Item 304(a)(1)(iv) of Regulation S-B.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California. Pillsbury Winthrop LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004 and for the years then ended have been included herein and in the registration statement in reliance upon the report of our independent registered public accounting firm, Gumbiner Savett Inc., appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s web site at http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Axesstel, Inc.

We have audited the consolidated balance sheets of Axesstel, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Axesstel, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Gumbiner Savett Inc.

January 28, 2005

Santa Monica, California

AXESSTEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2004	2003
Current assets:
Cash and cash equivalents	$7,525,259	$376,336
Accounts receivable	8,776,340	1,408,888
Deferred tax assets	640,000	—
Deferred offering costs	974,833	—
Prepayments and other current assets	929,712	612,687

Total current assets	18,846,144	2,397,911

Property and equipment, net	1,878,831	1,463,266

Other assets:
Deferred tax assets	1,260,000	1,515,000
License, net	1,971,121	2,229,544
Goodwill	385,564	385,564
Other, net	648,932	483,399

Total other assets	4,265,617	4,613,507

Total assets	$24,990,592	$8,474,684

The accompanying notes are an integral part of these consolidated financial statements.

AXESSTEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 31,
	2004	2003
Current liabilities:
Accounts payable	$404,095	$1,479,466
Due to Qualcomm Incorporated, related party	1,559,246	1,300,000
Due to Wistron NeWeb, related party	13,623,474	—
Note payable	—	200,000
Current portion of long-term debt	1,140,000
Current obligations under capital leases	—	221,040
Fund raising advances	—	1,720,000
Accrued litigation settlement	958,000	—
Accrued expenses and other current liabilities	1,553,251	810,524

Total current liabilities	19,238,066	5,731,030

Long-term liabilities:
Note payable	250,000
Long-term debt	2,379,000	—

Total long-term liabilities	2,629,000	—

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $0.0001; Authorized 50,000,000 shares; 11,253,466 and 6,709,842 shares issued and outstanding at December 31, 2004 and 2003, respectively	1,125	670
Additional paid-in capital	15,757,532	6,726,604
Accumulated other comprehensive loss	(45,614)	(37,694)
Unearned compensation	(779,483)	(406,250)
Accumulated deficit	(11,810,034)	(3,539,676)

Total stockholders’ equity	3,123,526	2,743,654

Total liabilities and stockholders’ equity	$24,990,592	$8,474,684

The accompanying notes are an integral part of these consolidated financial statements.

AXESSTEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,
	2004	2003
Revenues
Product sales	$62,564,602	$4,290,013
Engineering development service	—	7,253,980

Total revenues	62,564,602	11,543,993

Cost of goods sold
Product sales, related parties in 2004	55,849,162	4,067,376
Engineering development service	—	3,391,537

Total cost of goods sold	55,849,162	7,458,913

Gross profit
Product sales	6,715,440	222,637
Engineering development service	—	3,862,443

Total gross profit	6,715,440	4,085,080

Operating expenses
Research and development	4,245,278	2,278,141
Selling, general and administrative	8,420,422	5,545,244
Litigation settlement	1,740,000	—

Total operating expenses	14,405,700	7,823,385

Operating loss	(7,690,260)	(3,738,305)

Other income (expense)
Interest income and other income	11,379	230,749
Interest expense and other expense	(894,171)	(368,445)

Total other income (expense)	(882,792)	(137,696)

Loss before income tax benefit	(8,573,052)	(3,876,001)
Income tax benefit	(302,694)	(1,266,730)

Net loss	(8,270,358)	(2,609,271)

Other comprehensive income (loss)
Foreign currency translation adjustment	(7,920)	5,361

Comprehensive loss	$(8,278,278)	$(2,603,910)

Loss per share
Basic	$(0.91)	$(0.41)
Diluted	$(0.91)	$(0.41)
Weighted average shares outstanding
Basic	9,123,084	6,417,376

Diluted	9,123,084	6,417,376

The accompanying notes are an integral part of these consolidated financial statements.

AXESSTEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2003 and 2004

	Common Stock		Additional Paid In Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount

Balances at December 31, 2002	6,088,490	$609	$4,518,653	$—	$(43,055)	$(930,405)	$3,545,802

Stock issued for services	109,622	11	300,069	—	—	—	300,080

Stock issued for acquisition	300,000	30	674,970	—	—	—	675,000

Stock issued for cash	92,500	9	184,991	—	—	—	185,000
Stock issued for employee compensation	119,230	12	324,988	—	—	—	325,000
Stock warrants granted for consulting services	—	—	620,332	—	—	—	620,332
Stock options granted for employee compensation	—	—	102,600	—	—	—	102,600
Unearned compensation				(406,250)			(406,250)

Cumulative translation adjustment	—	—	—	—	5,361	—	5,361

Net loss	—	—	—			(2,609,271)	(2,609,271)

Balances at December 31, 2003	6,709,842	671	6,726,603	(406,250)	(37,694)	(3,539,676)	2,743,654

Stock issued for services	50,000	5	112,495		—	—	112,500

Stock issued for cash	2,193,334	219	5,719,783	—	—	—	5,720,002

Offering costs	—	—	(323,850)	—	—	—	(323,850)

Stock issued for exercise of warrants and options	1,243,333	124	1,146,209	—	—	—	1,146,333

Cashless exercise of stock warrants to equity investor	382,352	38	(38)	—	—	—	—
Stock issued for employee compensation	35,300	4	79,601	—	—	—	79,605

Stock issued to Board of Directors	210,000	22	720,728	—	—	—	720,750

Debts converted into common stock	375,000	36	749,964	—	—	—	750,000
Stock warrants granted for consulting services	—	—	147,419	—	—	—	147,419

Stock issued for payment of debts	84,305	9	266,395	—	—	—	266,404

Warrants issued in connection with financings	—	—	494,720	—	—	—	494,720
Cancellation of stock issued for services	(30,000)	(3)	(82,497)	—	—	—	(82,500)

Unearned compensation	—	—	—	(373,233)	—	—	(373,233)

Cumulative translation adjustment	—	—	—	—	(7,920)	—	(7,920)

Net loss	—	—	—	—	—	(8,270,358)	(8,270,358)

Balances at December 31, 2004	11,253,466	$1,125	$15,757,532	$(779,483)	$(45,614)	$(11,810,034)	$3,123,526

The accompanying notes are an integral part of these consolidated financial statements.

AXESSTEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2004	2003
Cash flows from operating activities:
Net loss	$(8,270,358)	$(2,609,271)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,873,309	947,817
Impairment of goodwill	—	296,889
Loss from write down and disposition of assets	—	318,244
Issuance of stock for services	301,421	93,830
Issuance of stock for employee compensation	79,605	125,000
Stock options granted for employee compensation	—	102,600
Stock warrants granted for consulting services	30,500	620,332
Deferred tax assets	(385,000)	(1,315,000)
(Increase) decrease in
Accounts receivable	(7,367,452)	(254,866)
Prepayments and other current assets	(1,311,283)	(231,470)
Other assets	(31,955)	16,572
Increase (decrease) in
Accounts payable, including related party payables	12,807,349	748,671
Accrued expenses and other liabilities	1,700,727	(466,303)

Total adjustments	7,697,221	1,002,316

Net cash used in operating activities	(573,137)	(1,606,955)

Cash flows from investing activities:
Acquisition of property and equipment	(1,302,915)	(806,482)

Net cash used in investing activities	(1,302,915)	(806,482)

Cash flows from financing activities:
Issuance of stock for cash, net	4,893,360	185,000
Fund raising advances	—	1,720,000
Issuance of notes payable, net	6,210,575	200,000
Repayment of notes payable	(1,850,000)	—
Principal repayments under capital lease obligations	(221,040)	(89,253)

Net cash provided by financing activities	9,032,895	2,015,747

Cumulative translation adjustment	(7,920)	5,361

Net increase (decrease) in cash and cash equivalents	7,148,923	(392,329)

Cash and cash equivalents at beginning of year	376,336	768,665

Cash and cash equivalents at end of year	$7,525,259	$376,336

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$232,481	$19,996
Income tax	$55,143	$387,713

Supplemental disclosures of noncash investing and financing activities:

During 2004, the Company entered into the following transactions:

•	The Company issued 50,000 shares of common stock valued at $112,500 in exchange for finders’ fees of $41,625 and offering costs of $70,875 in connection with the Company’s January 2004 financing.

•	The Company recorded a discount of $125,000 on its January financing and $108,000 on its August financing due to the presence of a beneficial conversion feature.

•	The Company issued warrants valued at $204,092 to purchase 100,000 shares of common stock to a lender recorded as a discount in connection with its $3,000,000 March financing.

•	The Company issued warrants valued at $57,628 to purchase 33,334 shares of common stock to a lender recorded as a discount in connection with its $1,000,000 August financing.

•	The Company issued warrants valued at $97,922 to purchase 47,468 shares of common stock in exchange for finders’ fees in connection with the Company’s March 2004 financing, and issued warrants valued at $18,997 to purchase 15,822 shares of common stock in exchange for finders’ fees with the Company’s August financing.

•	The Company agreed to issue 210,000 shares of common stock to members of the Company’s Board of Directors and cancelled 30,000 shares (20,000 of which were forfeited and 10,000 of which were repurchased for $3.15 per share) that were issued to a previous Board Member. Combined, these shares are valued at $665,750.

•	Fund raising advances of $1,720,000 were transferred to equity upon issuance of common stock.

•	The Company issued 375,000 shares of common stock to North America Venture Fund II, L.P. and 84,305 shares of common stock to Laurus Master Fund, Ltd. in repayment for notes payable of $980,000.

During 2003, the Company entered into the following transactions:

•	The Company acquired all of the issued and outstanding capital stock of Entatel, Ltd. in exchange for 300,000 shares of the Company’s common stock. The following summarizes the changes in the Company’s financial statements as a result of the transaction:

Goodwill	$385,564
Other assets, net	289,436

Total	$675,000

•	The Company acquired an additional license for $1,300,000, payable throughout 2004.

•	The Company issued shares of common stock with a value of $625,080 for Board of Director services, employee compensation, and consulting services. Of this amount, $218,830 was amortized during 2003.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AXESSTEL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

Axesstel, Inc. (“Axesstel” or the “Company”) develops, designs, manufactures and markets carrier-grade subscriber terminals such as fixed wireless telephones, wireless hybrid products and enhanced wireless devices for the telecommunications market. The Company sells its products to telecommunications service providers in developing countries. During 2003, the Company also performed engineering services to their Network Operator based customers.

Axesstel was originally formed in July 2000 as a California corporation (“Axesstel California”). On July 16, 2002, Axesstel California entered into a Corporate Combination Agreement with Miracom Industries, Inc., a Nevada corporation (“Miracom”), which was amended on August 22, 2002 (the “Combination Agreement”). Pursuant to the Combination Agreement, on August 31, 2002, Miracom acquired through a tender offer 98% of the outstanding common stock of Axesstel California and Axesstel California became a subsidiary of Miracom. Miracom then changed its name to Axesstel, Inc., the former directors and officers of Miracom resigned, and the directors and officers of Axesstel California became the directors and officers of the Company. Following the acquisition, the former shareholders of Axesstel California held approximately 95% of the outstanding common stock of the Company on a fully-diluted basis. The acquisition was accounted for as a reverse acquisition because the former shareholders of Axesstel California owned a majority of the Company’s outstanding stock subsequent to the acquisition.

In December 2002, the Company acquired Entatel, Ltd. (“Entatel”), a Korea-based company, mainly engaged in developing, manufacturing and selling telecommunication products. The Company acquired one hundred percent of the issued and outstanding capital stock of Entatel, in exchange for 300,000 shares of the Company’s common stock. The acquisition was consummated in 2003 and was accounted for under the purchase method of accounting, pursuant to SFAS No. 141, “Business Combinations” (See Note 7). In April 2003, Entatel was re-named Axesstel R&D Center Co., Ltd.

Principles of Consolidation

The Company’s consolidated financial statements include the assets, liabilities and operating results of Axesstel and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition and Warranty Costs

Revenues from product sales are recognized when the risks of ownership and title pass to the customer as specified in the respective sales agreements and other revenue recognition criterion as prescribed by Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements,” as amended by SAB No. 104. Generally, the risk of ownership and title pass when product is received by the customer’s freight forwarder. If and when defective products are returned, the Company normally exchanges them or provides credits to the customer. The returned products are shipped back to the supplier and the Company is allowed a credit or exchange from the supplier. The Company provides allowances for potential sales returns and credit losses when necessary. Management concluded that no allowance was needed as of December 31, 2004 and 2003. Revenues from engineering development services were recorded as milestones are reached according to the contract.

On certain contracts, the Company provides for a warranty replacement unit at one percent of total units shipped. The cost related to the standard warranty replacement unit is included in the cost of goods sold and recorded when revenue is recognized. All products are tested for quality inspection prior to shipment and the Company has historically experienced a minimal level of defective units. On one of the Company’s significant contracts, the Company does not provide a warranty replacement unit of one percent of total units shipped. In this case, the Company provides third party service centers to the customer for any warranty performance. Costs for these service centers are recorded to cost of sales. During the year ended December 31, 2004, warranty costs amounted to approximately $220,000 and, as of December 31, 2004, the Company has a warranty reserve of $183,000 to cover additional service costs over the life of the warranty. Management believes that no additional warranty reserve is needed other than as discussed above.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income.” This statement establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

Research and Development

Costs incurred in research and development activities are expensed as incurred. During the year ended December 31, 2003, revenue was recorded for research and development efforts under development services contracts with the related costs classified as engineering development services.

License

License includes the costs of a non-exclusive worldwide software technology license with no fixed termination date. License costs are amortized on a straight-line basis over the estimated economic life of the license, which is approximately ten years.

Software Development Costs

Software development costs for products sold (primarily firmware embedded in the Company’s products) incurred after technological feasibility is established are capitalized in accordance with Statement of Financial Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Significant management judgment is required in determining when technological feasibility has been achieved for a particular product. Capitalized software development costs are amortized when products are available for general release to customers, using the greater of the amount computed using (a) the ratio that current gross revenues for the products bear to the total current and anticipated future gross revenues for the products or (b) the straight-line method over the estimated useful life of the products.

There were no capitalized software costs as of December 31, 2004 and 2003 because technological feasibility was not reached until the manufacturing process began.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with various commercial banks. These bank accounts are generally guaranteed by the Federal Deposit Insurance Corporation

(“FDIC”) up to $100,000. At times, cash balances at any single bank may be in excess of the FDIC insurance limit. The deposits are made with reputable financial institutions, and the Company does not anticipate realizing any losses from these deposits.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, as follows:

Machinery and equipment	3 to 7 years

Office furniture and equipment	3 to 7 years

Software	3 years

Leasehold improvements	Life of lease, or useful life if shorter

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets, such as licenses and fixed assets, under the provisions of Statement of Financial Accounting Standards No. 144, or SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets.” SFAS No. 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a business. Pursuant to SFAS No. 144, the Company periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an impairment cost as a charge to operations at the time it is recognized.

The Company determined there was no impairment of licenses during 2004 and 2003 and no impairment of fixed assets during 2004.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments.” The carrying values of accounts receivable, accounts payable, note payable, accrued expenses and other liabilities, and obligations under capital leases approximate fair value due to the short-term maturities of these instruments.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, or SFAS No. 123, “Accounting for Stock-Based Compensation,” establishes the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of the stock as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Bulletin Opinion No. 25, or APB Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for stock-based compensation issued to employees. The Company has elected to use the intrinsic value based method and to disclose the pro forma effect of using the fair value based method to account for its stock-based compensation. As a result of the recent adoption by the Financial Accounting Standards Board of SFAS No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123(R), the Company will be required, beginning in the quarter ending March 31, 2006, to apply the fair value method as prescribed in SFAS No. 123(R). See “Recent Accounting Pronouncements” below.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 148, which is an amendment to SFAS No. 123. The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its plans and generally does not recognize compensation expense for its stock-based compensation plans, as all options granted under those plans are intended to have an exercise price equal to or greater than the market value of the underlying common stock at the date of grant.

If the Company had elected to recognize compensation expense based upon the fair value of the share price (determined by the approximate market price at the time of grant) at the grant date for stock option awards consistent with the methodology prescribed by SFAS No. 123, the Company’s net loss and loss per share would be adjusted to the pro forma amounts indicated below for the years ended December 31, 2004 and 2003 as follows:

	Year Ended December 31,
	2004	2003
Net loss, as reported	$(8,270,358)	$(2,609,271)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(649,365)	(317,254)

Pro forma net loss	$(8,919,723)	$(2,926,525)

Loss per share:
Basic—as reported	$(0.91)	$(0.41)
Basic—pro forma	$(0.98)	$(0.46)
Diluted—as reported	$(0.91)	$(0.41)
Diluted—pro forma	$(0.98)	$(0.46)

For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2004 and 2003: dividend yields of 0%, expected volatility ranging from 70% to 133%, risk-free interest rate of 6%, and expected lives of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, or SFAS No. 109 “Accounting for Income Taxes.” As such, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial report amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

Loss per Share

The Company utilizes Statement of Financial Accounting Standards No. 128, “Earnings per Share.” Basic earnings (loss) per share are computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares includes stock that would be issued on exercise of outstanding options and warrants reduced by the number of shares which could be purchased from the related exercise proceeds and conversion of debt. For 2004 and 2003, 6,982,882 and 6,188,833 potentially dilutive securities are excluded from the computation because they are anti-dilutive.

	Years Ended December 31,
	2004	2003
Numerator:
Loss attributable to common stockholders	$(8,270,358)	$(2,609,271)
Denominator:
Denominator for basic net income per share—weighted average shares	9,123,084	6,417,376
Effect of dilutive securities:
Stock options	—	—

Dilutive potential common stock	—	—

Denominator for diluted income per share—adjusted weighted average shares	9,123,084	6,417,376
Basic loss per share	$(0.91)	$(0.41)

Diluted loss per share	$(0.91)	$(0.41)

Foreign Currency Exchange Gains and Losses

The reporting currency for the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiary is the Korean won. The subsidiaries’ assets and liabilities are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the weighted average rate of exchange prevailing during the period. The resulting cumulative translation adjustments are disclosed as a component of cumulative other comprehensive income (loss) in shareholders’ equity. Foreign currency transaction gains and losses are recorded in the statements of operations and comprehensive income (loss) as a component of selling, general and administrative expenses.

Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Generally, the obligations for the Company’s foreign customers are secured by letters of credit, the Company generally does not receive security for domestic customer obligations. Credit losses incurred through December 31, 2004 have been insignificant, and the Company has not recorded a reserve for collectibility at December 31, 2004 or 2003. The Company performs ongoing customer credit evaluations and may in the future establish a collectibility allowance if appropriate.

The Company’s products include components subject to rapid technological change. Significant technological change could adversely affect the Company’s operating results and subject the Company to product obsolescence. The Company has return privileges with its suppliers and other ongoing programs to minimize the adverse effects of technological change.

During 2004, 86% of the Company’s revenues were from two customers, one customer accounted for 71% and the other customer accounted for 15%. At December 31, 2004, the amounts due from such customers were $8,097,940 and $148,400, respectively, which were included in accounts receivable. During 2004, the Company purchased substantially all of its products from one manufacturer. At December 31, 2004, the amount due to this manufacturer was $13,623,474.

During 2003, three customers accounted for 40%, 35% and 23% of the Company’s revenues, respectively. At December 31, 2003, the amounts due from such customers were $0, $1,358,888, and $50,000, respectively, which were included in accounts receivable. During 2003, the Company purchased substantially all of its products from one manufacturer. At December 31, 2003, the amount due to this manufacturer was $1,279,215, which was included in accounts payable.

As of December 31, 2004, the Company maintained net assets of $1.0 million at its location in Korea. Although this country is considered politically and economically stable, it is possible that unanticipated events in this foreign country could disrupt the Company’s operations.

Deferred Offering Costs

Deferred offering costs represent costs directly attributable to an offering of securities and will be charged against the proceeds of the offering. If the offering is unsuccessful, the charge will be against operations.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, or FIN No. 46, “Consolidation of Variable Interest Entities.” This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation required existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interest that effectively recombines risks that were previously dispersed. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, or SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us beginning October 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123(R). SFAS No. 123(R) revises FASB Statement No. 123 “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, and its related implementation guidance. This Statement eliminates the ability to account for share-based compensation using the intrinsic value method under APB Opinion No. 25. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, known as the requisite service period, which is usually the vesting period. SFAS No. 123(R) is effective for companies filing under Regulation SB as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for us will be our first quarter of the year ending December 31, 2006. We anticipate adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Accordingly, the provisions of SFAS No. 123(R) will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date must be recognized as the requisite service is rendered on or after the required effective date. These new accounting rules will lead to a decrease in reporting earnings, or an increase in reported losses, as applicable. Although our adoption of SFAS No. 123(R) could have a material impact on our financial position and results of operations, we are still evaluating the potential impact from adopting this statement.

2. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Prepaid taxes	$265,779	$455,731
Prepaid insurance	84,000	—
Prepaid rent	10,168	—
Prepaid tooling	243,573	—
Employee advances	9,303	61,727
Due from Wistron NeWeb, related party	90,000	—
Supplier advances	143,761	90,236
Other	83,128	4,993

	$929,712	$612,687

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Machinery and equipment	$977,532	$422,975
Office furniture and equipment	467,317	314,924
Software	1,580,540	1,091,036
Leasehold improvements	60,949	42,120

	$3,086,338	$1,871,055
Less: Accumulated depreciation	1,207,507	407,789

	$1,878,831	$1,463,266

4. OTHER ASSETS

Other assets at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Deposits	$192,614	$158,418
Trademark	17,184	—
Prepaid finder’s fee	218,000	—
Prepaid loan costs	120,000	—
Other	101,134	324,981

	$648,932	$483,399

5. LICENSE

In November 2000, the Company entered into a Subscriber Unit License Agreement (the “Agreement”) with Qualcomm and obtained a license of CDMA (Code Division Multiple Access) technology, Qualcomm’s intellectual property, to manufacture and sell certain CDMA-based products and to purchase certain components and equipment from time to time.

This Agreement, as amended, allows the Company to manufacture fixed wireless CDMA-based products and to sell or distribute them worldwide. The Agreement has no fixed termination date and the Company has assigned an estimated life of 10 years for the license. As of December 31, 2004 and 2003, the license consisted of the following:

	2004	2003
License costs	$3,000,000	$3,000,000
Accumulated amortization	(1,028,879)	(770,456)

	$1,971,121	$2,229,544

Amortization expense related to this license amounted to $258,423 and $206,996 for the years ended December 31, 2004 and 2003, respectively.

6. GOODWILL AND OTHER INTANGIBLES

The Company adopted Statement of Financial Accounting Standards No. 142, or SFAS No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of amortization of goodwill and other indefinite lived assets. In addition, the standard requires the reassessment of the useful lives of existing recognized intangibles and the testing for impairment of goodwill and other intangibles. The Company has elected to test annually for impairment. These tests will be performed more frequently if there are triggering events. The Company has completed its testing for the years ended December 31, 2004 and 2003 using the method discussed in SFAS No. 142 and determined that there was an impairment of $296,889 during 2003. The Company determined there was no impairment for the year-ended December 31, 2004. Impairment costs, when recognized, are recorded as a charge to operations. As of December 31, 2004 and 2003, net goodwill amounted to $385,564.

7. ENTATEL ACQUISITION

In December 2002, in order to accelerate technology development and productivity, the Company acquired Entatel, Ltd. (“Entatel”), a South Korea-based company, mainly engaged in developing, manufacturing and selling telecommunication products pursuant to a stock purchase agreement. Pursuant to the agreement, the Company acquired all of the issued and outstanding capital stock of Entatel, in exchange for 300,000 shares (valued at $2.25 per share) of the Company’s common stock. The acquisition was accounted for under the purchase method of accounting, pursuant to Statement of Financial Accounting Standards No. 141, “Business Combinations” issued in June 2001. The purchase transaction was consummated in early 2003.

The assets acquired consisted of:

Asset Value
Goodwill	$385,564
Other net assets	289,436

$675,000

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Overdraft with bank	$—	$93,405
Customer advances	135,300	26,146
Lease liability	150,000	—
Warranty reserve	183,000	—
Accrued taxes	30,730	21,877
Accrued legal and professional fees	526,000	—
Accrued operating expenses	528,221	669,096

	$1,553,251	$810,524

9. NOTES PAYABLE

In January 2004, we completed the sale and issuance of an unsecured convertible term note in the original principal amount of $1.0 million to North America Venture Fund II, L.P., which note was amended pursuant to a letter agreement dated April 15, 2004. Interest accrued on the note at the rate of 3% above prime and was payable monthly in cash. The principal due under the note was convertible by North America at any time into shares of our common stock at a conversion price of $2.00 per share. North America converted 25% of the original principal amount due under the note in each of May 2004, September 2004, November 2004 and January 2005.

In August 2004, the Company borrowed approximately $1.65 million from Wells Fargo HSBC Trade Bank, National Association, secured by accounts receivable from one customer in approximately the same amount. The loan was repaid in October 2004. The outstanding principal balance of the loan bore interest at Wells Fargo’s prime rate, which is a variable rate. The Company also had the right in certain circumstances to request that all or a portion of the principal balance bear interest at Wells Fargo’s then current LIBOR rate plus 2.0%.

10. LONG-TERM DEBT

In March 2004, the Company completed the sale and issuance of $3.0 million secured convertible promissory note to Laurus Master Fund, Ltd. In August 2004, the Company completed the sale and issuance of an additional $1.0 million secured convertible promissory note to Laurus. Interest accrues on both notes at a rate of 3% above prime, subject to certain adjustments. In no event will the interest rate on the notes be lower than 7% or greater than 10%. All unpaid principal and accrued interest under the note issued in March 2004, if not sooner converted, is due on March 16, 2007, and all unpaid principal and accrued interest under the note issued in August 2004, if not sooner converted, is due on August 18, 2007.

Under the terms of each note, the Company is obligated to make monthly payments of principal and interest. The Company has the option to pay these monthly payments in cash or in shares of its common stock (so long as the closing price of the common stock is greater than $3.38 for ten trading days preceding the payment date). If the Company elects to pay in stock, it must issue to Laurus an amount of shares equivalent to the amount of the monthly payment due divided by $3.16. If the Company elects to pay in cash, it must pay 102% of the amount of the monthly payment due. The Company may pay the monthly payment in shares of its common stock only so long as there is an effective registration statement on file covering the resale of those shares. The Company has the option to convert all or a portion of the outstanding principal of each note into shares of its common stock at $3.16 per share if the closing price of the common stock is greater than $3.70 for ten consecutive trading days. However, the number of shares issued upon conversion of either note cannot exceed 30% of the aggregate dollar trading volume of the common stock for the 22 trading days immediately preceding the payment date. Laurus has the option, at any time, to convert all or a portion of each note into shares of common stock at $3.16 per share. The Company also has the option to repay the notes in cash. If the Company elects to repay the principal balance in cash, it must pay 120% of the outstanding principal if paid during the first year subsequent to the closing date, 115% of the outstanding principal if paid during the second year subsequent to the closing date and 110% of the outstanding principal if paid during the third year subsequent to the closing date.

Each note is secured by a blanket lien on substantially all of the Company’s assets pursuant to a security agreement executed by the Company in connection with the issuance and sale of each note. If an event of default occurs under either security agreement, Laurus has the right to accelerate payments under both notes and to take possession of the Company’s assets, in addition to other remedies.

In connection with the note issued in March 2004, the Company issued to Laurus a warrant exercisable for 100,000 shares of common stock that is exercisable until March 11, 2011. The exercise price of this warrant is as follows: $3.31 per share for the first 50,000 shares, $3.59 per share for the next 25,000 shares, and $3.88 per share for the remaining 25,000 shares. In connection with the note issued in August 2004, the Company issued to Laurus a warrant exercisable for 33,334 shares of common stock that is exercisable until August 18, 2011. The exercise price of the warrant is as follows: $3.31 per share for the first 16,000 shares, $3.59 per share for the next 8,000 shares, and $3.88 per share for the remaining 9,334 shares.

Under the terms of each note and each warrant, Laurus is not entitled to receive shares upon exercise of either warrant, upon payment of principal and interest on either note or upon conversion of either note if the receipt of those shares would cause Laurus to hold more than 4.99% of the outstanding shares of the Company’s common stock.

As of December 31, 2004, long-term debt consisted of the following:

	March 2004 Note	August 2004 Note	Total
Original notes	$3,000,000	$1,000,000	$4,000,000
Payments	210,000	20,000	230,000

Note balance (gross)	2,790,000	980,000	3,770,000
Note discount	(118,000)	(133,000)	(251,000)

Note balance (net)	2,672,000	847,000	3,519,000
Current portion	977,000	163,000	1,140,000

	$1,695,000	$684,000	$2,379,000

Maturities of long-term debt are as follows:

Year Ending December 31,
2005	1,210,000
2006	1,930,000
2007	630,000

3,770,000

11. INCOME TAXES

The following table presents the current and deferred income tax provision (benefit) for federal, state and foreign income taxes:

	2004	2003
Current tax provision (benefit):
Federal	$—	$(123,847)
State	—	1,600
Foreign	82,306	170,517

	$82,306	$48,270

Deferred tax provision (benefit):
Federal	(2,647,000)	(1,283,000)
State	(316,000)	(32,000)
Valuation allowance	2,578,000	—

	(385,000)	(1,315,000)

Total benefit for income taxes	$(302,694)	$(1,266,730)

Current income taxes (benefits) are based upon the year’s income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

The Company’s policy is not to record deferred income taxes on the undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

Significant components of the Company’s net deferred tax asset at December 31, 2004 and 2003 are as follows:

	2004	2003
Net operating loss carryforwards	$3,478,000	$1,393,000
Amortization	358,000	141,000
Accrued expenses	642,000	—
Other	—	(19,000)

	4,478,000	1,515,000
Valuation allowance	(2,578,000)	—

	$1,900,000	$1,515,000

In assessing the realizability of deferred tax assets of $1,900,000 and $1,515,000 at December 31, 2004 and 2003, respectively, management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been recorded to offset in part the deferred tax assets as it is not more likely than not that the assets will be utilized. The valuation allowance increased approximately $2,578,000 in 2004 from $0 at December 31, 2003. Based on a three-year financial projection prepared by the Company, management believes the Company will generate a sufficient level of income to utilize the balance of the benefits of the deferred tax assets recorded. Significant management judgment is required in determining whether an indicator of impairment exists and projecting cash flows.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total benefit for income taxes at December 31, 2004 and 2003 follows:

	2004	2003
Expected tax at 34%	$(2,914,000)	$(1,318,000)
Change in valuation allowance	2,578,000	—
Difference in rate of foreign tax	(21,000)	(158,000)
State income tax, net of federal tax	(211,000)	(75,000)
Non-deductible expenses	176,000	261,000
Other	89,000	23,270

Benefit for income taxes	$(303,000)	$(1,266,730)

At December 31, 2004, the Company had net operating loss carryforwards of approximately $9,600,000 for federal tax purposes, expiring through 2024. In addition, the Company had net operating loss carryforwards of approximately $3,700,000 for state tax purposes, which expire through 2014.

Internal Revenue Code Section 382 restricts the ability of a corporation to utilize existing net operating losses in the event of an “ownership change.” Accordingly, a portion of the Company’s net operating losses for Federal income tax purposes are limited due to future changes in ownership. The Company has undertaken a formal evaluation to determine the restricted amounts as of December 31, 2004. The Company was deemed in October 2004 to have experienced a 50% change in ownership during the past three years, and accordingly, the Company believes the utilization of its net operating losses is limited to approximately $1,500,000 per year to offset future taxable income.

12. COMMITMENTS AND CONTINGENCIES

Operating Lease

In May 2004, the Company entered into a non-cancelable operating lease for 13,120 square feet of office space for its corporate headquarters and U.S. operations, which lease is secured by a letter of credit. The premise is located at 6815 Flanders Drive, San Diego, California. The lease term is 65 months plus a five year option to renew. The lease commences in August 2004. The Company has an additional lease commitment at its former location in San Diego, California. This facility has been subleased as of August 2004 for the remainder of the lease term until November 2006. The Company has an operating lease for its research and development center in Seoul, South Korea, with monthly payments of approximately $14,000 and the lease terminates in February 2005. The Company is in the process of extending this lease. Minimum annual rental payments are approximately as follows:

Year Ending December 31,	Total Amount	Sublease Amount	Amount
2005	$320,000	$(73,000)	$247,000
2006	371,000	(67,000)	304,000
2007	262,000	—	262,000
2008	269,000	—	269,000
2009	278,000	—	278,000

	$1,500,000	$(140,000)	$1,360,000

Rent expense is charged ratably over the life of the lease using the straight line method. Total rent expense for the years ended December 31, 2004 and 2003 amounted to approximately $300,000 and $328,000, respectively.

Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business, including claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. As of December 31, 2004, the Company is not a party to any such litigation which management believes would have a material adverse effect on the Company.

Litigation Settlement

In September 2004, the Company received formal notification of a lawsuit in the Seoul Central District Court, Republic of Korea, by Axess Telecom Co., Ltd (“ATC”). The lawsuit was filed against the Company’s wholly-owned California subsidiary, Axesstel, Inc. (“Axesstel California”), alleging that a covenant in a development agreement executed by the parties in September 2001 precludes Axesstel California from developing fixed wireless products or competing in the fixed wireless business without ATC’s consent until September 2006. In September 2004, in a separate action filed by the Company’s subsidiary, Axesstel R&D Center Co., Ltd. (“Axesstel R&D”), Axesstel R&D obtained a court order prohibiting ATC from using certain trade names related to a trademark owned by Axesstel R&D.

In October 2004, the Company entered into a settlement agreement with ATC. Under the agreement, the Company agreed to pay Axess Telecom $900,000 (of which $870,000 related to the settlement agreement and $30,000 relates to the currency exchange rates) by December 31, 2004. Under the settlement agreement, ATC agreed to dismiss its lawsuit against Axesstel California. The Company in turn agreed on behalf of Axesstel R&D not to enforce the court order against ATC prohibiting ATC from using certain trade names related to a trademark owned by Axesstel R&D provided ATC stops all use of the subject trade names within six months from the date of the settlement agreement. The parties agreed that the former agreements to which ATC and Axesstel California were parties are terminated, that neither party’s current or prior products infringe on the other party’s intellectual property rights, and that the parties are free to compete with each other.

The Company also entered into a memorandum of understanding with ATC under which the Company agreed to purchase by January 30, 2005 convertible bonds of ATC for KRW 1 billion (approximately $870,000 representing the presumed cost of the bonds based on currency exchange rates at the time of settlement) on terms to be negotiated in good faith. Due to the uncertainty as to recoupment of the Company’s investment in ATC, the Company has charged this additional $870,000 as litigation settlement during the quarter ended September 30, 2004, for a total litigation settlement charge of $1,740,000 during the third quarter of 2004 related to these agreements. Furthermore, the Company has provided a reserve of $88,000 to reflect the payment at the current currency exchange rate. The agreement also provides for ATC to transition its manufacturing of fixed wireless products to the Company on terms to be negotiated. The obligation to purchase the convertible bonds has been extended to February 28, 2005.

13. STOCKHOLDERS’ EQUITY

Common Stock Activity

In January 2004, the Company issued 1,360,000 shares of the Company’s common stock at its fair market value of $2.00 per share to seven equity investors for gross proceeds of $2,720,000. In connection with this private placement, the Company paid $203,950 and issued 50,000 shares of common stock to the finder. The value of these shares was $112,500. The Company agreed to issue to the finder an additional 50,000 shares in each of January 2005 and January 2006.

In January 2004, the Company issued 30,000 shares of its common stock at its fair market value of $2.15 per share to an employee.

In February 2004, the Company issued 5,300 shares of its common stock at its fair market value of $2.85 per share to 53 employees.

In May 2004, the Company issued 30,000 shares of its common stock at its fair market value of $3.85 per share to a member of its Board of Directors. In August 2004, the Company issued 135,000 shares of its common stock to members of its Board of Directors of which 90,000 of these shares were issued at $3.10 per share and 45,000 of these shares at $3.40 per share. Such shares were issued upon the effective date of stockholders’ approval of the Company’s 2004 Equity Incentive Plan. In November 2004, the Company issued 45,000 shares of its common stock to another member of its Board of Director at $3.85 per share. In addition, the Company cancelled 30,000 shares of its common stock valued at $2.75 per share issued to a former Board member.

In June 2004, the Company issued 860,000 shares of its common stock at an exercise price of $1.00 per share to six accredited investors (including 500,000 shares to Wistron NeWeb) in connection with the exercise of warrants from the Company’s January 2004 private placement. In connection with this private placement, the Company paid $43,000 for finder’s fee and $76,900 in legal fees.

In June 2004, the Company issued 125,000 shares of its common stock at the conversion price of $2.00 per share to North America Ventures Fund II, L.P. in connection with the conversion of 25% of the investor’s convertible term note of $1,000,000, funded in January 2004. In September and November 2004, the Company

issued an aggregate of 250,000 shares of its common stock at the conversion price of $2.00 per share to North America Venture Fund II, L.P. in connection with the conversion of an additional 50% of the investor’s convertible term note.

In June 2004, the Company issued 37,000 shares of its common stock at the conversion price of $3.16 per share to Laurus Master Fund, Ltd. (“Laurus”) in connection with the payment of a portion of the principal and interest charges related to the investor’s convertible term note of $3,000,000, funded in March 2004. In September and December 2004, the Company issued additional 30,797 and 16,508 shares of its common stock respectively at the conversion price of $3.16 per share to Laurus for further principal and interest payments under such note.

In July 2004, employee stock options for 83,333 shares were exercised at a price of $2.50 per share resulting in proceeds of $208,333.

In August 2004, the Company issued 167,691 shares of its common stock to one accredited investor in exchange for the assignment by that investor to the Company of 554,183 shares of the common stock of the Company’s subsidiary, Axesstel, Inc., a California corporation, as well as a general release of claims against the Company by that investor. These shares are reflected in prior year’s outstanding common stock.

In October 2004, the Company issued 833,334 shares of the Company’s common stock to three private equity funds managed by ComVentures, a venture capital firm based in Palo Alto, California, at a price of $3.60 per share for aggregate proceeds of $3,000,002.

In October 2004, employee stock options for 300,000 shares of the Company’s stock were exercised at a price of $0.26 per share resulting in proceeds of $78,000.

In October 2004, the Company issued an aggregate of 382,352 shares of common stock to two private equity funds upon the cashless exercise of a warrant to purchase 500,000 shares of common stock at $1.00 per share in connection with the warrants agreement entered in January 2004.

Common Stock-2003 Activity

In January 2003, the Company issued 100,000 shares of its common stock for employee compensation at their fair market value of $3.00, totaling $300,000.

In February 2003, the Company issued 92,500 shares of the Company’s common stock at their fair market value of $2.00 per share to individuals and entities for cash totaling $185,000.

In May 2003, the Company issued 300,000 shares (total value: $675,000) of the Company’s common stock for the acquisition of 100% of the issued and outstanding capital stock of Entatel, pursuant to a Stock Purchase Agreement entered into in December 2002.

In May 2003, the Company issued 10,000 shares of its common stock at their fair market value of $1.89 per share for legal services rendered, totaling $18,903.

In August 2003, the Company issued 90,000 shares of its common stock at their fair market value of $2.75 per share to members of the Board of Directors, totaling $247,500.

In November 2003, the Company issued 9,622 shares of the Company’s common stock at their fair market value of $3.50 per share for consulting services rendered, totaling $33,677.

In November 2003, the Company issued 19,230 shares of its common stock for employee compensation at their fair market value of $1.30 per share, totaling $24,999.

For the year ended December 31, 2003, the Company issued warrants for the purchase of 220,000 shares of common stock, with exercise prices of $2.80 and $3.50 per share, for consulting services. These warrants have been valued at $549,000, and are charged to operations over the expected period of services to be provided.

Stock Option Activity

In September 2002, the Company established a stock option plan, which was approved by the Board of Directors, pursuant to which options to purchase a total of 911,671 shares of common stock may be granted to the Company’s employees, officers, directors and consultants. The options granted under this plan vest over a three year period. As of December 31, 2004, options to purchase 845,151 shares of common stock under this plan have been granted to the Company’s employees, officers, directors, and consultants and are outstanding. The Company granted to certain of its employees options to purchase 149,000 shares of common stock under the plan in 2004. As of December 31, 2004, this plan is no longer available for new grants.

In March 2003, the Company established a stock option plan, which was approved by the Board of Directors, pursuant to which options to purchase a total of 982,171 shares of common stock may be granted to the Company’s employees, officers, directors and consultants. The options granted under this plan vest over a three year period. As of December 31, 2004, options to purchase 723,751 shares of common stock under this plan had been granted. The Company granted to certain of its employees options to purchase 508,000 shares of common stock under the plan in 2004. As of December 31, 2004, this plan is no longer available for new grants.

In September 2003, the Company established a stock option plan, which was approved by the Board of Directors, pursuant to which options to purchase a total of 1,000,000 shares of common stock may be granted to the Company’s employees, officers, directors and consultants. The options granted under this plan vest over a three year period. As of December 31, 2004, options to purchase 442,000 shares of common stock under this plan have been granted to the Company’s employees, officers, directors, and consultants and are outstanding. The Company granted to certain of its employees options to purchase 442,000 shares of common stock under the plan in 2004. As of December 31, 2004, this plan is no longer available for new grants.

In September 2004, the Board of Directors adopted the 2004 Equity Incentive Plan (the “2004 Equity Plan”). The stockholders approved the plan in October 2004 with an effective date for such approval in November 2004. Under the 2004 Equity Plan, the Company has initially reserved for issuance an aggregate of 4,093,842 shares. The Company’s prior stock option plans described above (the “Prior Plans”) are no longer available for new grants, and the initial share reserve under the 2004 Equity Plan will adjust downward to the extent that shares are issued upon exercise of options under the Prior Plans. Subject to a maximum of 11,593,842 shares that can be subject to the 2004 Equity Plan in the aggregate, the number of shares subject to the 2004 Equity Plan will increase each year by the least of:

•	three percent of the then outstanding shares;

•	750,000 shares; or

•	a number of shares determined by the Board.

Awards under the 2004 Equity Plan may be granted to any of the Company’s employees, directors or consultants or those of the Company’s affiliates. Awards may consist of stock options (both incentive stock options and non-statutory stock options), stock awards, stock appreciation rights and cash awards. The Company granted to certain of its employees options to purchase 347,000 shares of common stock under the plan in 2004.

A summary of Axesstel’s stock option activity and related information is as follows:

	2004		2003
Option Summary	Options	Wt Average Exercise Price	Options	Wt Average Exercise Price
Outstanding-beginning of year	3,334,428	$0.62	2,837,627	$0.31
Granted	1,446,000	$2.84	623,500	$1.99
Exercised	(383,333)	$0.75	—	$—
Forfeited	(289,666)	$1.63	(126,699)	$1.04

Outstanding-end of year	4,107,429	$1.28	3,334,428	$0.62

The following table summarizes the number of option shares, the weighted average exercise price, and weighted average life (by years) by price range for both total outstanding options and total exercisable options as of December 31, 2004.

	Total Outstanding			Total Exercisable
Price Range	# of Shares	Wt Average Exercise Price	Life	# of Shares	Wt Average Exercise Price
$0.07 to $0.50	1,749,527	$0.21	7.7	1,749,527	$0.21
$0.51 to $1.00	603,442	0.60	8.7	491,459	0.60
$1.01 to $2.00	308,751	1.51	8.1	192,501	1.57
$2.01 to $3.00	971,834	2.46	8.4	195,751	2.32
$3.01 to $4.35	473,875	3.56	9.6	12,208	3.82

	4,107,429	$1.28	8.3	2,641,446	$0.56

Stock Warrant Activity

For the year ended December 31, 2004, the Company issued warrants to purchase 1,828,624 shares of stock, with exercise prices ranging from $1.00 to $3.88 in connection with their 2004 financing activities. For the year ended December 31, 2003, the Company issued warrants to purchase 220,000 shares of stock, with exercise prices of $2.80 and $3.50 per share, for consulting services. These warrants have been valued at $549,000, and are charged to operations over the expected period of services to be provided.

A summary of Axesstel’s warrant activity and related information is as follows:

	2004		2003
Warrant Summary	Warrant	Wt Average Exercise Price	Warrant	Wt Average Exercise Price
Outstanding-beginning of year	2,853,038	$0.34	2,633,038	$0.13
Granted	1,828,624	1.41	220,000	2.86
Exercised	(1,360,000)	1.00	—	—
Forfeited	—	—	—	—

Outstanding-end of year	3,321,662	$0.62	2,853,038	$0.34

The following table summarizes the number of warrants, the weighted average exercise price, and weighted average life (by years) by price for both total outstanding warrants and total exercisable warrants as of December 31, 2004.

	Total Outstanding			Total Exercisable
Price	# of Shares	Wt Average Exercise Price	Life	# of Shares	Wt Average Exercise Price
$0.07	2,333,038	$0.07	7.3	2,333,038	$0.07
$0.60	300,000	0.60	6.4	300,000	0.60
$2.00	272,000	2.00	1.0	—	—
$2.80	200,000	2.80	2.7	200,000	2.80
$3.16 to $3.88	216,624	3.42	5.5	216,624	3.42

	3,321,662	$0.62	6.3	3,049,662	$0.54

14. SEGMENT INFORMATION

The Company operates and tracks its results in one operating segment. The Company tracks revenues and assets by geographic region, but does not manage operations by region.

Revenues by geographic region based on customer locations for the year ended December 31, 2004 and 2003 were as follows:

	2004	2003
Revenues
United States	$—	$7,590,880
Pacific Rim/Asia	47,493,712	3,953,113
Latin America	15,070,890	—
Other	—	—

Total revenues	$62,564,602	$11,543,993

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The summary quarterly financial data for 2004 and 2003 consists of the following:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004
Revenues	$428,600	$7,874,990	$26,068,468	$28,192,544
Loss before income taxes	(2,657,338)	(1,739,832)	(2,387,404)	(1,788,478)
Net loss	(1,594,403)	(1,043,899)	(2,387,404)	(3,244,652)
Basic loss per share	$(0.20)	$(0.13)	$(0.26)	$(0.30)

Diluted loss per share	$(0.20)	$(0.13)	$(0.26)	$(0.30)

2003
Revenues	$3,447,105	$4,962,650	$1,043,100	$2,091,138
Income (loss) before income taxes	1,169,649	81,021	(1,517,466)	(3,609,205)
Net income (loss)	783,649	54,021	(1,016,466)	(2,430,475)
Basic earnings (loss) per share	$0.13	$0.01	$(0.15)	$(0.37)

Diluted earnings (loss) per share	$0.10	$0.01	$(0.15)	$(0.37)

16. RELATED PARTY TRANSACTIONS

In November 2000, the Company entered into a license agreement with Qualcomm to manufacture and sell certain products incorporating Qualcomm’s CDMA (Code Division Multiple Access) technology. For the year ended December 31, 2004, the Company paid $3.2 million and owes an additional $1.6 million for software purchases, fees and royalties to Qualcomm. This does not include the Qualcomm chipsets purchased directly by the Company’s contract manufacturer, estimated at $12.8 million for 2004. As of December 31, 2004, Qualcomm owned 605,183 of the 11,253,466 shares of the Company’s outstanding common stock, representing a 5.4% ownership interest in the Company. For the year ended December 31, 2003, the Company paid Qualcomm $992,000. This does not include the Qualcomm chipsets purchased directly by the Company’s contract manufacturer, estimated at $1.0 million for 2003. As of December 31, 2003, Qualcomm owned 605,183 of the 6,709,842 shares of the Company’s outstanding common stock, representing a 9.0% ownership interest in the Company.

During 2004, the Company used Wistron NeWeb Corporation (“WNC”) exclusively as its contract manufacturer. During 2004, the Company purchased $52.5 million of product from WNC. During this period, the Company paid $38.9 million to WNC and the amount payable to WNC at December 31, 2004 was $13.6 million. As of December 31, 2004, WNC owned 4.4% of the Company’s outstanding common stock. In addition, Mr. Haydn Hsieh, one of the Company’s directors, is also the President and Chief Executive Officer of WNC. In October 2004, WNC sold 500,000 shares of common stock to private equity funds managed by ComVentures.

17. SUBSEQUENT EVENTS (UNAUDITED)

On February 15, 2005, the Company completed the sale of 270,271 shares of common stock to three private equity funds managed by ComVentures, at a per share price of $3.70 for aggregate proceeds of $1.0 million.

On February 8, 2005, the Company amended its license agreement with Qualcomm to expand the scope of the license to allow the Company to make, use and sell certain mobile CDMA-based products in addition to the fixed wireless CDMA-based products the Company currently offers. In consideration of the Company’s rights under the amendment, the Company agreed to pay Qualcomm license fees of $2.5 million in addition to those already paid under the license agreement. These additional license fees are payable in installments and are anticipated to be capitalized and amortized over the estimated life of the license.

On February 16, 2005, the Company entered into a Convertible Bond Sale and Purchase Agreement (the “Agreement”) with Axess Telecom Co., Ltd., a Korean corporation (“Axess”), for the purchase of a convertible bond (as amended, the “Convertible Bond”), par value KRW 1,000,000,000 (approximately US $975,000). The purchase of the Convertible Bond satisfies the Company’s obligations under the Memorandum of Understanding entered into between the Company and Axess on October 14, 2004 in connection with the settlement of a lawsuit Axess filed against the Company in Korea. The Convertible Bond has a three-year maturity, accrues interest at the rate of 8% per annum, pays interest quarterly, provides that all payments are made in Korean won, may be prepaid without penalty, is secured by all the assets of Axess and after one year will be convertible, at the Company’s election, into shares of common stock of Axess at the conversion rate of KRW 2,550 per share (as adjusted for stock splits, stock dividends and certain stock issuances). The common stock of Axess is quoted on the Korean KOSDAQ stock market. As discussed previously in the third paragraph of Note 12 to these financial statements entitled “Litigation Settlement,” the Company has charged the cost of these convertible bonds to expense due to the uncertainty as to recoupment.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

As permitted by Section 78.7502 of the Nevada Revised Statutes (the “NRS”), our articles of incorporation provide that we shall indemnify each person who is or was or who has agreed to become one of our directors or officers to the full extent permitted by the NRS or any other applicable laws. Consequently, our directors and officers generally will not be personally liable to us or our stockholders for monetary damages unless:

•	The director’s or officer’s act or failure to act constitutes a breach of his fiduciary duties as a director or officer, and his breach of those duties involves intentional misconduct, fraud or a knowing violation of law; or

•	The director or officer does not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, the director or officer has reasonable cause to believe his conduct was unlawful.

Our articles of incorporation also provide that no amendment or repeal of the articles of incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

Our bylaws provide that we shall indemnify to the fullest extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s legal representative was or is one of our (or any of our predecessor’s) directors or officers or serves or served any other enterprise as a director or officer at our or our predecessor’s request. Our bylaws also provide that we must pay the expenses that any of our officers or directors incur in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to indemnification by us. Our bylaws also provide that we may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such bylaws.

We have entered into and expect to continue to enter into indemnification agreements with certain of our directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that we will maintain directors’ and officers’ liability insurance in reasonable amounts from established insurers, subject to certain limitations. The indemnification agreements also provide for partial indemnification for a portion of expenses incurred by a director or officer even if the director or officer is not entitled to indemnification for the total amount. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We currently maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of ours or is or was serving at our request as a director, officer, employee or agent of another entity regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933 (the “Securities Act”), or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

Other than the pro rata underwriting discounts and commissions to be paid by the selling stockholders, all costs and expenses incurred in connection with the sale and distribution of the common stock being registered for sale will be paid by the registrant. The following is an itemized statement of these costs and expenses. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the American Stock Exchange additional listing fee.

SEC registration fee	$4,433
NASD filing fee	10,000
American Stock Exchange additional listing fee	45,000
Blue sky qualification fees and expenses	10,000
Printing and engraving	180,000
Legal fees and expenses	1,100,000
Accounting fees and expenses	250,000
Transfer agent and registrar fees	25,000
Miscellaneous expenses	30,567

Total	1,655,000

Item 26.  Recent Sales of Unregistered Securities.

During our last three fiscal years, we issued unregistered securities to a limited number of purchasers as described below:

Axesstel Inc., a Nevada corporation

On February 15, 2005, we sold an aggregate of 270,271 shares of our common stock to affiliates of ComVentures, at a purchase price of $3.70 per share. This issuance was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

On January 27, 2005, we issued 200,000 shares of common stock to Mr. Jimmy Sung upon the exercise of a warrant held by Mr. Sung. The exercise price of the warrant was $0.60 per share, and the aggregate exercise price of $120,000 was deemed paid by Mr. Sung through services rendered to us pursuant to a consulting agreement entered into in January 2003 between us and Mr. Sung. The securities were offered and sold without registration under the Securities Act to an accredited investor in reliance upon the exemption provided by Rule 506 of Regulation D thereunder.

On January 24, 2005, we issued 466,947 shares of common stock to Mr. Jin Yong (Jason) Kim, our Executive Vice President, New Business Development, upon the exercise of stock options held by Mr. Kim. The exercise prices of the stock options were $0.26 per share with respect to 299,132 shares, and $0.07 per share with respect to 167,815 shares, resulting in net proceeds to us of $89,521. The options were originally issued by Axesstel, Inc., a California corporation (“Axesstel California”) on February 15, 2001, April 1, 2001, July 1, 2001

and April 1, 2002, and were assumed by us upon our acquisition of Axesstel California in August 2002. The securities were offered and sold without registration under the Securities Act to an accredited investor in reliance upon the exemption provided by Rule 506 of Regulation D thereunder.

On January 8, 2005, we issued and sold 125,000 shares of our common stock at the conversion price of $2.00 per share to North America Venture Fund II, L.P. in connection with the conversion of 25% of North America’s convertible term note of $1,000,000, funded on January 8, 2004. The securities were offered and sold without registration under the Securities Act of 1933 in reliance upon the exemption provided by Section 3(a)(9) thereunder.

On January 6, 2005, we sold 272,763 shares of common stock to Mike H.P. Kwon, our Chairman and Chief Executive Officer, upon the exercise of a stock option held by Mr. Kwon. The exercise price of the stock option was $0.26 per share, resulting in net proceeds to us of $70,918. The option was originally issued on July 1, 2001 by Axesstel, Inc., a California corporation (“Axesstel California”), and was assumed by us upon our acquisition of Axesstel California in August 2002. The securities were offered and sold without registration under the Securities Act to an accredited investor in reliance upon the exemption provided by Rule 506 of Regulation D thereunder.

On December 17, 2004, we sold 16,508 shares of our common stock at the conversion price of $3.16 per share to Laurus Master Fund, Ltd. in connection with the payment of a portion of the principal charges related to the investor’s convertible term notes of $3,000,000 and $1,000,000, funded in March 2004 and August 2004, respectively. The securities were offered and sold without registration under the Securities Act to an accredited investor in reliance upon the exemption provided by Rule 506 of Regulation D thereunder.

Pursuant to non-employee director compensation policies approved by our board on August 12, 2004 and described in the information statement filed with the Commission on November 5, 2004, we issued an aggregate of 180,000 shares of common stock to our non-employee directors upon the effective date of our 2004 Equity Incentive Plan. Accordingly, on November 25, 2004, 45,000 restricted shares of common stock were issued to each of Mr. Harry Casari, Mr. Eric Schultz and Mr. Åke Persson, and 15,000 restricted shares of common stock were issued to each of Mr. Jai Bhagat, Mr. Haydn Hsieh and Dr. Seung Taik Yang. One third of these shares vested immediately upon the date of grant, and an additional one-third of these shares will vest on each of the first and second anniversaries of the date of appointment or election of such director, provided that such director continues to serve on the board at that time. To the extent the issuance of these securities is deemed a sale, we relied on the exemption from registration provided by Section 4(2) of the Securities Act.

On November 14, 2004, we issued and sold 125,000 shares of our common stock at the conversion price of $2.00 per share to North America Venture Fund II, L.P. in connection with the conversion of 25% of North America’s convertible term note of $1,000,000, funded on January 8, 2004. The securities were offered and sold without registration under the Securities Act in reliance upon the exemption provided by Section 3(a)(9) thereunder.

In October 2004, we issued 300,000 shares of our common stock to Mike H.P. Kwon, our Chairman and Chief Executive Officer, upon partial exercise of a stock option held by Mr. Kwon. The exercise price of the stock option was $0.26 per share. The securities were offered and sold without registration under the Securities Act of 1933 to an accredited investor in reliance upon the exemption provided by Rule 506 of Regulation D thereunder.

In October 2004, we issued an aggregate of 382,352 shares of our common stock to two private equity funds managed by Nikko Antfactory K.K., a Japanese venture capital group, upon the conversion of warrants held by these funds. The shares were issued pursuant to warrant agreements entered into in January 2004. The warrant agreements permitted the holders to purchase up to an aggregate of 500,000 shares of common stock at an exercise price of $1.00 per share, and included a “net exercise” right in lieu of payment of the exercise price in cash. The warrants were exercised into a number of shares of common stock determined by multiplying the number of shares purchasable under the warrant by the difference between the fair market value of the common stock on the date of conversion and the warrant exercise price, and dividing such product by the fair market value of the common stock on the date of conversion. The fair market value of our common stock, determined in accordance with the warrant agreements, on the date of exercise was $4.25 per share. The issuance of the shares was in reliance upon the exemption provided by Section 3(a)(9) of the Securities Act.

In October 2004, we sold an aggregate of 833,334 shares of our common stock to ComVentures, at a purchase price of $3.60 per share. This issuance was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In September 2004, we issued 125,000 shares of our common stock to North America in connection with the conversion of 25% of North America’s convertible term note of $1.0 million, funded in January 2004, at the conversion price of $2.00 per share. This issuance was made in reliance on the exemption provided by Section 3(a)(9) of the Securities Act.

In September 2004, we sold 30,797 shares of our common stock at the conversion price of $3.16 per share to Laurus in connection with the payment of a portion of the principal and interest charges related to Laurus’s convertible term note of $3.0 million, funded in March 2004. This issuance was made in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In March 2004 and August 2004, we sold a $3.0 million secured convertible term note and a $1.0 million secured convertible term note, respectively, to Laurus, an accredited investor. Laurus may at any time convert the outstanding principal and accrued interest due under the notes into shares of our common stock at a conversion price of $3.16 per share, provided that in no event may Laurus convert such amount if the conversion would result in Laurus beneficially owning in excess of 5% of our common stock. Interest accrues on each note at a rate of 3% above prime, subject to certain adjustments, and in no event will the interest rate on any note be lower than 7% or greater than 10%. Under certain circumstances, we have the ability to repay the amounts due under each note by issuing to Laurus a number of shares of common stock equal to the amount of the payment due divided by $3.16. Under certain circumstances, we also have the ability to convert all or a portion of the outstanding principal and accrued interest due under each note into shares of common stock at a conversion price of $3.16 per share. In connection with the sale of the notes in March 2004 and August 2004, we also issued to Laurus warrants with a term of seven years that are exercisable for 100,000 shares and 33,334 shares, respectively, of our common stock at exercise prices that vary between $3.31 per share and $3.88 per share. We also issued warrants with a term of five years that are exercisable for an aggregate of 63,290 shares of our common stock at an exercise price of $3.16 per share to a finder as compensation for its services in connection with the March 2004 and August 2004 financing. These issuances were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In August 2004, we issued 167,691 shares of our common stock to one accredited investor in exchange for the assignment by that investor to us of 554,183 shares of the common stock of Axesstel California, as well as a general release of claims against us by that investor. This issuance was made in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In July 2004, we sold to David Morash 83,333 shares of our common stock upon the partial exercise of the stock option granted to Mr. Morash in January 2004. The exercise price of the option is $2.50 per share. This issuance was made in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In June 2004, we issued to six accredited investors 860,000 shares of our common stock at an exercise price of $1.00 per share, including 500,000 shares to WNC, in connection with the exercise of warrants from our January 2004 private placement. These issuances were made in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In June 2004, we issued 125,000 shares of our common stock to North America in connection with the conversion of 25% of North America’s convertible term note of $1.0 million, funded in January 2004, at the conversion price of $2.00 per share. This issuance was made in reliance on the exemption provided by Section 3(a)(9) of the Securities Act.

In June 2004, we issued 37,000 shares of our common stock at the conversion price of $3.16 per share to Laurus in connection with the payment of a portion of the principal and interest charges related to Laurus’s convertible term note of $3.0 million, funded in March 2004. This issuance was made in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In May 2004, we issued a total of 30,000 shares of our common stock valued at $3.85 per share to one member of our board of directors. This issuance was made in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In February 2004, we issued 10,000 shares of our common stock to a legal consultant in South Korea in consideration of services rendered. This issuance was made in reliance on Section 4(2) of the Securities Act.

In February 2004, we issued an aggregate of 5,300 shares of our common stock valued at $2.85 per share to 53 employees as bonuses. These issuances were made in reliance on Section 4(2) of the Securities Act.

During the first quarter of 2004, we issued to one employee a total of 30,000 shares of our common stock valued at $2.15 per share as an inducement to employment. These issuances were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

In January 2004, we sold an unsecured convertible term note in the original principal amount of $1 million to North America, an accredited investor. Interest accrues on the note at the rate of 3% above prime, subject to certain adjustments. In no event will the interest rate be lower than 7% or greater than 10%. The principal and accrued interest due under the note are convertible by North America into shares of common stock at a conversion price of $2.00 per share. All unpaid principal and accrued interest, if not sooner converted, is due on January 8, 2005. This issuance was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In January 2004, we sold to seven accredited investors a total of 1,360,000 shares of our common stock at a price of $2.00 per share. In connection with this transaction, we also sold to the investors warrants to purchase an aggregate of 1,632,000 shares of common stock. Warrants to purchase 1,360,000 of these shares have an exercise price of $1.00 per share and are generally exercisable until July 8, 2004. Warrants to purchase 272,000 of these shares have an exercise price of $2.00 per share, which price is subject to increase to $3.30 per share upon the accomplishment of certain milestones, and are exercisable beginning on the first date on which the achievement of the milestones can be determined and expire 18 months after that date. In connection with this transaction, we agreed to sell to a finder a total of 150,000 shares of common stock, of which 50,000 shares were sold to the finder in January 2004 and an additional 50,000 shares are to be sold to the finder in each of January 2005 and January 2006. We also paid to the finder a fee of $136,000, representing 5% of the gross proceeds received in this financing. These issuances were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In November 2003, we issued 9,622 shares of our common stock valued at $3.50 per share in connection with a settlement agreement with a consultant for consulting services rendered. This issuance was made in reliance on Section 4(2) of the Securities Act.

In November 2003, we issued a total of 19,230 shares of our common stock to two employees valued at $1.30 per share. These issuances were made in reliance on Section 4(2) of the Securities Act.

In September 2003, we issued to certain consultants warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $2.80 per share for services rendered. The warrants are exercisable for a period of five years following the date of grant. These issuances were made in reliance on Section 4(2) of the Securities Act.

In August 2003, we issued a total of 90,000 shares of our common stock valued at $2.75 per share to three members of our board of directors. These issuances were made in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In July 2003, we issued to a consultant a warrant to purchase 20,000 shares of common stock at an exercise price of $3.50 per share for services rendered. The warrant is exercisable for a period of five years following the date of grant. This issuance was made in reliance on Section 4(2) of the Securities Act.

In February 2003, we sold an aggregate of 92,500 shares of our common stock at the price of $2.00 per share to four accredited investors. These issuances were made in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In January 2003, we issued 100,000 shares of our common stock valued at $3.00 per share to an employee as an inducement grant. This issuance was made in reliance on Section 4(2) of the Securities Act.

In December 2002, we entered into an agreement to issue to the sole shareholder of Entatel, a Korean company, 300,000 shares of our common stock valued at $2.25 per share in exchange for all of the issued and outstanding capital stock of Entatel. This issuance was made in reliance on Section 4(2) of the Securities Act.

In October 2002, we issued 10,000 shares of our common stock to a legal consultant in South Korea for services rendered. This issuance was made in reliance on Section 4(2) of the Securities Act.

In September 2002, we issued warrants to certain consultants to purchase an aggregate of 700,000 shares of common stock at an exercise price of $0.60 per share for services rendered. The expiration dates for such warrants range from five years to ten years after the date of grant. This issuance was made in reliance on Section 4(2) of the Securities Act.

In August 2002, in connection with the acquisition of Axesstel California, we issued to the former stockholders of Axesstel California approximately 5.6 million shares of our common stock in exchange for the assignment to us of approximately 98% of the issued and outstanding capital stock of Axesstel California at an exchange rate of .302591758 shares of our common stock for one share of Axesstel California common stock. In connection with this acquisition, we also assumed all of Axesstel California’s outstanding options and warrants, which were adjusted in accordance with the exchange ratio such that an option or warrant to purchase one share of Axesstel California common stock became an option or warrant to purchase .302591758 shares of our common stock. This issuance was made in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

In August 2002, we (operating as Miracom Industries, Inc.) issued to certain individuals and entities an aggregate of 273,902 shares of our common stock (giving effect to the one-for-twenty-nine reverse stock split) in consideration of the cancellation of indebtedness by such persons. These issuances were made in reliance on Section 4(2) of the Securities Act.

Axesstel California

In May 2002, Axesstel California issued to Mike H.P. Kwon and Satoru Yukie warrants to purchase 3,710,184 and 4,000,000 shares of the common stock of Axesstel California, respectively, at an exercise price of $0.02 per share. The warrants are exercisable for a period of ten years following the date of grant. These warrants were assumed by us in August 2002 in accordance with the corporate combination agreement between us and

Axesstel California. These issuances were made in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In each transaction described above that was exempt from registration under Section 4(2) of the Securities Act, (i) there were no underwriters involved in the issuance and sale of the securities, (ii) the investors were experienced with transactions of the nature of the subject transaction and had the ability to fend for themselves, (iii) the securities were acquired for investment only and not with a view to or for sale in connection with any distribution thereof, (iv) appropriate legends were affixed to the share certificates and other instruments issued in such transactions, and (v) the sales of these securities were made without general solicitation or advertising.

Item 27.  Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement(1)

2.1	Corporate Combination Agreement by and between Miracom Industries, Inc. and Axesstel California effective July 16, 2002(3)

2.2	First Amendment to Corporate Combination Agreement by and between Miracom Industries, Inc. and Axesstel, Inc. dated August 22, 2002(4)

3.1	Articles of Incorporation of the registrant, as amended(1)

3.2	Amended and Restated Bylaws of the registrant(42)

4.1	Specimen Common Stock Certificate(1)

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP(1)

10.1	Convertible Note Purchase Agreement dated January 8, 2004, by and among the registrant, North America Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie(5)

10.2	Convertible Term Note issued January 8, 2004, by the registrant to North America Venture Fund II, L.P.(6)

10.3	Common Stock and Warrant Purchase Agreement dated January 8, 2004, by and among the registrant, the parties listed on the schedule of investors attached thereto, Mike H.P. Kwon and Satoru Yukie(7)

10.4	Form of Common Stock Purchase Warrant, exercise price $1.00, dated January 8, 2004(8)

10.5	Form of Common Stock Purchase Warrant, exercise price $2.00 subject to adjustment, dated January 8, 2004(9)

10.6	Securities Purchase Agreement dated March 16, 2004, by and between the registrant and Laurus Master Fund, Ltd.(10)

10.7	Convertible Term Note issued March 16, 2004, by the registrant to Laurus Master Fund, Ltd.(11)

10.8	Security Agreement dated March 12, 2004, by and among the registrant and Laurus Master Fund, Ltd.(12)

10.9	Common Stock Purchase Warrant issued March 16, 2004, by the registrant to Laurus Master Fund, Ltd.(13)

Exhibit Number	Description of Document

10.10	Registration Rights Agreement dated March 11, 2004, by and among the registrant and Laurus Master Fund, Ltd.(14)

10.11	Letter Agreement with North America Venture Fund II, L.P., dated April 15, 2004(15)

10.12	Lease Agreement for Office Space by and between Axesstel California and Smith Trust dated October 15, 2001(16)

10.13	Centerpark Plaza Office Lease with Mullrock Umbrella, LLC, dated May 28, 2004(17)

10.14	Form of Indemnity Agreement for directors and executive officers of the registrant(1)

10.15	Subscriber Unit License Agreement between Axesstel California and QUALCOMM Incorporated dated November 14, 2000, as amended +(18)

10.16	Supply Agreement by and between TeleCard Limited and the registrant dated November 2003 +(19)

10.17	Supply Agreement by and between TeleCard Limited and the registrant dated November 2003 +(20)

10.18	Purchase order with Tata Teleservices (Maharashtra) Limited, dated April 20, 2004+(21)

10.19	Purchase order with Tata Teleservices, Ltd., dated April 26, 2004+(22)

10.20	Supply Agreement between BellSouth International, Inc. and Axesstel-California, dated March 18, 2004+(23)

10.21	Form of Common Stock Purchase Warrant issued to finder and its assignees, dated March 11, 2004, in connection with the March 2004 Convertible Note Financing(24)

10.22	Offer Letter for David Morash, dated December 3, 2003*(25)

10.23	Offer Letter for Patrick Gray, dated February 11, 2004*(26)

10.24	Offer Letter for Lixin Cheng, dated December 22, 2003*(27)

10.25	Component Supply Agreement between QUALCOMM CDMA Technologies Asia-Pacific PTE LTD. and Axesstel California, dated February 28, 2001, as amended+(1)

10.26	DMSS5100 Software Agreement between QUALCOMM Incorporated and Axesstel California, dated December 5, 2002, as amended+(1)

10.27	DMSS5010 Software Agreement between QUALCOMM Incorporated and Axesstel California, dated November 26, 2003+(1)

10.28	AMSS6500 Software Agreement between QUALCOMM Incorporated and Axesstel California, dated April 11, 2004+(1)

10.29	Offer Letter for Alireza Saifi dated July 8, 2004*(1)

10.30	Securities Purchase Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(28)

10.31	Common Stock Purchase Warrant dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(29)

10.32	Security Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(30)

10.33	Registration Rights Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(31)

10.34	Convertible Term Note dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(32)

Exhibit Number	Description of Document

10.35	Stock Purchase Agreement dated October 12, 2004 between the registrant and certain investors affiliated with ComVentures(33)

10.36	2001 Stock Option Plan*(1)

10.37	Form Notice of Grant of Stock Option (2001 Stock Option Plan)*(1)

10.38	Form Stock Option Agreement (2001 Stock Option Plan)*(1)

10.39	Form Notice of Grant of Stock Option (September 2002, March 2003 and September 2003 Option Pools)*(1)

10.40	Form Stock Option Agreement (September 2002, March 2003 and September 2003 Option Pools)*(1)

10.41	Table of Stock Option Grants under 2001 Stock Option Plan and Prior Plans*(1)

10.42	2004 Equity Incentive Plan*(1)

10.43	Form of Stock Option Agreement (2004 Equity Incentive Plan).*(45)

10.44	Form of Stock Award Agreement (2004 Equity Incentive Plan).*(46)

10.45	Form of Subscription Agreement dated February 2003(36)

10.46	Promissory Note, as amended, dated August 17, 2004, between the registrant and Wells Fargo HSBC Trade Bank, National Association(34)

10.47	Security Agreement: Rights to Payment dated August 17, 2004, between the registrant and Wells Fargo HSBC Trade Bank, National Association(35)

10.48	Warrant to Purchase Common Stock dated September 1, 2002 issued to The Search for Value, Inc.(1)

10.49	Warrant to Purchase Common Stock dated September 1, 2002 issued to Newport Capital Consultants(1)

10.50	Warrant to Purchase Common Stock dated October 1, 2003 issued to The Search for Value, Inc.(1)

10.51	Warrant to Purchase Common Stock dated October 1, 2003 issued to Newport Capital Consultants(1)

10.52	Executive Employment Agreement dated November 9, 2004 between the registrant and Mike H.P. Kwon*(37)

10.53	Executive Employment Agreement dated November 9, 2004 between the registrant and David Morash*(38)

10.54	Form of Release Agreement dated November 4, 2004(43)

10.55	Settlement Agreement and General Release of All Claims with Satoru Yukie dated November 15, 2004.*(44)

10.56	USB Driver Software Tools Limited Use Agreement between the registrant and QUALCOMM Incorporated dated October 21, 2004.(1)

10.57	Product Purchase Agreement dated as of June 15, 2004 with Tata Teleservices Limited and Tata Teleservices (Maharashtra) Limited+(47)

10.58	Stock Purchase Agreement dated February 2, 2005 between the registrant and certain investors affiliated with ComVentures(1)

10.59	Form of Warrant Agreement to Mike H.P. Kwon and Satoru Yukie*(1)

10.60	Share Exchange Agreement with Qun (Chuck) Ai dated August 12, 2004(1)

10.61	Amendment to Subscriber Unit License and DMSS Software Agreement between Axesstel California and QUALCOMM Incorporated dated February 8, 2005+(49)

10.62	Convertible Bond Sale and Purchase Agreement with Axess Telecom Co., Ltd. dated February 16, 2005(50)

10.63	Amendment to Convertible Bond Sale and Purchase Agreement with Axess Telecom Co., Ltd. dated February 17, 2005(51)

14.1	Code of Ethics for Directors, Officers and Employees(39)

16.1	Letter dated December 8, 2003, from Kenny H. Lee CPA Group, Inc.(48)

21.1	Subsidiaries of registrant(41)

23.1	Consent of Gumbiner Savett Inc.(2)

Exhibit Number	Description of Document

23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP, counsel to the registrant. Reference is made to Exhibit 5.1.

24.1	Power of Attorney(1)

+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission

*	Management contract or compensatory plan or arrangement

(1)	Previously filed

(2)	Filed herewith

(3)	Incorporated by reference to the Form 8-K filed on September 16, 2002

(4)	Incorporated by reference to Exhibit 2.2 of the Form 10-KSB/A for the period ending December 31, 2003, filed on October 13, 2004

(5)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on January 22, 2004

(6)	Incorporated by reference to Exhibit 10.2 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(7)	Incorporated by reference to Exhibit 10.2 of the Form 8-K filed on January 22, 2004

(8)	Incorporated by reference to Exhibit 10.4 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(9)	Incorporated by reference to Exhibit 10.5 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(10)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on March 25, 2004

(11)	Incorporated by reference to Exhibit 10.7 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(12)	Incorporated by reference to Exhibit 10.8 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(13)	Incorporated by reference to Exhibit 10.9 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(14)	Incorporated by reference to Exhibit 10.10 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(15)	Incorporated by reference to Exhibit 10.2 of the Form 10-QSB/A for the period ending June 30, 2004, filed on September 7, 2004

(16)	Incorporated by reference to Exhibit 10.4 of the Form 10-KSB/A for the period ending December 31, 2003, filed on April 19, 2004

(17)	Incorporated by reference to Exhibit 10.1 of the Form 10-QSB for the period ending June 30, 2003 filed on August 16, 2004

(18)	Incorporated by reference to Exhibit 10.3 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(19)	Incorporated by reference to Exhibit 10.4 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(20)	Incorporated by reference to Exhibit 10.5 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(21)	Incorporated by reference to Exhibit 10.3 of the Form 10-QSB/A for the period ending June 30, 2004, filed on September 7, 2004

(22)	Incorporated by reference to Exhibit 10.4 of the Form 10-QSB/A for the period ending June 30, 2004, filed on September 7, 2004

(23)	Incorporated by reference to Exhibit 10.14 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(24)	Incorporated by reference to Exhibit 10.15 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(25)	Incorporated by reference to Exhibit 10.11 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(26)	Incorporated by reference to Exhibit 10.12 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(27)	Incorporated by reference to Exhibit 10.13 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(28)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on August 20, 2004

(29)	Incorporated by reference to Exhibit 99.2 of the Form 8-K filed on August 20, 2004

(30)	Incorporated by reference to Exhibit 99.3 of the Form 8-K filed on August 20, 2004

(31)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on August 20, 2004

(32)	Incorporated by reference to Exhibit 99.5 of the Form 8-K filed on August 20, 2004

(33)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on October 15, 2004

(34)	Incorporated by reference to Exhibit 10.1 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004

(35)	Incorporated by reference to Exhibit 10.2 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004

(36)	Incorporated by reference to Exhibit 10.22 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004.

(37)	Incorporated by reference to Exhibit 10.23 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004.

(38)	Incorporated by reference to Exhibit 10.24 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004.

(39)	Incorporated by reference to Exhibit 14.1 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(40)	Incorporated by reference to the Form 8-K filed on December 9, 2003

(41)	Incorporated by reference to Exhibit 21.1 of the Form 10-KSB/A for the period ending December 31, 2003, filed on April 19, 2004

(42)	Incorporated by reference to Exhibit 3.1 of the Form 8-K filed on November 10, 2004

(43)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on November 10, 2004

(44)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on November 19, 2004.

(45)	Incorporated by reference to Exhibit 99.3 of the Form 8-K filed on January 12, 2005.

(46)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on January 12, 2005.

(47)	Incorporated by reference to Exhibit 10.1 of the Form 8-K/A filed on February 1, 2005.

(48)	Incorporated by reference to Exhibit 16.1 of the Form 8-K filed on November 18, 2003.

(49)	Incorporated by reference to Exhibit 10.1 of the Form 8-K/A filed on February 22, 2005.

(50)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on February 22, 2005.

(51)	Incorporated by reference to Exhibit 10.2 of the Form 8-K filed on February 22, 2005.

Item 28.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The small business issuer will:

(1) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

(2) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in this registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 23rd day of February, 2005.

AXESSTEL, INC.

By:	/s/ DAVID MORASH
David Morash President, Chief Operating Officer and Acting Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/S/ MIKE H.P. KWON Mike H.P. Kwon	Chairman of the Board (Director) and Chief Executive Officer (Principal Executive Officer)	February 23, 2005

/s/ DAVID MORASH David Morash	President, Chief Operating Officer and Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	February 23, 2005

/s/ JAI BHAGAT* Jai Bhagat	Director	February 23, 2005

/s/ HARRY CASARI* Harry Casari	Director	February 23, 2005

/s/ HAYDN HSIEH* Haydn Hsieh	Director	February 23, 2005

/s/ ÅKE PERSSON* Åke Persson	Director	February 23, 2005

/s/ ERIC SCHULTZ* Eric Schultz	Director	February 23, 2005

/s/ SEUNG TAIK YANG* Seung Taik Yang	Director	February 23, 2005

*By:	/s/ DAVID MORASH
David Morash Attorney-In-Fact

INDEX OF EXHIBITS

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement(1)

2.1	Corporate Combination Agreement by and between Miracom Industries, Inc. and Axesstel California effective July 16, 2002(3)

2.2	First Amendment to Corporate Combination Agreement by and between Miracom Industries, Inc. and Axesstel, Inc. dated August 22, 2002(4)

3.1	Articles of Incorporation of the registrant, as amended(1)

3.2	Amended and Restated Bylaws of the registrant(42)

4.1	Specimen Common Stock Certificate(1)

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP(1)

10.1	Convertible Note Purchase Agreement dated January 8, 2004, by and among the registrant, North America Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie(5)

10.2	Convertible Term Note issued January 8, 2004, by the registrant to North America Venture Fund II, L.P.(6)

10.3	Common Stock and Warrant Purchase Agreement dated January 8, 2004, by and among the registrant, the parties listed on the schedule of investors attached thereto, Mike H.P. Kwon and Satoru Yukie(7)

10.4	Form of Common Stock Purchase Warrant, exercise price $1.00, dated January 8, 2004(8)

10.5	Form of Common Stock Purchase Warrant, exercise price $2.00 subject to adjustment, dated January 8, 2004(9)

10.6	Securities Purchase Agreement dated March 16, 2004, by and between the registrant and Laurus Master Fund, Ltd.(10)

10.7	Convertible Term Note issued March 16, 2004, by the registrant to Laurus Master Fund, Ltd.(11)

10.8	Security Agreement dated March 12, 2004, by and among the registrant and Laurus Master Fund, Ltd.(12)

10.9	Common Stock Purchase Warrant issued March 16, 2004, by the registrant to Laurus Master Fund, Ltd.(13)

10.10	Registration Rights Agreement dated March 11, 2004, by and among the registrant and Laurus Master Fund, Ltd.(14)

10.11	Letter Agreement with North America Venture Fund II, L.P., dated April 15, 2004(15)

10.12	Lease Agreement for Office Space by and between Axesstel California and Smith Trust dated October 15, 2001(16)

10.13	Centerpark Plaza Office Lease with Mullrock Umbrella, LLC, dated May 28, 2004(17)

10.14	Form of Indemnity Agreement for directors and executive officers of the registrant(1)

10.15	Subscriber Unit License Agreement between Axesstel California and QUALCOMM Incorporated dated November 14, 2000, as amended +(18)

10.16	Supply Agreement by and between TeleCard Limited and the registrant dated November 2003 +(19)

Exhibit Number	Description of Document
10.17	Supply Agreement by and between TeleCard Limited and the registrant dated November 2003 +(20)

10.18	Purchase order with Tata Teleservices (Maharashtra) Limited, dated April 20, 2004+(21)

10.19	Purchase order with Tata Teleservices, Ltd., dated April 26, 2004+(22)

10.20	Supply Agreement between BellSouth International, Inc. and Axesstel California, dated March 18, 2004+(23)

10.21	Form of Common Stock Purchase Warrant issued to finder and its assignees, dated March 11, 2004, in connection with the March 2004 Convertible Note Financing(24)

10.22	Offer Letter for David Morash, dated December 3, 2003*(25)

10.23	Offer Letter for Patrick Gray, dated February 11, 2004*(26)

10.24	Offer Letter for Lixin Cheng, dated December 22, 2003*(27)

10.25	Component Supply Agreement between QUALCOMM CDMA Technologies Asia-Pacific PTE LTD. and Axesstel California, dated February 28, 2001, as amended+(1)

10.26	DMSS5100 Software Agreement between QUALCOMM Incorporated and Axesstel California, dated December 5, 2002, as amended+(1)

10.27	DMSS5010 Software Agreement between QUALCOMM Incorporated and Axesstel California, dated November 26, 2003+(1)

10.28	AMSS6500 Software Agreement between QUALCOMM Incorporated and Axesstel California, dated April 11, 2004+(1)

10.29	Offer Letter for Alireza Saifi dated July 8, 2004*(1)

10.30	Securities Purchase Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(28)

10.31	Common Stock Purchase Warrant dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(29)

10.32	Security Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(30)

10.33	Registration Rights Agreement dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(31)

10.34	Convertible Term Note dated as of August 18, 2004 between the registrant and Laurus Master Fund, Ltd.(32)

10.35	Stock Purchase Agreement dated October 12, 2004 between the registrant and certain investors affiliated with ComVentures(33)

10.36	2001 Stock Option Plan*(1)

10.37	Form Notice of Grant of Stock Option (2001 Stock Option Plan)*(1)

10.38	Form Stock Option Agreement (2001 Stock Option Plan)*(1)

10.39	Form Notice of Grant of Stock Option (September 2002, March 2003 and September 2003 Option Pools)*(1)

10.40	Form Stock Option Agreement (September 2002, March 2003 and September 2003 Option Pools)*(1)

10.41	Table of Stock Option Grants under 2001 Stock Option Plan and Prior Plans*(1)

Exhibit Number	Description of Document

10.42	2004 Equity Incentive Plan*(1)

10.43	Form of Stock Option Agreement (2004 Equity Incentive Plan)*(45)

10.44	Form of Stock Award Agreement (2004 Equity Incentive Plan)*(46)

10.45	Form of Subscription Agreement dated February 2003(36)

10.46	Promissory Note, as amended, dated August 17, 2004, between the registrant and Wells Fargo HSBC Trade Bank, National Association(34)

10.47	Security Agreement: Rights to Payment dated August 17, 2004, between the registrant and Wells Fargo HSBC Trade Bank, National Association(35)

10.48	Warrant to Purchase Common Stock dated September 1, 2002 issued to The Search for Value, Inc.(1)

10.49	Warrant to Purchase Common Stock dated September 1, 2002 issued to Newport Capital Consultants(1)

10.50	Warrant to Purchase Common Stock dated October 1, 2003 issued to The Search for Value, Inc.(1)

10.51	Warrant to Purchase Common Stock dated October 1, 2003 issued to Newport Capital Consultants(1)

10.52	Executive Employment Agreement dated November 9, 2004 between the registrant and Mike H.P. Kwon*(37)

10.53	Executive Employment Agreement dated November 9, 2004 between the registrant and David Morash*(38)

10.54	Form of Release Agreement dated November 4, 2004(43)

10.55	Settlement Agreement and General Release of All Claims with Satoru Yukie dated November 15, 2004*(44)

10.56	USB Driver Software Tools Limited Use Agreement between the registrant and QUALCOMM Incorporated dated October 21, 2004(1)

10.57	Product Purchase Agreement dated as of June 15, 2004 with Tata Teleservices Limited and Tata Teleservices (Maharashtra) Limited+(47)

10.58	Stock Purchase Agreement dated February 2, 2005 between the registrant and certain investors affiliated with ComVentures(1)

10.59	Form of Warrant Agreement to Mike H.P. Kwon and Satoru Yukie*(1)

10.60	Share Exchange Agreement with Qun (Chuck) Ai dated August 12, 2004(1)

10.61	Amendment to Subscriber Unit License and DMSS Software Agreement between Axesstel California and QUALCOMM Incorporated dated February 8, 2005+(49)

10.62	Convertible Bond Sale and Purchase Agreement with Axess Telecom Co., Ltd. dated February 16, 2005(50)

10.63	Amendment to Convertible Bond Sale and Purchase Agreement with Axess Telecom Co., Ltd. dated February 17, 2005(51)

14.1	Code of Ethics for Directors, Officers and Employees(39)

16.1	Letter dated December 8, 2003, from Kenny H. Lee CPA Group, Inc.(48)

21.1	Subsidiaries of registrant(41)

23.1	Consent of Gumbiner Savett Inc.(2)

23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP, counsel to the registrant. Reference is made to Exhibit 5.1.

24.1	Power of Attorney(1)

+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission

*	Management contract or compensatory plan or arrangement

(1)	Previously filed

(2)	Filed herewith

(3)	Incorporated by reference to the Form 8-K filed on September 16, 2002

(4)	Incorporated by reference to Exhibit 2.2 of the Form 10-KSB/A for the period ending December 31, 2003, filed on October 13, 2004

(5)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on January 22, 2004

(6)	Incorporated by reference to Exhibit 10.2 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(7)	Incorporated by reference to Exhibit 10.2 of the Form 8-K filed on January 22, 2004

(8)	Incorporated by reference to Exhibit 10.4 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(9)	Incorporated by reference to Exhibit 10.5 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(10)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on March 25, 2004

(11)	Incorporated by reference to Exhibit 10.7 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(12)	Incorporated by reference to Exhibit 10.8 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(13)	Incorporated by reference to Exhibit 10.9 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(14)	Incorporated by reference to Exhibit 10.10 of the Form 10-QSB for the period ending March 31, 2003, filed on May 24, 2004

(15)	Incorporated by reference to Exhibit 10.2 of the Form 10-QSB/A for the period ending June 30, 2004, filed on September 7, 2004

(16)	Incorporated by reference to Exhibit 10.4 of the Form 10-KSB/A for the period ending December 31, 2003, filed on April 19, 2004

(17)	Incorporated by reference to Exhibit 10.1 of the Form 10-QSB for the period ending June 30, 2003 filed on August 16, 2004

(18)	Incorporated by reference to Exhibit 10.3 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(19)	Incorporated by reference to Exhibit 10.4 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(20)	Incorporated by reference to Exhibit 10.5 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(21)	Incorporated by reference to Exhibit 10.3 of the Form 10-QSB/A for the period ending June 30, 2004, filed on September 7, 2004

(22)	Incorporated by reference to Exhibit 10.4 of the Form 10-QSB/A for the period ending June 30, 2004, filed on September 7, 2004

(23)	Incorporated by reference to Exhibit 10.14 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(24)	Incorporated by reference to Exhibit 10.15 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(25)	Incorporated by reference to Exhibit 10.11 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(26)	Incorporated by reference to Exhibit 10.12 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(27)	Incorporated by reference to Exhibit 10.13 of the Form 10-QSB/A for the period ending March 31, 2004, filed on September 7, 2004

(28)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on August 20, 2004

(29)	Incorporated by reference to Exhibit 99.2 of the Form 8-K filed on August 20, 2004

(30)	Incorporated by reference to Exhibit 99.3 of the Form 8-K filed on August 20, 2004

(31)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on August 20, 2004

(32)	Incorporated by reference to Exhibit 99.5 of the Form 8-K filed on August 20, 2004

(33)	Incorporated by reference to Exhibit 99.1 of the Form 8-K filed on October 15, 2004

(34)	Incorporated by reference to Exhibit 10.1 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004

(35)	Incorporated by reference to Exhibit 10.2 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004

(36)	Incorporated by reference to Exhibit 10.22 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004

(37)	Incorporated by reference to Exhibit 10.23 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004

(38)	Incorporated by reference to Exhibit 10.24 of the Form 10-QSB for the period ending September 30, 2004, filed on November 15, 2004

(39)	Incorporated by reference to Exhibit 14.1 of the Form 10-KSB/A for the period ending December 31, 2003, filed on August 16, 2004

(40)	Incorporated by reference to the Form 8-K filed on December 9, 2003

(41)	Incorporated by reference to Exhibit 21.1 of the Form 10-KSB/A for the period ending December 31, 2003, filed on April 19, 2004

(42)	Incorporated by reference to Exhibit 3.1 of the Form 8-K filed on November 10, 2004

(43)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on November 10, 2004

(44)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on November 19, 2004

(45)	Incorporated by reference to Exhibit 99.3 of the Form 8-K filed on January 12, 2005

(46)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on January 12, 2005

(47)	Incorporated by reference to Exhibit 10.1 of the Form 8-K/A filed on February 1, 2005

(48)	Incorporated by reference to Exhibit 16.1 of the Form 8-K filed on November 18, 2003

(49)	Incorporated by reference to Exhibit 10.1 of the Form 8-K/A filed on February 22, 2005.

(50)	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed on February 22, 2005.

(51)	Incorporated by reference to Exhibit 10.2 of the Form 8-K filed on February 22, 2005.